Exhibit 99.3

Technical Report
on the
Kupol Project

Chukotka, A. O.
Russian Federation

Report for NI 43-101

Prepared for Kinross Gold Corporation
by

Tom Garagan, P. Geo.
Donald E. Cameron, Licensed Geologist

30 November 2006

Kupol Project

Certificate of Author

I, Tom Garagan, P. Geo., do hereby certify that:

•	I am Vice President of Exploration for Bema Gold Corporation, Suite 3100, Three Bentall Center, 595 Burrard Street, PO Box 49143, Vancouver, British Columbia, Canada.

•	I graduated with a Bachelor of Science (Honours) degree in Geological Sciences from the University of Ottawa in 1980.

•
I am a member of the Professional Association of Professional Engineers and Geoscientists of British Columbia (18602), Association of Professional Engineers, Geologists and Geophysicists of Alberta (49069) and a Fellow of the Geological Association of Canada.

•
I have worked as a geologist for a total of 24 years since my graduation from university. I have been involved in gold exploration and mining in Canada, United States of America, Russia, South Africa, Ethiopia, Ghana, Chile, Argentina, Venezuela, and Mexico.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

•	I am responsible for supervising the writing of the technical report titled “Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101,” dated 30 November 2006.

•	I visited the property twice in 2001, for a total of 25 days in 2003, 20 days in 2004, 15 days in 2005 and 3 times in 2006 for a total of ten days.

•	I have not had prior involvement with the property that is the subject of the technical report.

•
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

•	I am not independent of the issuer. Per section 5.3.2 of National Instrument 43-101 an independent qualified person was not required to write the technical report on the Kupol Project.

•	I have read NI 43-101 and certify that the Technical Report has been prepared in compliance with NI-43-101 and Form 43-101F1.

Signed and dated this 30th day of November, 2006 at Vancouver, British Columbia.

“SEAL”

Tom Garagan, P. Geo

Technical Report for NI 43-101
Kinross Gold Corporation

Kupol Project

Certificate of Author

I, Donald E. Cameron, residing at 22809 E. Country Vista Drive, Apt. 438, Liberty Lake, WA, USA, do hereby certify that:

•	I am Chief Geologist for Operations with Bema Gold Corporation with an office at Suite 3100, Three Bentall Centre. 595 Burrard St., Vancouver, B.C., V7X 1J1, Canada.

•
I am a graduate of the University of Wisconsin, Madison with a Bachelor of Arts in Geology (1974), and a MSc. in Metamorphic Petrology from the University of Arizona in 1976, and have practiced my profession continuously since 1976.

•	I am a Licensed Geologist in the State of Washington (#835) and this is my only current professional affiliation.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI-43-101.

•	I have visited and conducted work on the property on eight separate occasions between July 3, 2005 and March 26, 2007. I was responsible for, and prepared sections 18.6 and 22.

•	I have read NI 43-101 and certify that the Technical Report has been prepared in compliance with NI-43-101 and Form 43-101F1.

•	I have not had prior involvement with the property that is the subject of the Technical Report.

•
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

•	I am not independent of the issuer. Per section 5.3.2 of National Instrument 43-101 an independent qualified person was not required for the writing of the Technical Report on the Kupol Property.

Signed and dated this 30th day of November 2006 at Vancouver, British Columbia.

“SEAL”

“Donald E. Cameron”

Technical Report for NI 43-101
Kinross Gold Corporation

Kupol Project

Technical Report for NI 43-101	i
Kinross Gold Corporation

Kupol Project

Technical Report for NI 43-101	ii
Kinross Gold Corporation

Kupol Project

Technical Report for NI 43-101	iii
Kinross Gold Corporation

Kupol Project

Technical Report for NI 43-101	iv
Kinross Gold Corporation

Kupol Project

List of Figures

Technical Report for NI 43-101	v
Kinross Gold Corporation

Kupol Project

Technical Report for NI 43-101	vi
Kinross Gold Corporation

Kupol Project

Figure 22.4: Sublevel Extraction and Longhole Stoping	143
Figure 22.5: Production Sequence	146
Figure 22.6: General Site Layout	149
Figure 22.7: Kupol Logistics – Shipping Routes	152
Figure 22.9: Mill Complex Conceptual Drawing	154
Figure 22.10: Permanent Man Camp Conceptual Drawing	155

Technical Report for NI 43-101	vii
Kinross Gold Corporation

Kupol Project

List of Tables

Table 22.1: Open Pit Production Schedule	140

Technical Report for NI 43-101	viii
Kinross Gold Corporation

Kupol Project

Table 22.2: Underground Production Schedule	144
Table 22.3 Sensitivity Analysis of Kupol Mineral Reserves.	158

Technical Report for NI 43-101	ix
Kinross Gold Corporation

Kupol Project

1.0        Summary

The Technical Report for the Kupol Project was prepared at the request of Kinross Gold Corporation because of their takeover bid. Tom Garagan, P. Geo, Vice President of Exploration for Bema Gold Corporation, and Don Cameron, Chief Geologist - Operations, Bema Gold Corporation served as the Qualified Persons, as defined under NI 43-101, responsible for the preparation of the Technical Report as defined in NI-43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1, Technical Report.

The Kupol Property is located 220 kilometers from the town of Bilibino in the Chukotka Autonomous Okrug of the Far East Region of the Russian Federation. The Kupol Property is comprised of a 1766.73-hectare license area. Bema Gold Corporation has earned a 75% interest in the property from the Government of Chukotka, A.O., through a combination of cash payments and work commitments.

The Kupol Property is situated in the Cretaceous Okhotsk-Chukotka volcanogenic belt. The property is underlain by a bimodal sequence of shallow dipping andesite and andesite-basalt flows and pyroclastic units, rhyolite dykes and flow dome complexes. Two principal mineralized systems have been identified at Kupol; the bulk of the mineralization is hosted in a north-south trending dilatant splay off a large regional fault structure of similar orientation. The main Kupol deposit consists of one or more polyphase quartz-adularia quartz veins of an epithermal low sulphidation character that are sporadically cut by rhyolite dykes. Gold and silver mineralization is primarily associated with sulphosalt-rich bands and pods within colloform, crustiform and brecciated veins

The main deposit has been divided into six contiguous zones: South Extension, South, Big Bend, Central, North, and North Extension. Mineralization has been defined within these zones over a strike length of 3.9 kilometers. The Big Bend zone shows the highest grade and most continuous mineralization.

Two new zones of mineralization to the southwest of the Big Bend zone were identified in 2005. These zones, Vtoryi I and II, are comprised of narrow, northwest striking, polymetallic veins of intermediate sulphidation character.

In 2005, 197 drillholes totaling 47,744.95 meters were drilled for the purpose of exploration, infill, and definition. The drilling was conducted over the entire strike length of the mineralized system to a maximum depth of 725 meters below surface. Eighteen new trenches totaling 1872.23 meters were mapped and sampled; 275.72 meters of older trenches were re-mapped and re-sampled. The Kupol vein was exposed and mapped in three areas (North, Big Bend and South zones); over which 97 strips (on 83 profiles) totaling 1, 812.94 meters were channel sampled.

The 2005 program incorporated a systematic quality control program for analytical data that included the regular insertion of reference standard, blanks, and duplicate samples. All samples were analyzed at an on-site independently operated laboratory; check samples were sent to a Canadian laboratory. The quality control data was audited by B. Smee of Smee and Associates Ltd who found that the analytical results produced at the on-site laboratory are of a quality that meets or exceeds the requirements of NI 43-101. The results from the check laboratory confirm the results of the on-site laboratory.

Technical Report for NI 43-101	1
Kinross Gold Corporation

Kupol Project

The 2005 exploration program was successful in defining additional resources and reserves within the main deposit and providing additional definition of the geometry and grade distribution within the vein. The North Extension zone was extended an additional 300 meters to the north and to a depth of 725 meters below surface indicating that the Kupol hydrothermal system has an overall vertical extent in excess of 850 meters. Deep drilling under the Big Bend and South zones intersected precious metal mineralization 270 meters below the previously defined base of precious metal deposition and confirms that there is potential for stacking of mineralized zones in the deposit. The South “Offset” zone was tested further and found to be of limited strike length. A new high-grade vein system, the Vtoryi II, was discovered outside of the main Kupol structure opening up the rest of the property and region for further exploration. Mineralization along the main zone remains open to the south and at depth and along strike in the north.

On 25 May 2006, Bema Gold Corporation released the updated probable mineral reserve estimate for the Kupol gold and silver project. The drilling in 2005 has resulted in a 15% increase in contained gold ounces and an 11% increase in contained silver ounces in the Probable category over the 2004 resource estimate, published in June 2005. The following table compares the Probable Mineral Reserves, as at 3 June 2005 to the new Probable Mineral Reserves.

	Tonnes	Gold (g/T)	Gold ounces	Silver g/T	Silver ounces
Probable Mineral Reserves 3 June 2005	7,086,898	16.9	3,855,428	214	48,762,434
Probable Mineral Reserves 24 May 2006	8,225,200	16.8	4,446,000	205	54,226,000
Change to Reserves	1,138,302		590,572		5,463,566
% Change	16		15		11

In addition to the above Probable Mineral Reserve, the project contains an Inferred Resource of 3.9 million tonnes at 13.7 g/T gold and 177 g/T silver containing 1.7 million ounces of gold and 22.2 million ounces of silver.

A 20,000 meter exploration drilling program is proposed for 2006. The emphasis for the program will be exploration of prospective targets.

Based on the results of the Kupol Resource and Reserve Update, the authors recommend the continued development of the Kupol Project.

Technical Report for NI 43-101	2
Kinross Gold Corporation

Kupol Project

2.0         Introduction and Terms of Reference

Bema Gold Corporation prepared this Technical Report on the Kupol Project at the request of Kinross Gold in conjunction with their proposed acquisition of Bema Gold Corporation. Per section 5.3.2 of National Instrument (NI 43-101), Bema Gold Corporation, as a “producing issuer”, with respect to mineral resource and mineral reserve reporting to Canadian securities authorities, the company was not required to commission an independent Qualified Person to write the technical report.

Tom Garagan, P. Geo, Vice President of Exploration for Bema Gold Corporation, and Don Cameron, Licensed Geologist, Chief Geologist - Operations, served as the Qualified Persons, as defined under NI 43-101, responsible for the preparation of the Technical Report as defined in NI-43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1, Technical Report. Tom Garagan was directly involved in the supervision of the Kupol Project through numerous visits to site during 2005 and through reviews of the geological data. Don Cameron visited the site on 3 - 10 July 2005 and 9 - 16 March 2006; he has reviewed all relevant data and reports pertaining to the Kupol Project.

The following people worked on the project and/or provided content for this report: Vivian Park, P. Geo., Senior Geologist/Data Manager; Hugh MacKinnon, P. Geo., Project Manager; Susan Meister, Resource Estimation; John Rajala, P. Eng, Chief Metallurgist; Vernon Shein, Senior Geologist; Peter Fischl, P. Geo., Geologist; Tyler McKinnon, Modeler; Abolfazl Ghayemghamian, Modeler and Andrew Brown, P. Geo. Modeler.

The property was the subject of the following Technical Reports: Tom Garagan, P. Geo., and Hugh MacKinnon, P. Geo., November 2003; Technical Report - Preliminary Economic Summary (PES Report) by Tom Garagan on 19 May 2004; T. Garagan, Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101,” dated 31 March 2005,; and Technical Report Summarizing the Kupol Feasibility Study by Tom Garagan, P. Geo, Fred Stahlbush, P Eng. and Bill Crowl, P. Eng, July 4, 2005. All the reports are available to the public at SEDAR (sedar.com). These Technical Reports are referenced in this report as per the provisions of form 43-101F1.

The intention of this report is to summarize the results and findings of the 2005 exploration program, the resultant upgrade of the reserve, and to present the quality control programs that were implemented to ensure the integrity of all information reported. Additionally, the report outlines the development and test work conducted in 2005 and the first quarter of 2006 that pertains to the reserve.

Technical Report for NI 43-101	3
Kinross Gold Corporation

Kupol Project

3.0        Reliance on Other Experts

Some of the conclusions presented in this report are based on the work of Qualified Persons, as defined under NI 43-101, and experts outlined in 1.1 of the Technical Report Summarizing the Kupol Feasibility Study by Tom Garagan, P. Geo, Fred Stahlbush, P. Eng. and Bill Crowl, P. Eng. This report is available on SEDAR.

4.0        Disclaimer

This Technical Report includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results predicted by this Technical Report will be realized.

This Technical Report also speculates on the impact of exploration success on the project economics. This speculation is intended to provide direction for future exploration. Bema Gold Corporation has developed a geological model for the property upon which it is reasonable to anticipate exploration success, but this report is not intended to endorse the certainty of that success.

This Technical Report documents the qualifications and assumptions made by the qualified person.

Technical Report for NI 43-101	4
Kinross Gold Corporation

Kupol Project

5.0         Property Description and Location

Refer to Section 3.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project Property Description and Location.

5.1         Title and Ownership

On December 18, 2002, Bema Gold Corporation (The Company) announced that it had completed the terms of a definitive agreement with the Government of Chukotka to acquire up to a 75% interest (through a wholly owned Bema subsidiary, Kupol Ventures Limited) in the Kupol gold and silver project based on the following terms:

•	An initial 20% interest by paying $8 million cash (paid in December 2002) and expending a minimum of $5 million (expended) on exploration on the Kupol property by December, 2003

•	A further 10% interest by paying $12.5 million in cash by December 31, 2003 (paid);

•	An additional 10% interest by paying $10 million in cash (paid December 2004) and expending an additional $5 million (expended) on exploration by December, 2004

•
A final 35% interest by completing a bankable feasibility study (completed June 2005) and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study within ninety days of the completion of the feasibility study ($14.5 million paid 30 August 2005)

The Company has earned its full 75% interest in the Kupol project.

Within 12 months of completion of the feasibility study, the Company is required to draw down the required financing and commence mine construction, subject to certain conditions. Upon commencement of mine construction, the Company must pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study.

The Company also entered into a finder’s fee agreement with an arm’s length third party pursuant to which it would pay a finder’s fee in an aggregate amount of up to $1.35 million, in cash or shares at the Company’s election. The finder’s fee has been fully paid by the issuance of 538,331 Common Shares of the Company (totaling Cdn$1,748,420).

The Exploration and Production License (ÀÍÄ 11305 ÁÅ, and former License ÀÍÄ 00746), along with other relevant licenses and documentation for the Kupol deposit were issued by Ministry on Natural Resources and the Administration of the Chukotka Autonomous Okrug to the Closed Joint Stock Company Chukotka Mining and Geological Company (CMGC) on October 4, 2002. CMGC was set up as a wholly owned subsidiary of Chukotka Unitary Enterprise (CUE). The license is valid until 16 March 2024. The validity term of the license may be extended by the government of Chukotka, if the license holders provide a substantiated application for an extension of the license terms 6 months before the expiry date.

Technical Report for NI 43-101	5
Kinross Gold Corporation

Kupol Project

Under the license agreement, CMGC must make regular payments for the right of subsoil use as provided by the existing regulatory and legal instruments to include:

(1) During exploration:

•	1.0% of the costs of the geological and exploration works; and,

•	2.0% of the value of metal mined during the geological exploration works

It is believed that this license condition is no longer valid and has been superseded (2003) by the mineral extraction tax of 6% for gold sales and 6.5% for silver sales. For the purpose of the feasibility study, the 6% and 6.5 % sales tax for gold and silver respectively were assumed.

(2) During operations:

•	An amount established during state geological examination (GKZ Expertiza); and,

•	When metal losses exceed acceptable norms, double the normal payment rate.

Additionally, Amendment 1 to the license agreement (dated 7 August 2003) requires CMGC to:

•
Complete exploration works and submit a report with results and calculations of gold and silver C1 and C2 reserves to the State Commission on Mineral Resources (GKZ Expertiza) no later than 31 December 2005 (see Permitting, Section 5.2 below);

•	Start development of the deposit, after holding the State Commission on Mineral Resources (reserves Expertiza) no later than 2006; and,

•	Have an annual throughput of no less than 40,000 tonnes per year with a total gold recovery of 85% or more, and a total silver recovery of 70% or more.

The company has applied to the Russian Federal Agency for Subsoil Use (FASU) for an expansion to the existing license area. This application is currently under review by the FASU.

5.2        Permitting and Environmental

The Russian Federal Government’s Federal Agency of Environmental, Technical and Nuclear Supervision (known as Rosgoteknadzar in Russia) has reviewed and approved the Russian Construction Feasibility Study (known as a T.E.O.-C in Russia) for the Kupol Project. The T.E.O.-C contains information on geology, mining, milling, tailings storage, infrastructure, civil defense measures, and environmental protection. To the basis of this approval, the final permit for construction was granted in April 2006. Additionally, permits have been received for the exploration air and water usage, earth works, site preparation, mill foundation, airstrip, explosive storage and usage, site roads and fuel tank construction.

The 2005 exploration program was fully permitted in accordance with Russian requirements. The 2006 exploration program is fully permitted.

Technical Report for NI 43-101	6
Kinross Gold Corporation

Kupol Project

In September 2005 the State Commission on Mineral Resources (“GKZ”), a branch of the Ministry of Natural Resources and Russian Federation Federal Agency of Subsoil Use, approved (Protocol dated September 09, 2005 No. 1065- ï) the Russian reserves for the Kupol deposit. The Russian Reserves are summarized below:

		Metal Contained		Average Grade, g/T
Category of Reserve	Ore Reserve, ‘000 tonnes	gold, kg	silver, t	Gold	silver

Economic Reserves
C1	226.1	5722.7	45.0	25.3	199.1
C2	3609.8	85461.8	920.3	23.7	254.9

Uneconomic Reserves
C2	224.3	923.3	14.3	4.1	63.8

The Russian reserves were based solely on the pre 2004 drilling and trenching and are supported by a separate Russian reserve document and related maps, plans and sections (Nutevgyn et al, 2004). Calculation of these reserves was made in accordance with Russian standards; therefore, they are not necessarily NI 43-101 compliant. The reader is referred to Section 17.0 for a documentation of the NI 43-101 compliant resource and reserve estimation. The registration of the preliminary Russian balanced reserves with GKZ is an integral part of the permitting for advanced exploration and mine construction.

An update of the preliminary reserves, which includes all drilling and trenching work conducted to date, is underway; completion is expected by late summer 2006. Once approved by GKZ the updated Reserves will constitute the “final balanced” reserves in accordance with Russian regulations and allow for the legal extraction and processing of the Kupol ore.

The exploration program at Kupol is operated in accordance with Russian and Canadian environmental compliancy rules.

Technical Report for NI 43-101	7
Kinross Gold Corporation

Kupol Project

6.0        Accessibility, Climate, Local Resources, Infrastructure, and Physiography

6.1        Accessibility

The Kupol deposit is located in the Northwest part of the Anadyr foothills on the boundary between the Anadyr and Bilibino Regions in the Chukotka Autonomous Okrug.

The total distance between the Kupol property and Bilibino is 298 kilometers. The site is connected to Bilibino via a network of roads that is passable between mid-December and mid-April. A paved road travels 35 kilometers from Bilibino south to Keperveem. From Keperveem, a government-maintained winter road travels 140 kilometers along the Anui River to Ilirney. From Ilirney, the winter road travels 160 kilometers southeast to the site. Russian tank vehicles can access the property along these roads from mid-summer to fall.

The main access road from port facilities are from Pevek to the Kupol site. Pevek and Kupol are connected with a combined all season and winter road for total distance of approximately 449 kilometers. The winter road follows the contour of Chaunskii Bay for 133 kilometers then travels due south to Dvoynoye camp and across the Maly Anui River to Kupol The winter road is serviced by five temporary camps and one permanent 60-person, containerized camp (Dvoynoye Camp). It is passable between mid December and late April. Additional supplies for the 2006 development work were barged (during summer 2005) up the Lena River, in central Yakutia, to the port of Zelyoni Mys, at the head of the Kolyma River. A 571 kilometer combined winter and all season road connects Zelyoni Mys with Bilibino and Kupol.

During spring thaw and summer, the Kupol area is only accessible by helicopter: a 1.5-hour flight from Bilibino or Keperveem or a three-hour flight from Anadyr. Keperveem is serviced by a gravel airstrip capable of handling IL76 aircraft. Anadyr is serviced by an all-season paved airstrip. Personnel based in Magadan are transported to Keperveem via a chartered AN-74 aircraft. Non-national personnel are transported to Keperveem via a weekly to bi-weekly chartered Beechcraft 1900D aircraft out of Nome, Alaska, or alternately through commercial carriers connecting Magadan with Moscow and international destinations. A 1,800-meter airstrip at the Kupol site, currently under construction, is scheduled to be operational by the fall of 2006.

6.2        Climate

Refer to Section 4.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project Climate.

6.3        Infrastructure

Refer to Section 4.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project Infrastructure.

Technical Report for NI 43-101	8
Kinross Gold Corporation

Kupol Project

6.4        Local Resources

Refer to Section 4.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project Local Resources.

6.5        Physiography

Refer to Section 4.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project Physiography.

Technical Report for NI 43-101	9
Kinross Gold Corporation

Kupol Project

7.0        History

Quartz vein float was originally located in the Kupol area in 1966 during a Soviet government 1:200,000 regional mapping program. These float boulders assayed up to 3.0 g/T gold and 660 g/T silver and the find was designated as the “Oranzheviy Occurrence”. The main Kupol deposit was discovered by the Bilibino-based, state-funded Anyusk State Mining and Geological Enterprise (Anyusk) in 1995, through prospecting in the region of the “Oranzheviy Occurrence”. Prospecting was aided by the identification of gold, silver, arsenic, and antimony anomalies in a 1:200,000 stream sediment geochemical sampling program. During 1996 and 1997, Anyusk completed the following work: mapping; prospecting; magnetic and resistivity surveys; and, lithogeochemical and soil surveys.

During 1998, two drillholes were drilled and four trenches were excavated. In 1999, Metall, a Chukotka-based, Russian mining artel acquired the rights to the deposit and contracted Anyusk to conduct the exploration work. From 1999 through 2001, an additional thirty-one trenches and twenty-four drillholes were completed. In 2000 and 2001, 450 meters of the central portion of the vein system was stripped, mapped and channel sampled in detail. By the end of 2001, the work completed included 3,004 meters of drilling in twenty-six drillholes, 5,034.1 meters of trenching and 3,110.8 meters of channel sampling. Additionally, the majority of the license area was surveyed, and a frame for a small mill was constructed immediately south of Bolotnoye Lake, where the 2004-2006 camp is located.

Based on this work, a Russian C1+C2 Reserve of 780,000 tonnes containing 835,000 ounces of gold and 9,350,000 ounces of silver at an average grade of 33.3 g/T gold and 372.8 g/T silver was reported by Anyusk Geological Expedition. This ‘reserve’ was prepared in accordance with Russian requirements that do not comply with NI 43-101. Only the results from the work conducted within the stripped area was used for the estimation.

In 2000, two metallurgical samples (145 kg and 1.7 tonnes) were collected and preliminary petrographic and metallurgical testing was conducted by the IRGIRIDMET laboratory in Irkutsk, Russia (Panchenko and Kogan, 2000). Preliminary testing results indicated recoveries of 97.45% for gold and 90.7% for silver based on a 24-hour cyanide leach of gravity concentrate.

In 2002, Metall’s license was revoked due to nonpayment of contractors and incompletion of the reporting required under the license. As a result, there was no exploration activity in 2002. In December 2002, Bema Gold Corporation entered into an agreement to acquire up to 75% in the property.

In 2003, 166 drillholes totaling 22,257.69 meters were drilled. Fifteen trenches were excavated, but only six, totaling 805.22 meters were completed, mapped, and sampled. Additional work included metallurgical sampling, a site survey, hydrological and baseline environmental studies.

Technical Report for NI 43-101	10
Kinross Gold Corporation

Kupol Project

In 2004, exploration activities included trenching (two trenches for 225.53 meters) and exploration, infill, geotechnical and condemnation drilling (309 drillholes for 52,828.50 meters) over the entire 3.4 km strike length of the deposit. The vein system was stripped, mapped and channel sampled (eighty-seven channels for 698.89 meters) in three separate areas. Other activities included metallurgical sampling, reconnaissance mapping, and prospecting. Based on this work the following resource was calculated:

Indicated Resource:
Cutoff	Tonnes	Au (g/T)	Ounces - Au	Ag (g/T)	Ounces- Ag
6 g/T Au	6,403,004	20.33	4,184,428	257.02	52,911,108

Inferred Resource:
Cutoff	Tonnes	Au (g/T)	Ounces - Au	Ag (g/T)	Ounces- Ag
6 g/T Au	4,090,303	12.45	1,636,990	171.39	22,538,850

This resource was calculated in accordance with NI 43-101 policies and was the subject of a NI 43-101 Technical Report by Tom Garagan (2005).

In 2005, exploration activities included trenching (19 for 1872.23 meters), exploration, infill and condemnation drilling (197 drillholes for 47744.95 meters). The vein system was stripped, mapped and channel sampled (96 channels on 83 profiles for 1812.94 meters) in three separate areas. Selected trenches and channels were re-sampled as part of the work for the final reserve update for GKZ. Additional work included remapping of the property (1:5000) and metallurgical sampling in areas of newly identified mineralization. These activities are detailed in Sections 11.0, 12.0 and 17.0 of this report.

On December 6, 2005 Bema Gold Corporation announced that Chukotka Mining and Geologic Corporation (“CMGC”, owned 75% by Bema and 25% by the Government of Chukotka) had signed loan agreements for up to US$425 million to finance the construction of the Kupol Mine. The loans consist of a Project Loan for up to US$400 million and a Corporate Loan for CMGC of US$25 million.

The Project Loan consists of two tranches. The first tranche is for US$250 million and underwritten in full by the Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG (“HVB”) and Société Générale Corporate & Investment Banking (“SG CIB”). The second tranche for US$150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are comprised of Caterpillar Financial SARL (“Caterpillar”), Export Development Canada (“EDC”), International Finance Corporation (“IFC”) and Mitsubishi Corporation (“Mitsubishi”). Both tranches of the Project Loan will be administered by HVB, as Documentation and Facility Agent, and SG CIB, as Technical and Insurance Agent.

As part of the project equity contribution, CMGC has signed a subordinated loan for Kupol with the IFC for US$25 million. Bema’s remaining equity contribution to the project will be approximately US$53 million and the Government of Chukotka will be responsible for contributing approximately US$18 million of equity. Bema’s equity will be funded from a portion of the US$120 million equity financing completed on October 5, 2005.

Drawdown of the Project Loan and IFC Corporate Loan began in May of 2006. The material conditions precedent for drawdown were final construction permits for Kupol (complete, see section 5.2, above) and equity contributions from Bema and the Government of Chukotka.

Technical Report for NI 43-101	11
Kinross Gold Corporation

Kupol Project

8.0         Geological Setting

8.1         Regional Geology

The Kupol deposit is located in the 3000-km long Cretaceous Okhotsk-Chukotka volcanogenic belt (Figure 8.1). This belt is interpreted to be an Andean volcanic arc type tectonic setting, with the Mesozoic Anui sedimentary fold belt in a back-arc setting to the northwest of the Kupol region. Russian 1:200,000 scale mapping indicates that the Kupol deposit area is centered within a ten-kilometer wide caldera, along the northwestern margins of the 100-kilometer wide Mechkerevskaya volcano-tectonic ‘depression’, an Upper Cretaceous bimodal nested volcanic complex. The volcanic succession in the area is 1300 meters thick and is comprised of a lower sequence of felsic tuffs and ignimbrites, a middle sequence of andesite to andesite-basalt flows and fragmentals capped by felsic tuffs and flows. These sequences are cut and discordantly overlain by basalts of reported Paleogenic age. The volcanic rocks unconformably overlie and intrude folded Jurassic sediments.

Within the regional area, there are a series of well-defined caldera ring structures; these are clearly visible on Landsat imagery and air photos. These features range in size from 7 to 12 kilometers across and are nested within less well-defined volcanic complexes.

Felsic (rhyolite dominant) units predominate to the northeast, east and southeast of the property while intermediate rocks predominate to the west and northwest. The demarcation between the felsic- and intermediate-dominant volcanic units is defined by a strong north-south trending lineament. The lineament is believed to represent a deep-seated fault structure (Kaiemraveem fault) based on the bouguer gravity and lithology contrast across the lineament (Nutevgi et. al. 2004); it strikes immediately to the west of the Kupol deposit.

The magnitude of displacement, if any, along the Kupol structure is unknown. Russian interpretation suggests that the Kaiemraveem fault intersects a volcanic subsidence ring structure (Kovalevsky caldera) within the Kupol deposit area. The Kaiemraveem fault and Kupol structure are the locus for felsic dome and dyke intrusions.

Mineralization is associated with a north-south trending splay (the Kupol structure) off the Kaiemraveem regional fault. The Kaiemraveem structure terminates 25 kilometers to the north at the Maly Anui River fault and 22 kilometers to the south at the Mechkereva River ‘caldera’. The Maly Anui is interpreted as an east-west trending strike-slip structure. To the north, west and northeast of the property Jurassic sediments host orogenic style vein lode and placer gold deposits of which the Mayskoye deposit, approximately 400 kilometers to the northeast, is the best well-known. Approximately 120 kilometers to the north of the property is a small low sulphidation type (similar to Kupol) gold-silver deposit, Dvoynoye; this deposit has been mined sporadically for a number of years.

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Kupol Project

Figure 8.1: Regional Geology

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Kupol Project

8.2        Property Geology

The property is underlain by shallow eastward dipping andesite fragmentals, feldspar-hornblende porphyry andesite, and andesite-basalt (trachytic andesite) flows (Figure 8.2). The andesitic volcanic units are intruded by massive to weakly banded rhyolite dykes, rhyolite and dacite flow-dome complexes, and basalt dykes. The main deposit strikes north-south and has been divided into six contiguous zones, from north to south these are: North Extension, North, Central, Big Bend, South, and South Extension.

A detailed description of lithology is provided in section 8.2.1, below, and a detailed description of the mineralized zones is provided in section 12.0.

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Kupol Project

 Figure 8.2: Property Geology

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Kupol Project

8.2.1        Lithology

The main lithologies of the Kupol deposit are described below.

8.2.1.1        Intermediate and Mafic Volcanic Rocks

Rocks of andesitic composition have been divided into two principal groups based on textures:

•	Flows

•	Fragmentals/pyroclastics

Each group is further subdivided based on composition and or texture. Each of these subdivisions is described below.

Porphyritic Andesite Flows

There are two principal types of porphyritic andesite flows present on the property: a feldspar phyric (crowded porphyry) unit and a porphyritic andesite unit. The feldspar phyric unit outcrops predominantly to the west of the Kupol vein and was originally mapped by Russian geologists as porphyritic diorite. It is believed that it represents a thick flow unit or sub-volcanic sill. It is distinguished from the porphyritic andesite units by a higher percentage (40-60%) of 1-4 mm euhedral feldspar phenocrysts, the presence of clinopyroxene and biotite, and weak magnetism.

The units are laterally continuous and massive. The two units were not logged as separate units. The andesite flow is characterized by a grey-green fine-grained to aphanitic matrix that is weakly to moderately sericite-chlorite-carbonate +/- clay altered. This unit is likely the altered equivalent of trachytic andesite (andesite-basalt). The presence of minor fragments led to some misinterpretation of the flows as pyroclastic units; therefore, any feldspar phyric volcanic with greater than 1% fragments is classified as a pyroclastic. The presence of fragmented and chaotic crystals in some of the flow units suggests that they may actually be crystal tuffs; however, to preserve continuity the so called crystal tuffs were logged as flows.

Amygdaloidal Andesite Flows

Amygdaloidal andesite flows occur as units with one to fifteen meters thickness within the Big Bend, Central, and North zones. They have similar character as the andesite described above, and contain 5-20% of 1 to 4 mm amygdules that are commonly filled with calcite or chlorite. They are likely either discontinuous or not easily distinguished from the main andesite flow units. They were partially identified by the Russians as volcano-sedimentary units, but petrography confirmed that the units are amygdaloidal andesite flows.

Basalt and Basaltic Dykes

Basalts exposed on the property are fine-grained, black to dark grey, massive and moderately to strongly magnetic. Two generations of basaltic units appear to be present in the deposit area. The older unit occurs as narrow dykes throughout the main deposit area and an irregular northeast trending stock or dyke encountered in drilling in the Big Bend area. This weakly carbonate- and/or chlorite-clay altered unit cuts the veins and is in turn cut by rhyolite dykes and faults. As this unit is intrusive in nature it should more correctly be called a microdiorite. The younger unit occurs as flows that are exposed on the western valley slope above the Kaiemraveem Valley and as narrow dykes in the South and the North Extension zones. These units are not carbonate-altered and commonly contain 5-7% olivine.

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Kupol Project

Trachytic Andesite (Basalt-Andesite) Flows

Trachytic andesites (basalt-andesite) have a higher colour index (depending on level of alteration) than the andesites, are weakly to strongly magnetic, and are composed of 40 to 50% plagioclase, 5 to 15% K-feldspar, 7 to 15% biotite and 2-4% orthopyroxene or hornblende and 5-10% clinopyroxene. The trachytic andesites are most prevalent in the northern portion of the deposit, where they are intercalated with andesite fragmental units. In outcrop, these units tend to have more friable weathering, in contrast to the blockier weathering pattern of the porphyritic andesite flows. Petrography indicates that some of these units are amygdaloidal. It is believed (D. Rhys, 2004) that some of these units may simply represent unaltered versions of the porphyritic andesite flows rather than a distinct lithology.

Pyroclastics

The andesitic pyroclastic or fragmental units have been sub-divided into the following units based on the dominant textural character within a horizon:

•	Ash tuff (grain/fragment size <2 mm) + lapilli tuff (fragment size 2-64 mm)

•	Lapilli tuff (fragment size 2-64 mm)

•	Volcanic containing >1% fragments in a feldspar phyric matrix (fragments < 64mm)

•	Agglomerate tuff (fragment size >64 mm)

In 2003, lapilli tuff was logged separately from ash tuff. In 2004, due to difficulties differentiating flows from tuffs, the unit formerly used to apply to lapilli tuff was reassigned to represent a rock that is transitional between a fragmental and a flow and now encompasses any volcanic containing fragments set in a feldspar phyric matrix. In 2005, the logging was switched back to the more logical approach of the breakdown of fragmentals based on size range; however, the feldspar phyric unit with greater than 1% fragments was kept within the lapilli tuff group.

These units occur as intercalated, continuous to discontinuous layers or horizons. Some of the more continuous and distinctive tuffaceous horizons, in particular ash tuff horizons, are useful for correlation purposes. One variably hematitic and commonly clay-altered ash tuff bed, referred to as the upper marker unit has been traced northward for 2.3 kilometers, between 90300N and 92600N; this unit varies from five to twenty meters thick (locally to 30 m). This unit is particularly distinctive in that it contains well-bedded ash tuff. It is overlain by flows and underlain by coarse pyroclastics. The lapilli and agglomerate tuffs are commonly comprised of fragments of porphyritic andesite. No large bombs were identified to suggest that the drilled area is immediately adjacent to a vent. However, the prevalence of lapilli and agglomerate tuffs in the drilled area suggest that the deposit is close to a volcanic center.

Petrographic and field studies suggest that there are lensoidal layers of epiclastic rocks up to 30 meters thick within the volcanic sequence. These units display coarse to fine stratification, and along with the tuffaceous horizons may be used as local marker units. To the east of the Central zone a thick (>60 meters) discontinuous polymictic conglomerate is present at a depth of approximately 300 meters below surface. This unit, interpreted as a lahar, was intersected in only one drillhole.

Welded tuff and ignimbritic units of andesitic composition form distinctive horizons within the deposit area in the North Extension zone, at depth under the mill site and 600 meters below the surface in the central part of the deposit. The latter horizon is greater than 60 meters thick, contains abundant fiamme, and is relatively homogenous in appearance and laterally traceable for more than two kilometers in the footwall of the deposit.

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Kupol Project

8.2.1.2        Felsic Volcanic Units

The felsic volcanic rocks have been subdivided into two principal groups:

•	Dome complex related lithologies

•	Dykes and related contact lithologies

Each group is further subdivided based on occurrence, texture, and composition. Each of these subdivisions is described below.

Rhyolite flows and pyroclastics

Larger rhyolite to rhyodacite bodies occur within the Kupol structure. These bodies are distinguished from the dykes by their size, heterogenic character, and apparent layering with fragmental beds. The composition of these units appears similar to the dykes. In the southern and northern portions of the deposit mapping and drill intersections of these units suggest that the contacts are steep. These units are believed to be flow dome complexes and small eruptive centers. In the far north, the rhyolite flows and pyroclastics form a 50 to 75 meter thick lens that is conformable with stratigraphy.

Dacite (Undifferentiated dykes and pyroclastics)

Dacitic rocks are exposed as a single mass in the northeastern portion of the property, to the west of the Kaiemraveem River valley. Fragments of carbonized trees found in this unit indicate it is related to a subaerial eruption. The dacitic body has an apparent dip of approximately 20° to the east and unconformably overlies basaltic flows.

Polymictic Breccias

Polymictic breccias occur intimately with the rhyolite dykes throughout the deposit area. The breccia zones most commonly occur in the footwall of the dykes, transitional to host rocks. They are comprised of a mix of angular rhyolite, obsidian, quartz vein and andesite fragments in a dark, clay-rich felsic matrix. The breccias are irregular in outline (in some cases pipe-like and/or conformable with contacts) and are believed to represent explosive breccia bodies or breccia; in part reflecting interaction of the rhyolitic magma with groundwater.

Rhyolite to Rhyodacite Dykes

Rhyolite to rhyodacite dykes transect and bisect the Kupol vein in a 100 to 400 meter wide north-northeast trending corridor in the Central, Big Bend and South zones, where they comprise 10-25% of lithologies. They have two main orientations:

•	North to north-northeast with steep east or sub-vertical dips, roughly paralleling the vein system

•	North-northeast with steep westerly dips, commonly occurring as splays off the first set

Individual dykes reach widths of up to 70 meters.

Rhyolite dykes do not appear to displace the Kupol vein system and tuff marker horizons, suggesting that they are of dilational nature and only fill extensional structures. This recognition of their dilational nature has resulted in a change as to how veins are interpreted adjacent to dykes. Rather than correlating veins directly across dykes, the veins are now interpreted as linear features that parallel both sides of the dykes. Minor east side down displacement is indicated during dyke intrusion by a steep south plunging flow lineation and asymmetric pressure shadows on phenocrysts in flow banded dyke margins (Rhys, 2004).

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Kupol Project

The most common felsic dyke is aphanitic, with a weak to strong flow-banded texture. The secondary type of felsic dyke is weakly porphyritic. The two types often occur together, with the flow-banding adjacent to contacts and the porphyritic phase coring the dykes; this suggests that there is no genetic difference between these dykes. The dykes range in colour from buff, pastel, orange, and grey, to purple, depending on the oxidation state, and commonly are weakly clay-, sericite-, and/or pyrite-altered. Petrography indicates that the dykes contain minor biotite and may be partially alkalic in composition.

Dyke margins commonly consist of soft, green devitrified glass, perlite or dark, glassy obsidian, and can be strongly clay-altered over widths of up to five meters. Clay rich margins are principally present near surface suggesting that some of the alteration may be due to supergene weathering of margins.

Obsidian and Perlite

The margins of the dykes are commonly quenched with a 0.3 to 1.2 meter rind of black obsidian. The implication is that the dykes were emplaced into a cool volcanic pile. The obsidian-rich zone commonly grades outward to spherulitic perlite and/or a green, smectite-rich contact zone adjacent to the andesitic host rock. These zones likely represent areas of devitrified glass but also locally contain fault gouge and fault breccias that indicate tectonic activity (strain uptake) along these contacts.

8.3        Stratigraphy

Simplified stratigraphic columns for the Kupol deposit area are presented in Figure 8.3. There are three principal marker units; a lower ignimbrite and upper and middle ash tuff marker units. The ignimbrite has been intersected in the footwall of the deposit only, south of the Far North fault. It is uncertain which units may be correlated across the Kupol structure. On the basis of the structural studies younger rocks are inferred to be present east and north of the Kupol structure. To the north the stratigraphy has been down-dropped by 100 to >200 meters with the upper levels of the epithermal system and stratigraphy preserved. The lower ignimbrite marker unit was not intersected in the deep (820 m) hole to the north.

The stratigraphy to the east of the Sredniy-Kaiemraveem creek valley does not correlate with the stratigraphy to the west side of the creek.

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Kupol Project

Figure 8.3: Simplified Stratigraphic Columns for Kupol Deposit Area
<----------------------------Hangingwall/Footwall -------------------------------> <-----------------------------_Footwall ---------------------------><----------------------Hangingwall-----------------à

----South and South Ext. -------/------Big Bend------- / ---- Central and southern North ----/ ------ Footwall Mill Site------- /------ Central Footwall -------/ ------ North Extension----

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Kupol Project

8.4        Structure

The main vein system (Kupol structure) strikes north-south and dips steeply to the east at 75° to 90°. It is a linear fissure structure that contains local dilational jogs, sinusoidal sways, branches, anastomosing vein sets, and sigmoidal loop structures. The jogs often correspond to primary and second order dilational zones with resultant thickening of the veins and development of higher-grade shoots. The thickest portions of the vein, or local thickening, often occur at north-northeast and north trending left bends in the vein, defining sinistral jogs and resultant development of some of the second order steeply plunging ore shoots. Localization of the jogs may be a function of intersection of the vein structure with pre- to syn-mineralization structures.

Detailed mapping of the exposed areas indicates that locally the vein geometry can be quite complex with one or more larger veins hosted within a branching and anastomosing vein system. Within the Big Bend zone the mineralization is hosted within one main vein, in the South and North zone within multiple veins and in the Central zone within one to two principal veins, all hosted within a broader fault zone.

The highest concentration of precious metals in the main deposit occurs in the Big Bend zone, a dilational jog in the Kupol structure where the vein swings from an azimuth of 000 to 010-022. The ore shoot in this area is approximately 700 meters in strike length and plunges toward the South zone at a shallow angle where it continues for greater than 300 meters.

Deep drilling in 2004 and 2005 suggests that there is a shallowing of the vein host structure to 65° to 70° at depths of greater than 450 meters in the South, Big Bend and Central zones. There is no apparent rotation of the bedding to suggest the vein host structure (fault) is listric in nature. Deep drilling in the far North portion of the deposit indicates that there is only a slight shallowing of the vein structure in this area, at least above the -200 meter elevation.

There is an apparent displacement of the stratigraphy across the Kupol structure. However, the magnitude of the displacement is uncertain because there are no distinctive markers that can be correlated across the structure. Based on previous structural studies (Rhys, 2004) it is believed that the vein emplacement occurred in a near pure extensional environment and thus the displacement across the main structure is likely a reflection of pre-mineralization tectonics. The occurrence of pre- and syn-mineral faulting is suggested by narrow (0.5-10 cm) zones of silicified, foliated cataclasites that parallel the Kupol vein within 10 meters of it; these may be silicified fault gouges. Pre-mineralization structural events have been largely overprinted by the vein(s) and dykes. It is inferred from the structural study that the Kupol structure has a significant component of east-side-down normal movement. As the majority of the displacement was pre-mineralization then the area to the west of the vein system should be as prospective for mineralization as the east.

One pre-mineralization fault in the north (92340N), the North fault, has an apparent strike nearly orthogonal to the vein, an apparent vertical dip, does not offset the vein but down-drops the main ash tuff marker unit by 40 meters on the north side of the fault.

A set of steep syn- to post-mineralization northeast faults (trending 015 to 030), which are commonly occupied by rhyolite dykes, do not appear to offset the vein structure. Several of these faults can be traced on satellite imagery for upwards of 20 kilometers.

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Kupol Project

Post-mineral faulting consists of discontinuous zones of clay gouge and cataclastic breccias along the length of the vein structure. These zones are up to one meter wide internal to the vein and 0.1 to 0.5 meters wide along the margins of portions of the vein.

Surface stripping of the vein has exposed such faults with three distinct orientations. The first group, with a west-northwest strike and steep southwest dip, mostly occurs in the Big Bend and South zones and exhibits minor (<1 m) sinistral, south-down displacement. The second group has a north-northeast strike and steep dip and displays minor (<3 m) dextral displacements that are localized along rhyolite dykes and cut the west-northwest striking faults.

The third group, with a north strike and a steep east dip, parallels the Kupol vein but sometimes obliquely cuts it. They tend to occur in zones of strongly broken ground, and as observed in the Big Bend zone, are discontinuous. There is a local thickening (up to 15 meters) of these fault zones within the Central zone. Some fault gouge contains fragments of mineralized vein.

Several post-mineral faults with significant displacements have been identified. They are:

•
The Premola Fault (92250N) is comprised of several strands of clay gouge and breccia up to 15 meters thick that trend 300 degrees and dip vertically. This fault dextrally offsets the vein at surface by 40 meters. The fault has a marked magnetic-low expression up to 50 meters wide.

•
The Far North Fault (92600N) has an apparent northeast strike and steep northwesterly dip with an apparent north-side-down displacement. This fault is inferred from the steep plunge of the top of the vein, the sharp break in the grade-times-thickness contours, rapid northward thickening of a sequence of strongly clay-altered rocks and disruption of stratigraphy across the fault. The down-drop along this fault is inferred to be from 100 to more than 200 meters.

•
A fourth fault , the South Fault (90700N) is steep, has a north-northwest orientation, a sinistral strike slip of eight to fifteen meters and inferred north-side-up component of uncertain magnitude. It was identified in the stripped areas of the South and Big Bend zones.

•	A discrete, steep, east-west (080 azimuth) trending fault occurs at 90640N. This fault has an apparent dextral character and offsets the vein by approximately seven meters.

•
Several prominent sub-vertical, north-trending faults up to eight meters wide occur in the vein hangingwall between 92250N and 92600N. The easternmost, situated 60 to 90 meters east of the vein system, displaces the main mark unit downward to the east by 20 to 40 meters. Additional similar faults are inferred to be present elsewhere in the hangingwall of the vein structure but were difficult to correlate from section to section and thus not modeled.

Syn- to post-mineral faults, such as the Premola and South faults, that cross the main vein at an oblique angle commonly display an element of dextral diffraction across the Kupol structure of 20 to 30 meters. This diffraction is accompanied by a jarostic vein breccia and gouge zone. A similar element of diffraction is evident in plan where the rhyolite dykes cross the vein; however, in section the sense is opposite: sinistral-reverse.

Within the north part of the Big Bend zone and southern part of the Central zone there are areas where the vein dislocation across the dykes can not be accommodated by pure extension. In these areas there is a consistent apparently east-side-up, reverse displacement greater than 20 meters. The increase in proportion and extent of vein-parallel to vein-sub-parallel fault gouge zones within this area provides additional support to the existence of a potential sub-block in the main structure, which has a different tectonic history than to the north or south. It is inferred that some of this movement may be in response to a syn- to post-mineral doming of this portion of the deposit, as also indicated by the shallower dips, more discontinuous ore shoots and apparent thermal overprint at depth in the same area.

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Kupol Project

In 2005, several new veins, the Vtoryi veins, were discovered in the tailings basin area. Theses strike northwest and dip 50° to 75° to the southwest. Fault gouge and breccias that contain vein fragments are associated with the veins reflecting post-mineralization tectonic movement. The presence of these structures suggests there may be a second primary controlling structure to the west of the Kupol structure and tailings basin.

The north-south oriented Sredniy-Kaiemraveem River valley to the south and the Stranichniya valley to the north are both inferred to reflect a major deep-seated regional structure. The Kupol structure is inferred to be a splay off this regional structure.

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Kupol Project

8.5        Alteration

Much of the alteration associated with the Kupol structure shows up as a broad (up to 400-meter wide) zone of magnetite destruction (≤ 3500 nt anomaly) on the magnetic intensity map (Figure 8.4). The bulk of the alteration is associated with the structural hanging wall of the main zone. There is a zonation of the alteration within the deposit area with distal propylitic alteration grading into proximal silicification, argillic alteration and potassic alteration. At the upper levels of the deposit, and in particular in the north above the vein zone, the alteration is predominantly argillic.

Figure 8.4 Magnetic Intensity Plan - Surface Trace of Main Vein Shown in Red

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Kupol Project

Weak to moderate propylitic alteration (chlorite-calcite+sericite+pyrite+epidote) occurs within 400 meters of the Kupol structure, particularly in the hanging wall to the vein. Epidote is very rare. Calcium carbonate (calcite) alteration is common, usually occurring pervasively in the matrix of the fragmental and flow units. Iron carbonate (siderite and ankerite) is present in limited amounts. Dolomite occurs within the vein and locally as a wall rock alteration in the northern portions of the deposit.

Clay alteration is often accompanied by pervasive and fracture-filling calcium carbonate + disseminated pyrite. The pyroclastic units are typically more strongly altered than the flow units. To the north the clay alteration is particularly intense and is interpreted to be a steam-heated alteration (advanced argillic) zone at the top of the Kupol hydrothermal system; zones of vuggy silica, textural leaching and localized accumulations of massive pyrite accompany this alteration. This style of alteration is typical of acid leach zones at the top of many low sulphidation systems and/or in high sulphidation systems.

The clay-acid sulphate (jarosite-gypsum rich) alteration zone continues to the south; this is indicated by a broad zone of intense, sulphate-rich, pyritic, clay alteration. Clay type varies by location with smectite-kaolinite dominant to the north and at shallower levels and illite-montmorillonite-smectite more prevalent in the hangingwall in the Big Bend zone. The rhyolite dykes are commonly weakly to moderately clay-altered.

There is a broad area of weak to moderate clay + sulphate alteration in the tailings basin southwest of the main deposit. The potential acid sulphate alteration occurs as jarosite-rich zones but more commonly as discontinuous, abundant gypsum stringer veins to 15 centimeters wide. . The jarositic zones are usually associated with fault or fracture zones. Clay alteration (smectite-kaolinite) is more prevalent in the pyroclastic units in this area. Localized areas of vuggy silica and other acid leach textures were intersected in drilling in the tailings basin. Weak silicification occurs within the areas of stronger alteration within the basin. Several broad gossan zones are present within the tailings basin, reflecting zones of oxidation of disseminated pyrite, commonly within the andesitic flow units.

Much of the strong clay alteration was misidentified by the logging geologists as fault zones. Subsequent re-logging has limited the extent of the faults and increased the aerial extent of the clay alteration, particularly in the North.

Alteration adjacent to the veins consists of silica, adularia and pervasive illite in the hangingwall and, to a lesser extent, the footwall volcanic units. In selected areas, the silicification extends up to 40 meters from the vein. Near the surface, the silicification-adularization (K-feldspar alteration) is commonly accompanied by a strong late sulphate-rich, yellowish coloured (jarosite) anomaly.

There is a broad chloritic zone at depth within the North, Central and Big Bend areas of the deposit. Within this zone, chlorite-pyrite+magnetite-rich bands and clots are present within the banded quartz veins. There is an apparent replacement of original sulphosalt bands and sulphidic breccia matrices with chlorite-pyrite and a partial re-crystallization of the fine colloform and crustiform quartz bands. These textures and mineralogical features might reflect a post-mineral thermal overprint.

Hematite is more abundant in the South zone and near the Premola Fault to the north, where it occurs as thin bands, clots and vug infill within the vein system and as fracture envelopes and as the matrix in breccias that cut the vein and wallrock. Hematite also occurs in pyroclastic units in the upper few meters of variably clay-altered ash tuff and occasionally in the matrix of coarser fragmental units deeper down in the stratigraphy.

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Kupol Project

Rhyolite dyke margins are commonly altered to smectite + other clays over widths of up to five meters. Alteration along the margins is most intense near to surface suggesting that some of the alteration may purely be due to devitrification of the chilled dyke contact zones and/or supergene weathering processes.

8.6        Oxidation

Refer to Section 6.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project Oxidation.

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Kupol Project

 9.0        Deposit Type

Based on geological setting, vein textures, mineralogy and alteration assemblages, the Kupol deposit can be classified as a low sulphidation fissure vein type epithermal deposit (Hedenquist, Arribas and Gonzalez-Urien Classification, 2000), or a quartz-adularia-sericite type epithermal deposit (Sillitoe Classification, 1993). The vein textures and mineralogy are described in section 10.0. The high level, low temperature, epithermal nature of the Kupol deposit is confirmed by Russian fluid inclusion studies that show homogenization temperatures for vein samples that range from 160° - 260°C (Vartanyan et al., 2001). A modern analogy to the Kupol hydrothermal system is the Taupo, New Zealand, hydrothermal field.

The full epithermal vein system is preserved in the northern portion of the deposit due to down dropping of the stratigraphy. An extensive steam-heated argillic alteration zone is present over this area, representing the upper levels of alteration in the epithermal hydrothermal system within and above the boiling zone (Hedenquist and White, 2005). No sinters have been located to date.

A limited study of the silver-gold ratios (Rhys, 2004) and mineralogy indicates that there is a slight increase in silver-rich phases with depth in the central and southern parts of the main deposit. There is a slight increase in calcium carbonate in the veins and at depth in the Central and North zones.

The presence of chalcedonic and opaline quartz (low temperature cryptocrystalline to colloidal quartz), vein textures such as cyclic colloform and crustiform banding and open space filling exist at depth, suggesting that the deeper intersections are still above the boiling zone for the vein system. However, there is a distinct precious metal horizon now defined at about the 350 meter elevation under the Big Bend zone. Deep drilling in 2005 tested for the possible presence of stacked vein systems, similar to those in the Mexican epithermal systems (e.g. Fresnillo Deposit, Zacatecas, Mexico (Wallace et. al. 2003)). The stacking of zones in epithermal systems can be caused by a number of factors which include fluctuations in the water table; variation in the different fluids temperatures and chemistry; variations in stratigraphy (as a control on mineralization); telescoping of system with variation in thermal gradients as influenced by fall or rise in magma chambers; and structural factors, such as presence or absence of structural traps and down-dropping or uplifting of stratigraphy in relation to the hydrothermal system. The results of the deep drilling are discussed in section 12.0.

The Kupol deposit has similarities to many large, low sulphidation epithermal deposits including Hishikari (Japan), Comstock Lode (Nevada, USA), Martha Hill Mine (Waihi District, New Zealand), Kubaka (Russia); El Penon (Chile), and Ken Snyder (Midas) (Nevada, USA). The Comstock Lode and Martha Hill deposits were mined to a depth extent of approximately 800 meters and 600 meters, respectively. The Hishikari and Ken Snyder deposits are partially stratigraphically controlled, which limits the vertical extent of ore grade mineralization in those systems to approximately 200 meters. At Kupol, the principal mineralized zone appears to have a vertical extent of 300 to 375 meters. The silver-gold ratio at Hishikari, Martha Hill, and Kubaka is 1:1, while Ken Snyder is 10:1, Kupol 12:1, El Penon 19:1, and Comstock Lode 23:1. The majority of the mineralization discovered so far at Kupol is contained within one main fissure vein system, similar to the Comstock Lode and Ken Snyder deposits.

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Kupol Project

Structural study of Kupol indicates that the vein was emplaced in a predominantly extensional environment. This suggests that there may be additional parallel and subsidiary structures, in addition to those already known, which may potentially host mineralization. Most low sulphidation epithermal deposits occur in districts with multiple veins, as is the case at Hishikari, which developed in a similar structural environment as Kupol.

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Kinross Gold Corporation

Kupol Project

10.0        Mineralization

Gold and silver mineralization at Kupol is hosted by colloform- to crustiform-banded quartz-adularia veins and polyphase breccias. To facilitate logging, the vein types are classified by texture into the following units:

•
Massive vein is comprised of massive to sugary, very fine to fine-grained quartz. This coding was also used for smaller, more massive veins in the footwall or hanging wall host rocks. This unit often cores the colloform- to crustiform-banded veins and contains fragments of the sulphosalt-rich colloform-banded veins (Figure 10.1). Many of these units were a late low temperature, carbonate-rich phase that was subsequently recrystallized by quartz. Comb- textured amethyst is a relatively common component in the core of these veins.

•
Banded colloform and crustiform veins have well developed cyclic banding of quartz + sulphides/sulphosalts with cryptocrystalline (chalcedonic) to fine grained quartz. Cockade and lattice structures are common. Banded quartz, brecciated and healed by a lighter coloured quartz phase is included in this unit; this was not included in 2003.

•
Vein Breccia is comprised of brecciated quartz vein, where the matrix is composed of rock flour, sulphides, and/or vein fragments; this code was abandoned early in the 2004 program, but occurrences of this code still exist in the database. Rocks with this description are now represented by a fault code in conjunction with a vein code.

•
Quartz breccia is brecciated quartz vein with the matrix comprised of dark sulphide-rich (pyrite with rare sulphosalts) quartz. This unit is principally a quartz-healed tectonic breccia. Prior to 2004, this unit referred to any quartz vein with fragments of quartz in a quartz-healed matrix.

•
Stockwork is stockwork-style vein mineralization contained either within the main vein or in the hangingwall or footwall of the system. Stockwork refers to areas with multiple generations of crosscutting veining, with the veinlets commonly <10 cm wide.

•
Stringer veining consists of sheeted, non-crosscutting veinlets. This unit forms haloes up to 55 meters wide within and/or adjacent to the main vein system and may contain veinlets or veins of colloform, crustiform, and breccia character. The stockwork and stringer units require greater than 10% veining present in order for either of these codes to be used as a primary lithology designator.

•
Wall rock breccia is breccia in which veins contain >25% wall rock fragments and/or puzzle breccias of wall rock healed by quartz veins. The quartz infill commonly shows cockade, crustiform to colloform textures. Sulphosalt concentrations are generally very low.

•
Yellow siliceous breccia is a brecciated vein and/or banded vein with fractures and rock flour filled with jarosite + quartz that give the rock a distinctive yellow hue. Jarosite commonly makes up 3 to 10% of the matrix. The unit was differentiated because it is common in the Big Bend and Central zones. It occurs down to a maximum depth of approximately 250 meters.

•
Hematitic breccia is a brecciated vein with hematite rich fracture and breccia infill. This unit was differentiated because of its abundance in the South zone relative to the other zones. Prior to 2005, this unit was identified with the same code as yellow siliceous breccia.

A multitude of different vein textures and degrees of brecciation are present within vein intersections. However, for logging purposes, only the dominant lithologies in a vein or portion of a vein were coded and described.

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Kupol Project

Figure 10.1: Vein textures - Big Bend Massive, vuggy, amethyst-bearing, quartz phase (light coloured rock) coring colloform-banded, sulphosalt-rich, quartz phase within the Big Bend Zo

Polyphase brecciation within the vein system is believed to be principally hydrothermal and phreatic, with only minor, later, tectonic brecciation. Tectonic breccia occurs as rock flour and minor gouge zones within or along the margins of the veins. As a generalization, there are low sulphide (<2% sulphides) and high sulphide (2-7% sulphides) veins and brecciated veins present in the system. The high sulphide veins carry the highest ‘bonanza’ grades. Multiple cycles of sulphosalt mineralization are present in the vein system as evident in the sulphosalt-rich banding.

Later cycles of quartz, including amethyst, commonly occur as open space filling and often have cockscomb, cockade to dogstooth textures. Quartz pseudomorphs of bladed calcite (lattice texture) are present throughout most of the deposit but are more prevalent in the north and near surface. Vuggy, drusy and frothy textures, representing a near surface environment, are present in the North Zone between the Premola and North faults.

The predominant gold and silver minerals are electrum, native gold, silver-rich tetrahedrite (freibergite), acanthite, and a variety of sulphosalts. Arsenic and antimony-rich end members of a variety of mineral groups are present reflecting different solution chemistry in the evolution of the deposit and/or zonation in the deposit. Stephanite and pyrargyrite are the dominant sulphosalts. Traces of selenium-bearing sulphosalts and naummannite are present. Coarse bladed stibnite was observed in trench K-53, in the South Extension zone, and in a vein (Vtoryi I) to the south of the tailings basin. Arsenopyrite is reported in petrography and in some of the logging but is generally very fine grained and not readily recognizable in core or hand samples. A list of minerals present in the Kupol deposit, based on Russian studies, is provided in Table 10.1.

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Kupol Project

Table 10.1: Deposit Minerals (Vartayan et al., 2001)

Prevailing	Less Common	Rare

Ore Minerals:

Pyrite	Arsenopyrite	Naumannite (Ag3Se)
Marcasite	Galena	Se-Polybasite
Chalcopyrite	Tennantite (Cu 12As4S13)	Se-Miargyrite
Sphalerite	Aguilarite (Ag4SeS)	Se-Proustite
Electrum	Native Gold	Kustellite
Perceite (Ag, Cu)16As2S11	Se-Stephanite (Ag5SbS4)	Berthierite
Freibergite (Ag,Cu,Fe)12(Sb,As)4S13	Se-Pyrargyrite	Stibnite
Stephanite (Ag5SbS4)	Se-Acanthite	Utenbogardtite
Pyrargyrite (Aerosite) (Ag3SbS3)	Leucoxene	Fishesserite
Tetrahedrite Cu12Sb4S13	Proustite Ag3AsS3	Chlorargyrite (Cerargyrite) AgCl
	Native Silver	Liujiynite (Ag3Au4)S2
Acanthite Ag2S		Mckinstreyite (AgCu)2S

Vein Minerals:

Quartz	Hydromica	Kaolinite
Adularia	Sericite	Gypsum
	Chlorite	Albite
	Hematite	Natrolite
Pyrophyllite
Anhydrite
Supergene Minerals:

Fe hydroxides (hydro-goethite, limonite)	Chalcanthite CuSO4 - 5H2O	Anglesite
Acanthite Ag2S	Brochantite Cu4SO4(OH)6	Bornite
Hematite	Chalcocite, incl. Jarlite	Scorodite
	Irregular Covellite (Jarrowite, Spionkopite)	Fe, Cu Antimonite Group
Polybasite
Covellite CuS

Visible native gold or gold-silver amalgams are common throughout the deposit but rarely exceed 3 mm in size.

In 2005, in the Vtoryi veins to the southwest of the main Kupol area, polymetallic veining, with up to 10% combined sphalerite, galena and chalcopyrite were identified. These contain acanthite and electrum locally. Base metal mineralization is present in colloform and brecciated bands.

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Kupol Project

10.1        Mineral Paragenesis

Russian studies (Vartanyan et al., 2001) indicate a varied sequence of mineral associations, as described below.

•	The initial phase: quartz-adularia with a pyrite and minor base metal component

•	The second phase: quartz-adularia-gold-silver sulphosalts (arsenic and antimony-rich phases)

•	The third phase: quartz-antimony-rich phases

•	The fourth phase: acid-sulphate

•	The fifth phase: oxidation

There is a possible metasomatic overprint at depth on the central portion of the deposit with a re-crystallization of the vein mineralogy to chlorite, pyrite and magnetite, and hematite.

As a generalization, gold occurs within or is rimmed by sulphosalts and free within the quartz. Given the two principal locations for the gold, there may be another generation of gold present - late, post-sulphosalt cycles.

The acid-sulphate phase is marked by jarosite, alunite, gypsum, acanthite, and covellite. Jarosite abundance in this phase partially reflects the growth of new minerals from the breakdown of adularia and sericite by late acidic solutions in the waning stages of the hydrothermal process.

The detailed mapping of vein exposures, in addition to core logging, have clearly indicated that there is a late, low temperature, carbonate-rich phase that cuts and/or cores the vein system (Figure 10.1). This phase was subsequently recrystallized and replaced by quartz. Comb textured amethyst is a common component of this late phase. Clasts of earlier sulphosalt-rich phases are present in this phase which is otherwise poorly mineralized.

Several generations of hematite are inferred to be present in the south of the deposit based on crosscutting relationships. The initial phase of hematite occurs with early, pre-precious metal, low sulphosalt quartz and the late, post-metal hematite as fracture and breccia infill of sulphosalt bearing quartz. Kupol complexes and associations, as determined in Russian studies, are presented in Table 10.2.

The polymetallic mineralization present in the veins to the southwest of the main vein system either represents a different chemistry and/or source of hydrothermal fluids along these structures or lateral zonation of fluid chemistry out from the main structure. Highly variable silver-gold ratios in these veins (from 1:1 to 1500:1) suggest a potentially more complex paragenesis in this narrow vein zone.

There are low concentrations of base metals throughout the main structure; however, there is not a noticeable transition from precious to base metal-rich mineralogies at depth.

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Kupol Project

Table 10.2: Mineral Complexes and Associations
Complex	Association
HYPOGENE	HYPOGENE
Pyrite-Adularia-Quartz (pre-productive)	Pyrite-Adularia-Quartz
Arsenopyrite-Pyrite-Adularia-Quartz (low productive) 260-185 8C	1. Arsenopyrite-Pyrite
2. Tennantite (Cu 12As4S13)-Pyrite
3. Amethyst-Quartz
Gold-Stephanite-Pyrargyrite-Adularia-Quartz (basic productive) 265-240 8C , 220-200 8C, 180-160 8C	1. Gold-Pearceite (Ag, Cu)16As2S11-Chalcopyrite
2. Gold-Freibergite ((Ag,Cu,Fe)12(Sb,As)4S13) 3. - Stephanite (Ag5SbS4) - Pyrargyrite (Ag3SbS3)
Gold-Aquilarite (Ag4SeS) -Se Pyrargyrite
Stibnite-Marcasite-Quartz (post-productive) 240-220 8C	1. Pyrite-Marcasite
2. Berthierite (FeSb2S4) - Stibnite
3. Gypsum-Anhydrite-Chlorite
ACID SULPHATE & SUPERGENE ACID SULPHATE & SUPERGENE
Acanthite-Jarosite	1. Acanthite (Ag2S)-Covellite (CuS)
2. Acanthite-Jarosite (KFe3(SO4)2(OH)6)
3. Alunite (KAl3(SO4)2(OH)6)
4. Gypsum
5. Iron Hydroxides

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Kupol Project

11.0       Exploration

Exploration conducted before 2005 is discussed in Section 7.0, History. In summary, the vein system was defined by 35 trenches over a strike length of three kilometers and by geophysics, geochemistry, and mapping over a strike length of four kilometers. Trench spacing ranged from 200 meters along strike to the south to fifty meters in the Big Bend area. The central portion of the vein system was stripped of overburden, mapped and channel sampled in detail. A soil geochemical survey that covered 7.8 square kilometers defined the deposit as a gold, silver, arsenic anomaly with localized areas of anomalous mercury, lead, zinc, and antimony. Magnetic and resistivity surveys were completed over a similar area with initial 100 by 20-meter grids followed by detailed 25-meter by 5-meter and 20-meter by 5-meter grids, respectively. This work defined the deposit as an area of magnetic low response and higher apparent resistivity.

Between1998 and 2001, 26 drillholes totaling 3,004 meters were drilled over a strike length of 450 meters to a maximum depth of 140 meters. In 2003, six more trenches were excavated, and 166 drillholes, for 22,257.69 meters were drilled over a strike length of 3.1 kilometers to a maximum depth of 250 meters. The 2003 program was aimed at defining the limits of the deposit and providing sufficient information for completion of a Preliminary Economic Assessment of the project. The Preliminary Economic Assessment was completed in May 2004 (Garagan, 2004).

In 2004, 309 holes for 52,828.50 meters were drilled over a strike length of 3.4 kilometers to a maximum depth of 425 meters below surface. Drilling, surface and test work in 2004 was conducted to provide sufficient information to allow for the completion of a banking-level feasibility study. The feasibility study was completed in June 2005 (Garagan et. al., 2005). Table 11.1 summarizes all drilling, trenching and channel sampling completed at Kupol.

Table 11.1: Summary of Work Prior to 2005
1998
Type of Work	Count	Meterage
Drilling	2	160.00
Trenching	4	700.00

1999
Type of Work	Count	Meterage
Stripping and Channel Sampling	12	416.50
Drilling	7	741.40
Trenching	1	120.00

2000
Type of Work	Count	Meterage
Stripping and Channel Sampling	80	2099.30
Drilling	12	1509.30
Trenching	13	2618.60

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Kupol Project

2001
Type of Work	Count	Meterage
Stripping and Channel Sampling	17	595.00
Drilling	5	593.30
Trenching	16	1595.50

2003
Type of Work	Count	Meterage
Drilling	166	22257.69
Trenching	6	805.22

2004
Type of Work	Count	Meterage
Stripping and Channel Sampling	87	698.89
Drilling	309	52828.50
Trenching	2	225.53

11.1       2005 Exploration

In 2005, the field season spanned from 16 April through 20 September. The work consisted of drilling, trenching, and stripping, mapping, and channel sampling of portions of the Kupol vein. This work is further discussed below and in Section 12.0, Drilling. Table 11.2 summarizes the work completed in 2005.

Table 11.2: Summary of Work in 2005

Type of Work	Count	Meterage
Drilling	197	47744.95
Trenching	18	1872.23
Stripping and Channel sampling	96	1812.94

Additionally, the property was remapped (1:5000), eight old trenches were re-mapped and re-sampled, and sampling for metallurgical testing was completed. Compilation of the remapping is in progress. The metallurgical sampling is discussed in Section 17.0.

11.2       Trenching

Eighteen trenches were excavated in 2005; four were located to the east of the Central zone, one in the South Extension zone, eight in the Vtoryi II zone, and five in the South zone. Eight old trenches in the Central zone were re-mapped and re-sampled.

Exploration trenching to the east of the Central zone (zones K2BN, K2BNE; Garagan and MacKinnon, 2003) uncovered several alteration zones up to 12 meters wide that lack significant zones of vein mineralization. A maximum of 0.4 g/T gold and 58.5 g/T silver was returned over narrow intervals of veining. The precious metal values encountered in the trenching do not match those of vein float located in the area. It is believed that most of the vein float is likely down-slope dispersion (solifluction) from main vein system.

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Kupol Project

Trenching of the Vtoryi II vein system provided definition of the geometry of the vein system, but more importantly provided information on the mineralization and precious metal levels present directly under the proposed tailings dam footprint. Additional information is provided in Section 12.7.

In order to resolve suspected location problems related to the pre-2003 trenches, the vein portions of those in the Central zone that had not been replaced by stripping were cleaned, re-mapped, re-sampled and re-surveyed. The new survey confirmed that the original survey was incorrect. The 2006 resource model was constructed with corrected survey, lithological and assay information.

11.3       Stripping and Channel Sampling

In 2005, approximately 15,260 square meters of vein mineralization was exposed in large areas in the North and South zones and a smaller area in the Big Bend zone was exposed, mapped and sampled. Ninety-six channels (representing 83 profiles) for 1,812.94 meters were cut and sampled.

The detailed mapping and sampling work in the South zone had three principal goals: 1) to provide additional geological information to aid in refining the geological model for the zone; 2) to provide additional analytical information for assessing the grade continuity of the individual veins; and 3) to provide additional information for further evaluation of the open pit potential of the zone prior to the proposed underground development of the zone. The purpose of the detailed work in the North zone was to provide additional geological and grade control information.

In 2004, approximately 4,680 square meters of the Kupol vein mineralization was exposed, mapped, and sampled in sections of the North, Big Bend, and Central zones. Prior to 2003, large areas of the Big Bend and Central zones were stripped, mapped, and sampled in a similar manner. The purpose of this work was to aid in calculating dilution and assessing grade continuity in conjunction with the very close-spaced drilling in the Big Bend and South zones.

The areas were mechanically cleared of surface debris and were pressure washed using a Wajax pump. A five meter by five meter control grid was established by Russian surveyors over each area. The areas were mapped by Russian geologists at a scale of 1:50. The exposures were channel sampled along east-west lines at five to ten meters spacing. The start and end of each sample was surveyed.

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Kupol Project

A summary of the extents of this work is presented in Table 11.3.

Table 11.3: Summary of 2005 Stripping, and Channel Sampling

Zone	Area (m2)	Spacing (m)	Strike Length (m)	No of Lines	No of Channels	No of Samples	No of Samples (+QC)
North - TP 5B	1210	10	50	5	5	146	171
North - TP 5C	6655	5 and 10	240	27	33	926	1089
South - TP 4C	1040	5 and 10	70	8	10	174	205
South - TP 4B	2655	5	80	14	18	609	715
South - TP 4D (N)	960	5 and 10	50	6	7	118	139
South - TP 4D (S)	940	10	50	5	5	99	116
South -TP 4E	1440	10	80	8	8	173	203
BigBend - TP 3	270	10	35	4	4	40	46
BigBend -TP 2	90	10	60	6	6	15	17
	15260		715	83	96	2300	2701

In response to Russian Reserve Committee (GKZ) requests, and in lieu of an underground sampling program, a program of “bulk” channel sampling was conducted over selected, previously sampled, areas of the deposit. The aim of the program was to confirm the reproducibility of the assay results of a large sample versus a small sample. To accomplish this, three 30-meter sections of five meter spaced channel samples were selected and new channels cut over existing channels. The new channels were offset five centimeter on either side of the existing channels to the maximum depth of the cutting blade (approximately 8 to 10 centimeters). Results are summarized in table 11.4 below:

The percent variance is calculated according to Russian methodology, from all the data points in each sample set.

Table 11.4: Summary of “Bulk” Sampling Results
Zone	No of Samples	Total Sample Length (m)	Orig Au (g/T)	Orig Ag (g/T)	New Au (g/T)	New Ag (g/T)	Variance* Au (%)	Variance Ag (%)
South	64	48.1	16.6	114.9	17.9	127.8	8.25	11.26
BigBend	67	50.4	40.9	363.2	54.3	479.1	32.85	31.92
Central	46	34.1	10.8	137	9.2	118.4	-14.61	-13.5
			24.34	214.96	29.5	258.91	21.17	20.45
* Percent variance = (Average(New-Orig)/Average(Orig))*100; unweighted

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Kupol Project

11.4       Drilling

The 2005 drilling program was comprised of the following:

Table 11.5 Summary of 2005 drilling

Zone	Purpose	No of Holes	Meterage
NORTHEXT	EXPLORATION	19	9664.60
NORTH	EXPLORATION	9	2055.20
CENTRAL	EXPLORATION	40	9473.10
BIGBEND	EXPLORATION	2	933.00
BIGBEND	CONDEMNATION	1	301.00
SOUTH	CONDEMNATION	2	550.70
SOUTH	EXPLORATION	26	7926.60
SOUTH	GEOTECHNICAL	11	446.00
SOUTHEXT	EXPLORATION	5	1846.00
VTORYI	EXPLORATION	57	7418.45
VTORYI	CONDEMNATION	19	4683.30
OTHER	EXPLORATION	6	2447.00
AllZones	AllPurposes	197	47744.95

The results of the 2005 drilling and a summary of the zones is documented in section 12.0

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Kupol Project

12.0       Drilling

The 2005 drill program had several goals: 1.) To conduct exploration along strike and outside of the main structure; 2.) Test for the presence of stacked mineralized zones at depth; 3.) Infill drill in the Central zone to provide sufficient drill density to upgrade the resource classification from Inferred to Indicated to meet the bank loan reserve-tail criteria; 4.) Infill as required to complete the requirements for the Russian Reserve update for 2006; 5.) Infill and explore the South “Offset” vein and also test the deeper levels of the South zone; and 6.) Conduct condemnation drilling in the area of the proposed tailings impoundment Option 2 and dam area.

The highlights of results from the 2005 drilling program are: 1) the increase of Indicated resources; 2.) deep drilling in the North Extension which extended Inferred resources 200 meters north of previous estimates; 3.) deep drilling under the Big Bend and South zones, 4.) and further delineation of the South Offset zone located east of the main South veins. A new high-grade vein system, the Vtoryi II, discovered outside of the main Kupol structure suggests that the property and surrounding region are prospective for further exploration. The vein system is now known to be continuously mineralized over 3.7 kilometers of strike length and to a maximum depth of 750 meters below surface. Mineralization remains open to the south and at depth and along strike in the north.

In 2005, 197 drillholes were drilled for a total of 47,744.95 meters. The drillhole locations are shown on Figure 12.1. Two holes, KP04-437A and KP04-440, abandoned at the end of the 2004 season were completed in 2005 and renamed KP05-456 and KP05-458 respectively. Only the meters drilled in 2005 are reported in the totals. Condemnation work consisted of targeting geochemical, geophysical, and geological anomalies within the proposed tailings impoundment (Option 2), with the emphasis focused on the area under the proposed dam footprint. Geotechnical drilling was conducted in the area of the proposed South (Big Bend) Portals and declines.

The diamond drilling was conducted using two Longyear 38 drill rigs, three Longyear 44 drill rigs and one Russian SKB-4 drill rig. The Longyear rigs drilled HQ and NQ diameter core; the Russian rigs drilled NQ diameter core. Four drill rigs were operated by Boart Longyear; these were partially staffed by Boart Longyear-trained Russian drillers. Two drills were operated by personnel from The Anyusk State Mining and Geological Enterprise and fully staffed by Russian crews, with the exception of a Boart Longyear trainer.

Core recovery varies by location. Recoveries in the mineralized zones range from 3% to 100%; the average is 96.3%. Drilling muds and polymers were used extensively to enhance recoveries.

The property grid is a Russian local grid system. Grid lines are oriented east-west, perpendicular to the average strike of the deposit. The drill grid in the Vtoryi zone is oriented northeast (058° azimuth), perpendicular to the strike of the Vtoryi II vein.

The main Kupol deposit is divided into six zones:

1. South Extension:	88,625N to 90,025N
2. South:	90,025N to 90,700N
3. Big Bend:	90,700N to 91,300N
4. Central:	91,300N to 92,100N
5. North:	92,100N to 92,575N
6. North Extension:	92,575N to 93,425N

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Kupol Project

The zones are contiguous and mineralization has been defined within the zones over 3.7 kilometers of strike. In addition to the zones on the main structure, three new zones were defined outside of the main zone in 2005. Two zones, Vtoryi I and Vtoryi II, occur southwest of the main zone, in the proposed tailings basin, and the third zone occurs east of the main structure. A fourth zone was identified in the hanging wall of the main zone in 2003 and was further defined through drilling in 2005. The geology and the results are summarized by zone in the following sections. Additional details on the geology of the zones can be obtained by consulting Garagan (2005; available on SEDAR). The average thickness of each zone is summarized in table 12.1.

Table 12.1: Summary of average of main zones true and horizontal thickness

	True Thickness*			Horizontal Thickness*
Zone	Avg	Min	Max	Avg	Min	Max	Count
MAIN DEPOSIT AVE.	3.80	0.11	19.33	3.84	0.11	20.01	1094

BIG BEND	4.82	0.25	15.50	4.85	0.25	16.05	382
CENTRAL	3.81	0.29	19.33	3.92	0.30	20.01	276
NORTH	3.23	0.19	17.44	3.23	0.19	17.44	226
SOUTH	2.54	0.11	14.35	2.55	0.11	14.40	210
*Includes all splays and secondary veins.

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Kupol Project

Figure 12.1: Drillhole Location Plan

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Kupol Project

Figure 12.2: Composite Summary Longitudinal Section (Au g/T x true thickness plot)

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Kupol Project

12.1        South Extension Zone: 88625N to 90025N

In 2005, five drillholes for 1,846 meters were drilled in an effort to define the continuity of the mineralization encountered in deeper drilling in 2003 and 2004. The drilling was successful in extending the mineralized zone an additional 125 meters down dip and 150 meters to the south. The vein zone extends to 400 meters below surface; however, the highest assay result was only 2.8 g/T Au. The ore shoot in this area has been defined for approximately 275 meters of vertical extent. The deepest holes, KP05-555 and KP05-620, may not have been drilled deep enough to intersect the main vein(s). The vein system is cut by rhyolite dykes with individual veins continuous for up to 400 meters strike length on certain levels. Dyke geometries within the zone are complex. In places, the dykes have assimilated or partially assimilated the vein, as evident from the discontinuity of the veins across the dykes and the presence of abundant vein fragments in the rhyolitic polymictic breccias.

Significant intersections– South, 2005:

•	KP05–539 – average 11.04 g/T Au with 11.55 g/T Ag over 2.80 meters (1.18 meters true width)

•	KP05–546 – average 12.82 g/T Au with 225.05 g/T Ag over 2.20 meters (1.31 meters true width)

A number of drill intersections (for example hole KP05-539) in the South Extension zone have low silver-gold ratios (1-2Ag:1Au) relative to rest of the deposit (10-15Ag:1Au). The low ratio suggests a different hydrothermal fluid chemistry for this location.

Coarse-grained bladed stibnite was observed in trench K-53, but not in drill holes in the South Extension. The presence of stibnite suggests a potentially hotter fluid chemistry.

12.2        South Zone: 90025N to 90700N

Twenty-six holes, totaling 7,926.6 meters were drilled in the South zone in 2005. The principal focus of the drilling was to define the limits and continuity of the South “Offset” vein and to provide additional information about the deeper levels of the main South zone veins. As currently defined, the South “Offset” zone has a strike length of approximately 160 meters, dips steeply to the west and extends to a depth of 150 meters, after which the vein pinches or is faulted off. The character of the South “Offset” vein is similar to the Big Bend and Central zones with well-developed crustiform banding and breccias, but with lower sulphosalt content than in the Big Bend.

Significant intersections– South Offset, 2005:

•	KP05-499 – average 24.59 g/T Au with 134.68 g/T Ag over 5.30 meters (2.00 meters true width)

•	KP05-518 – average 111.82 g/T Au with 157.24 g/T Ag over 6.07 meters (2.16 meters true width)

The South “Offset” vein geometry appears to be that of a hangingwall (to main zone) extensional vein. There are no indications that the vein is the faulted-off continuation of the main vein; no fault has been defined.

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Drilling at the deeper levels of the South zone indicates that the principal vein(s) and dykes shallow at depth to approximately 70 to 75 degrees. Near surface the dyke geometry, and consequently the vein geometry, becomes more complex with bifurcation and anastomosing of the vein and dyke. Some of the dyke and vein complexity may be a function of faulting, but distinct faults could not be correlated and modeled either on surface or down hole. The majority of the intersections of the South zone main veins contain characteristic hematitic veining (see Garagan, 2005). Hematite appears to be a post-mineralization overprint on the vein. Due to the complexity of the South zone it is recommended that additional, tighter spaced, definition and delineation drilling be completed in this area prior to, or in conjunction with, mining.

Significant intersections– South, 2005:

•	KP05-515 – average 36.07 g/T Au with 116.2 g/T Ag over 5.0 meters (3.30 meters true width)

•	KP05-523A – average 59.79 g/T Au with 1,652.37 g/T Ag over 5.20 meters (3.14 meters true width) and 19.97 g/T Au with 346.19 g/T Ag over 9.10 meters (6.10 meters true width).

•	KP05-608 – average 155.31 g/T Au with 1,862.28 g/T Ag over 2.90 meters (2.13 meters true width)

•	KP05-599 – average 6.13 g/T Au with 77.12 g/T Ag over 3.15 meters (1.8 meters true width); including 41.79 g/T Au and 537.0 g/T Ag over 0.30 meters (0.17 meters true width).

The latter intersection is potentially significant as it occurs at an elevation of 80 meters, about 270 meters below the previously defined lower limit of precious metal mineralization, suggesting the potential presence of stacked mineralized zones. Core recoveries were poor (35%) in the zone; however, where recovered, the crustiform vein fragments contain visible gold, sulphosalt and silver sulphide (acanthite) mineralization. The silver-gold ratios (for the high grade interval) are similar to the main zone and there is no increase in carbonate or base metal content in this vein.

Three holes, KP05-616, -628 and -632 followed up on this intersection. KP05-616 was abandoned in the targeted zone after intersecting 3.90 meters of veining and stockwork with grades to 1.4 g/T Au and 15.7 g/T Ag. The other holes intersected wide vein and stockwork zones (15.70 and 18.40 meters respectively, with true width approximately 60% of intersected width) demonstrating the continuity of the main vein system to depth. These holes contained up to 2.7 g/T Au and 128.3 g/T Ag, which confirmed the potential for further significant precious metal mineralization at depth.

A representative South Zone cross section, 90400 N, is presented as Figure 12.3. A representative section of the deep drilling, 90579 N is presented in Figure 12.4.

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Figure 12.3: Section 90400N – South

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Figure 12.4: Section 90579N – South (deep)

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12.3        Big Bend Zone: 90700N to 91300N

Two holes, for 933.0 meters, were drilled in the Big Bend zone in 2005. The first, KP05-584, tested for the possible presence of stacked mineralized zones. The hole intersected a broad zone of stringer, stockwork, vein, and vein breccia at a depth of 480 meters below surface. Individual samples in this zone assayed to 3.1 g/T Au and 37.2 g/T Ag over 1.0. As in the South zone, the elevated gold and silver values and presence of boiling textures indicate the potential for a second (stacked) precious metal horizon.

The second, KP05-614 was drilled to upgrade the resource classification from Inferred to Indicated. The hole confirmed the previous vein and dyke interpretation for this area, demonstrated good continuity of both vein and grade, and tightened up the drill density sufficient to allow extension of the Indicated resource.

As observed in the South zone, the vein and stringer zones and dykes shallow at depth.

Significant intersections– Big Bend, 2005:

•	KP05-584 – average 1.69 g/T Au with 20.71 g/T Ag over 5.4 meters (3.55 meters true width)

•	KP05-614 – average 24.34 g/T Au with 126.15 g/T Ag over 1.6 meters (0.81 meters true width)

•	KP05-614 – average 94.44 g/T Au with 997.21 g/T Ag over 6.8 meters (3.46 meters true width); including 181.81 g/T Au and 1831.77 g/T Ag over 3.30 meters (1.68 meters true width)

•	KP05-614 – average 20.05g/T Au with 258.07 g/T Ag over 16.8 meters (8.28 meters true width); including 181.8 g/T Au and 759.57 g/T Ag over 2.4 meters (1.22 meters true width)

Two representative Big Bend cross sections, 91090 N and 91277 N, are presented in Figures 12.5 and Figure 12.6.

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Figure 12.5: Section 91090N – Big Bend

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Figure 12.6: Section 91277N – Big Bend

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12.4        Central Zone: 91300N to 92100N

Forty drill holes totaling 9,473.10 meters were drilled in the Central zone in 2005. Drilling was successful in defining additional resources deeper in the southern portion of the zone and in providing additional definition of the geometry of the ore shoots and mineralized zones. Additionally, the drilling demonstrated that the Big Bend ore shoot continues into the Central zone, at depth, for approximately 300 meters.

Significant intersections– Central, 2005:

•	KP05-464 – average 35.57 g/T Au with 769.66 g/T Ag over 4.0 meters (2.93 meters true width)

•	KP05-467– average 17.14 g/T Au with 302.80 g/T Ag over 14.40 meters (8.45 meters true width)

•	KP05-507– average 32.28 g/T Au with 253.43 g/T Ag over 3.40 meters (2.42 meters true width) and 27.32 g/T Au with 690.52 g/T Ag over 3.70 meters (2.63 meters true width)

•	KP05-606 – average 83.24 g/T Au with 534.27 g/T Ag over 5.45 meters (3.82 meters true width)

A single hole, KP05-553 tested the deeper levels of the vein system. A weak zone of stringer mineralization was encountered in the footwall of a rhyolite dyke at the 140-meter elevation level; however, it did not contain any significant precious metal values. As in the other zones, the vein and dykes shallow at depth.

The zone remains sparsely drilled below the 450-meter elevation level between sections 91600N and 92100N. The ore shoots remain open to depth; however, significant quantities of drilling will be required to define them.

A representative Central zone section, 91922 N, is presented in figure 12.7

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Figure 12.7: Section 91922N – Central

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12.5        North Zone: Section 92100N to 92425N

Nine holes totaling 2055.2 meters were drilled in the North zone in 2005. All holes were drilled to provide additional definition of the veins in areas of lower drill density.

Significant intersections– North, 2005:

•	KP05-493 - average 51.93 g/T Au with 392.81 g/T Ag over 5.75 meters (3.07 meters true width)

•
KP05-480 - average 14.15 g/T Au with 206.75 g/T Ag over 7.90 meters (3.41 meters true width) and average 28.49 g/T Au with 103.46 g/T Ag over 16.40 meters (6.98 meters true width) and average 16.04 g/T Au with 282.05 g/T Ag over 15.15 meters (6.44 meters true width)

•	KP05-488 - average 11.26 g/T Au with 71.33 g/T Ag over 4.0 meters (1.45 meters true width and average 12.60 g/T Au with 146.77 g/T Ag over 21.30 meters (7.71 meters true width)

The northern limit of the zone has been slightly modified; it is now set at the limit of the Indicated resource, just south of the Far North fault, which was the previously defined control on the limit of the zone.

A representative North Zone cross section, 92352N, is presented as Figure 12.8

12.6        North Extension Zone: 92425N to 93425N

Nineteen holes totaling 9,664.6 meters tested the North Extension zone in 2005. Of these holes, twelve tested the northern strike and down dip potential of the zone and two provided infill within areas with low drill density. The exploration was successful in defining an additional 300 meters of strike length and extending the potential ore shoots to a depth of 500 meters below surface. The mineralized zone in the North Extension occurs beneath a clay-rich steam heated alteration; therefore, the mineralized zone does not start until approximately 150 to 200 meters below surface.

A single principal mineralized zone is offset approximately 100 meters to the east from the main vein trend. The main vein appears to pinch out at approximately 92750N. The offset to the east may reflect an en-echelon step-over of the vein system (Rhys, pers.com 2006). The zone ranges in true width from one to 12 meters and contains one or more veins, of which the eastern vein is the widest and contains the most consistently high gold and silver grades. The zone is vertical to steeply east-dipping until about the zero elevation level when it appears to shallow to 80. The eastern vein has an average true width of approximately 3.0 meters.

Significant intersections- North Extension, 2005:

•	KP05-456 - average 28.30 g/T Au with 239.05 g/T Ag over 13.60 meters (7.71 meters true width)

•	KP05-484 - average 26.82 g/T Au with 36.33 g/T Ag over 1.45 meters (0.66 meters true width) and average 24.54 g/T Au with 276.47 g/T Ag over 4.30 meters (1.90 meters true width)

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Figure 12.8: North Zone Cross Section 92352N

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•	KP05-505 - average 53.22 g/T Au with 1,214.76 g/T Ag over 7.70 meters (4.47 meters true width), including 382.9 g/T Au and 8,184.6 g/T Ag over 1.0 meter (0.58 meters true width).

As in the other zones, several mineralized phases are present; the sulphosalt-bearing phase contains the higher grades and the crustiform chalcedony and/or amethyst-bearing phase contains low or not significant grades. The amethyst-rich phase tends to display well-developed comb and lattice textures - more so than in other zones. The relative percentage of the sulphosalt phase plays a significant role in the grade of the mineralized zones. Visible gold is present in the sulphosalt-bearing phases and locally results in very high gold and silver values, which in part elevate the average grade of certain intersections (for example, hole KP05-505). It is uncertain if the higher percentage of low-temperature quartz phases is a function of zonation within the deposit, its proximity (distal) to the main heat source, or the development of ore shoots such as those seen in the Central zone. Additional drilling is warranted.

Two deep holes (KP05-532 and -550A) were drilled deep to test for extensions of the mineralization to depth; both holes intersected zones of quartz veining. KP05-532 intersected mineralization at 614.5 to 622.5 meters and 636.9 to 639.9 meters. KP05-550A intersected a banded, brecciated, chalcedonic quartz-veined zone from 747 to 774 meters at the -200 meter elevation level). This intersection contained only anomalous levels of gold and silver (1.04 g/T Au and 15.20 g/T Ag), but its presence indicates that the Kupol quartz vein system has a vertical extent in excess of 850 meters. Based on the presence of opaline (colloidal) quartz and other forms of low temperature quartz, adularia, cyclic banding and anomalous gold and silver values it is inferred that the lower limit of the boiling zone has not been reached and as such there is potential for mineralization below the current level of drilling.

Significant intersections- North Extension (deep), 2005:

•	KP05-532 - average 2.06 g/T Au with 97.29 g/T Ag over 2.85 meters (3.07 meters true width)

The exploration drilling in the North Extension tested the potential of the zone; however, insufficient drilling density prohibits inclusion of this zone into a resource category.

The North Extension cross section 93050N is presented as Figure 12.9.

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Figure 12.9: North Extension Zone Cross Section 93050N

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12.7        Vtoryi Zones

Two veins were discovered in 2005 in the Tretyi (Oranzheviy) Creek area through investigation of geochemical and geophysical anomalies, and alteration zones as part of the condemnation drilling of the proposed tailings impoundment Option 2 and dam. Because of these discoveries, 76 (including 19 condemnation holes) holes totaling 12,101.75 meters were drilled in the proposed tailings basin and adjacent areas.

The two veins, Vtoryi I and Vtoryi II, are located southwest of the South Extension zone and have been traced through drilling for 775 meters and 700 meters respectively (Figure 12.1). Both veins average less than 1.0 meter in width, strike northwest, dip at 55° to 70° to the west, are polymetallic (sulphide-rich), discontinuous and silver-rich. Of these, Vtoryi II appears to be the more important, as it contains significant quantities of gold and silver, while Vtoryi I returned only anomalous gold values with higher silver. Significant results from these veins include:

Vtoryi II:

•	KP05-525 - average 93.42 g/T Au with 3,288.26 g/T Ag over 0.90 meters (0.79 meters true width)

•	KP05-585- average 69.36 g/T Au with 78.10 g/T Ag over 0.80 meters (0.71 meters true width)

•	KP05-588- average 28.0 g/T Au with 145.25 g/T Ag over 1.95 meters (1.74 meters true width)

•	KP05-605 - average 57.58 g/T Au with 697.70 g/T Ag over 1.10 meters (0.95 meters true width)

Vtoryi I:

•	KP05-475 - average 0.40 g/T Au with 615.70 g/T Ag over 0.60 meters (0.49 meters true width)

•	KP05-631 - average 0.68 g/T Au with 433.70 g/T Ag over 0.60 meters (0.52 meters true width)

The Vtoryi II vein is situated directly beneath the eastern portion of the proposed tailings dam and impoundment facility. Because of this location, and to satisfy Russian permitting requirements for the dam and impoundment facility, the upper part of the vein system was drilled (and trenched) at approximately 25-meter centers down to 50 meters below surface, and at approximately 50 to 100 meters spacing to 100 meters below surface, in the area beneath the proposed dam footprint.

Gold grade contours on an inclined section (150/70) that represents the Vtoryi II vein is provided as Figure 12.10. One principal high-grade shoot has been defined. It strikes for approximately 300 meters, is open at depth, and has an apparent sharp upper limit. The area immediately beneath the dam is low grade; therefore, there is no concern for a crown pillar. It is not know at this time if the upper limit to the zone is a function of a stratigraphic or structural control.

The Vtoryi II vein appears to be of an intermediate sulphidation character becasue it contains up to 10% combined chalcopyrite, low Fe sphalerite, pyrite, and galena in crustiform to colloform bands. These minerals tend to be coarse-grained and occur in combination with highly variable amounts of acanthite, electrum, and pyrargyrite (?) + other sulphosalts . The higher-grade intervals tend to be well-banded but with only one or two, early, bands of polymetallic-precious metal mineralization present. These minerals commonly occur in association with medium grained adularia. Silver-gold ratios along the vein strike are highly variable, ranging from 1Ag:1Au to 1586Ag:1Au, with an average of 147Ag:1Au. Bladed calcite replacement (lattice) textures indicate boiling within the vein zone. Well-developed lattice textures present in KP05-557, at the southern limit indicate the potential for continuation of the hydrothermal system to the south, where it may link up with the main Kupol structural trend.

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Figure 12.10 : Vtoryi II zone gold grade (g/t) contour Longitudinal Section (inclined 70° to SW)

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Figure 12.11: Vtoryi II Zone Cross Section 250N

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The Vtoryi II is comprised of a single main vein with minor anastomosing splays. The vein has been disrupted by post-mineral faulting parallel to subparallel to the host structure, as reflected by the abundance of clay-rich gouge zones, vein breccias, and vein fragments in the gouge zones. Gouge, fractures, and fault zones were used to identify the Vtoryi II structure where the vein had necked or pinched out. There is an apparent disruption of the stratigraphy across the upper levels of the structure that suggests the possible presence of a fault. This fault does not appear to disrupt the vein, suggesting it may be pre mineralization, but it may play a role in location of ore shoots; its location corresponds with the upper limit of the high-grade shoot.

Wallrock alteration is variable in intensity and strength. It is manifested as a bleaching of the host lithologies in the hangingwall (and in some cases, footwall) due to the alteration of component minerals to clay, sericite, adularia and/or silica. Alteration tends to be restricted to within 4 to 12 meters adjacent to the zone, with the exception of the more porous fragmental units where the alteration extends for up to several hundred metes outwards from the zone.

The highest-grade intersection on the Vtoryi I structure is associated with a narrow stibnite-rich vein in KP05-475. Additional drilling will test this structure.

12.8        Other zones

Three holes (KP05-553, -577 and -621) tested for the presence of veining beneath an area of high-grade float samples (identified in 2003, zone K2B in Technical Report, Garagan and MacKinnon, 2003) situated 300 meters east of the main Kupol vein. KP05-553 intersected two zones: the first a fifteen meter wide (true width) veined zone comprised of crustiform to colloform banded quartz-adularia+amethyst vein, vein and wall rock breccias and stringers; and the second a 2.5 meter wide zone of similar character. KP05-577 overcut KP05-553 and intersected a sparsely mineralized stringer zone. KP05-621 was a 100-meter stepout to the south that scissored the first holes and targeted the zone one hundred meters deeper. This hole intersected two zones of quartz-adularia + amethyst veining to approximately five meters true width; the second vein zone is bisected by a rhyolite dyke. The maximum true vein width within the eastern zone is approximately 1.75 meters. Veins within the zone have a character similar to those observed in the Central zone; however, the best result returned from the zone was 3.0 g/T gold with 22.60 g/T silver over 0.95 meters (0.88 meters true width). The best grades are associated with sooty, black, pyritic hydrothermal vein breccias. The western vein zone returned higher silver grades than the eastern. There is insufficient data to determine the exact orientation of the zones.

The precious metal values returned from the zones do confirm those of the high-grade float that occurs above the assumed vein trace. Therefore, it remains uncertain if the high-grade surface float represents solifluction dispersion from the main vein or is eroded debris from a higher-grade portion of these newly discovered veins. Additional drilling is required to determine if precious metals are localized in shoots within these vein zones.

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Two holes followed up on the vein intersection in the KP03-102 (102.94 g/T gold and 636 g/T silver over 1.0 meter), that occurs approximately 100 meters east of the main Kupol vein in the Central zone. New results from this vein are as follows; intersections of 0.40 meters grading 14.42 g/T gold and 146.00 g/T silver in KP05-597, and 0.4 meters grading 10.18 g/T gold and 10.90 g/T silver and 1.10 meters grading 3.70 g/T gold and 32.40 g/T silver in KP05-554. The vein does not extend to surface. It is currently interpreted as a moderate easterly dipping splay off, and parallel to, the main structure. While this interpretation appears to fit the data, it is not entirely compatible with the documented structural regime of the deposit. Additional drilling is required to evaluate the geometry of this vein; consequently, the vein has been excluded from the resource estimate

12.9        Logging Protocols

This section includes detailed information on the logging protocols used at the Kupol project in 2005, including:

•	geological logging

•	geotechnical logging

12.9.1        Geological Logging

A quick log for each hole was completed by the responsible drill rig geologist. Detailed logging was conducted by university-trained, professional Russian geologists. Logging is onto paper forms.

In addition to the lithology, the colour, grain size, structures (relative to core axis), and the intensity of occurrence or non-occurrence of the following geological characteristics were recorded in the geological log.

•	Oxidation type, mineralogy, and intensity

•	Mineralization
Pyrite
Chalcopyrite
Sulphosalts
Acanthite
Arsenopyrite
Visible gold

•	Alteration
Silicification
Carbonate
Propylitic
Argillic
Sericite-adularia

•	Vein texture and intensity

•	Magnetism

•	Structure and bedding

Most of the parameters were logged categorically, using integers of 0 (absent) to 3 (strong). Additionally, all the information that was codified or categorically logged was fully described in the text. The original logs also contain a graphical log.

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12.9.2        2005 Relogging Program

During 2003 and 2004, the volcanic units that host the vein mineralization were inconsistently logged. The bulk of the logging issues stem from the following:

•	Difficulties in distinguishing between true fragmental units and flows that contain clasts

•	Lack of definition of the ash tuff marker horizons

•	Mislogged protoliths or misinterpretation of alteration textures in moderately to strongly altered rocks

In an effort to resolve the stratigraphic inconsistencies on and between sections, one senior geologist identified problem areas based on his 2004 stratigraphic interpretation.

All relogging was completed at site. It involved physical inspection of drill core combined with evaluation of the text from the geological logs and core photographs. The data derived from logging that involved an inspection of actual core has been incorporated into the database; it superseded older information and was part of the dataset used for the resource estimation model.

Many correlation issues were either unresolved or worsened by the results from the onsite relogging program. To rectify this, intensive offsite evaluation of core photographs and geological logs was undertaken in conjunction with an updated stratigraphic interpretation. Another set of revised lithological codes was generated but is not used, as it is not based on hard data.

During 2005, 23728.43 meters of core were relogged. Half of this was relogged by one geologist between May and October 2005; the other half was logged by three geologists during October 2005.

12.9.3        Geotechnical Logging

The geotechnical core logging protocols were established in 2004 by Bruce Murphy, Senior Rock Mechanics Engineer, SRK Consulting.

Total core recovery, rock quality designation (RQD), rock strength, length of broken zone, percentage of weak rock and fracture counts for all were routinely recorded by geotechnicians. Predominant fracture orientations, fault attitudes, and fault gouge zones were recorded by the geologists in the detailed logs. In 2005 all core was photographed both dry and wet. The digital core photographs are named and stored in a logical and consistent manner.

Point load testing was not conducted in 2005.

The geotechnical logging methods for 2005 are similar to those used during 2004. Refer to Section 10.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project geotechnical logging.

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12.10        Survey Data

The following section describes topographical surveys, drillhole collar surveys, trench and channel sample surveys, and downhole surveys.

12.10.1        Topographic Surveys

The Kupol area is covered by Russian State non-classified topographic maps at 1:200,000 and 1:100,000 scale and by classified maps at 1:25,000 scale. An area of eight square kilometers around the Kupol deposit was surveyed in detail to create a 1:2000 scale map with two meter contour spacing. A survey control net, lain out in local grid coordinates with a classified origin, is tied to the regional survey control points. Most control points were shot in 2000; additional survey control points were added in 2003. These points are used by exploration and engineering/construction for survey control.

The topography map is constantly revised to reflect the actual topographic surface as defined by data such as topographic surveys, drillhole collar and trench locations.

12.10.2        Drillhole Collar Surveys

A local grid (LG) system is the official datum for the Kupol project. All surveying is conducted using this datum. The control points used were those established in 2000 by the Russian surveyors and in 2003 by Design Alaska (Fairbanks, Alaska). In 2003, the Gauss-Kruger (GK) geodetic system was used as the official datum. Prior to the 2004 drilling campaign, all coordinate data was converted from GK to LG.

All surveying was conducted by qualified Russian surveyors. Drillhole collar locations were preserved with four-inch PVC pipe branded with the drillhole name that was placed immediately after the drill rig pulled off the setup.

In 2005, surveys were performed using a Trimble total station device connected to an HP data collector. Survey point coordinates, expressed in LG, were calculated automatically by the instrument. The drillhole collars were surveyed while the drilling was in progress. Points on the rig set up were also surveyed in order to determine the drillhole orientation at the collar. The final collar coordinate and the azimuth of the drillhole were calculated automatically by the device; the inclination was calculated in a spreadsheet using trigonometric functions.

To confirm the surveys, a few drillhole markers were surveyed after the drill rig left the site. The differences between the two sets of coordinates were insignificant; the original survey was preserved.

The survey coordinates and orientation information were presented in a single spreadsheet. The results were finalized in certificates that were signed by the surveyor; copies of the field notes were attached.

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There has not been an external audit of the 2005 collar survey data.

The surveying and reporting methods for 2005 are the same as those used during 2004. Refer to Section 10.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project surveying methodology.

12.10.3       Channel Sample Surveys

In 2004 and 2005, sections of the vein in the Big Bend, North, and South zones were exposed, washed, mapped, and sampled. As control for the mapping and sampling, the surveyors established a five-meter-by-five-meter grid over the exposure. After the sampling was completed, the locations of the start and end of each sample were surveyed. These coordinates were provided in a series of data files.

The survey points for pre-2003 mapping and sampling were provided in a single data file. These coordinates cannot be verified; however, they are closely represented in the original hand-drawn maps.

12.10.4        Trench Surveys

In 2003 and 2004 trench excavations were surveyed only at the locations needed to accurately represent the excavation - this includes the start, the end, and any inflection points within. In 2005, the start and end of each sample point was also surveyed.

The survey points for pre-2003 mapping and sampling were provided in a single data file. These coordinates cannot be verified. In many cases, the coordinates are suspect and the affected trenches have been excluded from the model. In 2005, the pre-2003 trenches in the Central zone were cleaned, re-mapped, re-sampled, and re-surveyed. The 2005 surveys confirm the invalidity of the original survey; the difference between the two datasets involved both a shift and a rotation. Trenches with suspect survey results were not used to create the 2006 resource model.

12.10.5        Downhole Surveys

Drillholes

The downhole survey methods for 2005 are exactly as in 2003 and 2004. Refer to Section 10.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project downhole survey methodology.

To convert to local grid, the azimuth reading was adjusted by -1.9 degrees, which was the declination (1053’ W) in 2003. The conversion has not been revised to account for changes in declination.

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In October 2005, all of the 2003 to 2005 downhole survey measurements were re-evaluated for validity and subsequent inclusion into the dataset. The measurements were used to create the 2006 resource model. All prior downhole survey issues have been resolved.

Trenches and Channels

Channels from the exposed veins and trenches were treated as drillholes. The downhole survey and distance, for each were calculated from the individual trench survey points.

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13.0      Sampling Method and Approach

13.1      Core Sampling

Drill core was delivered from the drills, by truck, in covered wooden boxes. The core was laid out on the ground or dead-stacked prior to the logging geologist taking possession. In 2005, the quick logging and geotechnical logging was completed at the logging facility in camp. Detailed geological logging was completed in core tents by Russian geologists. The core was photographed by the logging geologist immediately after it was logged.

Sampling intervals were determined, marked up, and tagged by the Russian geologists. The intervals were based on geology (lithology, mineralogy, texture, and structure). Sampling across contacts was only permitted if the vein width was less than the minimum sample width. The core was manually oriented to ensure that the core was consistently split and that there was no sample bias.

The minimum sample length was 0.25 meters for HQ diameter core and 0.30 meters for NQ diameter core. Generally, the maximum sample length was one meter. Mineralized zones were bracketed by a minimum of one to three meters of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled.

Samples containing visible gold or abundant sulphosalt mineralization were indicated by a white sample bag at the start of the sample interval, so sampling technicians would employ contamination minimization protocols during cutting and laboratory preparation. Field duplicate samples were marked with flagging tape.

Core to be sampled was delivered to the splitting shack and either taken inside or dead-stacked on pallets outside. Core was 2/3 split using a diamond saw; the remaining third was returned to the core box as a permanent record. The rock saw core jig was calibrated to ensure that an even 2/3 split was taken of the core for both HQ- and NQ-sized samples. For samples of strongly broken core, care was taken to ensure a 2/3 split of the sample. This commonly involved the use of a metal divider and a spoon. The core was split in consecutive sampling order, from top of hole to the bottom. Field duplicate samples were created by cutting the 2/3 split into two 1/3 sections; both samples were sent for analysis.

The saw blade was cleaned on a regular basis using a dressing stone, and was cleaned after every sample that was well mineralized or contained visible gold. Fresh water was used at all times to protect against re-circulation contamination.

Samples were bagged and field blanks/reference standards were inserted into the sample stream by the geologists. The samples were assembled into batches of twenty, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

Core containing veining is stored in racks in locked tents. Non-mineralized core from the 2005 program is stored either in open racks, or, if it is from areas of condemnation drilling, dead-stacked by hole.

Technical Report for NI 43-101	65
Kinross Gold Corporation

Kupol Project

Refer to Section 10.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project core sampling and storage methods employed prior to 2005.

13.2      Trench Sampling

Trench sampling followed the same sampling and quality control protocols as the cores. In excavated trenches, samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock across the sample channel to ensure that there was no sampling bias based on rock softness or fracture density.

13.3      Channel Sampling

In 2005, portions of the Big Bend, South, and North zones were stripped of cover and pressure-washed. The channel edges were cut using a diamond rock saw, and the samples were chiseled from the cut and collected into plastic sample bags. Sample intervals were marked with metal tags. The same quality control protocols as for core were employed.

Technical Report for NI 43-101	66
Kinross Gold Corporation

Kupol Project

14.0      Sample Preparation, Analyses and Security

14.1      Sample Preparation and Analyses

Due to the remote location of the Kupol Project and the difficulties with shipments of samples within and from Russia, a containerized field laboratory was set up at the Kupol site. The laboratory was run as an independent ‘arms length’ laboratory that operated as a Russian-certificated Anyusk State Mining and Geological Enterprise field laboratory (Kupol Laboratory). The laboratory was overseen by qualified North American laboratory managers that supervised Russian-certified assayers. In 2005, the Kupol laboratory underwent audit, review, and testing for Russian certification; this certification was granted in January 2006.

Non-laboratory personnel were prohibited from entering the laboratory areas except when accompanied by a laboratory manager. The laboratory procedures and internal laboratory protocols were audited in 2003, 2004, and 2005 by B. Smee of Smee and Associates Consulting Ltd. (Sooke, BC).

Samples were received at the laboratory as follows:

•	Samples were delivered to the laboratory by the sampling technician accompanied by a submission form signed by the geologist and the sampling technician
•	The submission form and samples were checked for accuracy and completeness
•	The samples were logged into the laboratory system
•	A laboratory technician signed the submission form, made a copy of the submission form and returned the original to the sampling technician
•	The samples were placed in a secure container prior to processing

The sample preparation and assay procedure was as follows:

•	All samples were dried in a locked, heated container, either within the sample bag or on a steel tray. Dried samples were transferred to the sample preparation area.
•
Each sample was crushed in a jaw crusher to 95% of minus 10 mesh (<2 mm) and then divided by a Jones riffle splitter into two one-kilogram samples. The first sample was preserved as a geological coarse reject that was stored in sealed plastic containers; the second sample was passed on for further processing. In 2005, the crushing procedure was modified to conform to Russian requirements. This involved the implementation of two crushing stages: In the first stage, the jaw crusher was set to 90-95% passing <2mm; and, for the second stage (second crusher) the jaws were set to >85% passing <1mm.

•
The sample was pulverized to 90% minus 150 mesh (.005mm) in a LM2 bowl and puck pulverizer. The pulverized sample (pulp) was split into four 250-gram samples that were placed in paper sample envelopes. One pulp sample went for fire assay, one kept as a lab reject, and two were retained as geology duplicates. All pulps are stored in locked containers.

•	A fifty-gram split of the pulverized sample was analyzed for gold and silver using standard fire assay techniques with a gravimetric finish.

For each twenty samples, additional samples were created from the both the crusher and pulverizer splits to ensure compliance with laboratory quality control specifications.

All equipment was air-washed between samples. A blank silica sample was run as a cleaning medium every twenty samples, and after samples with visible gold or strong mineralization.

Technical Report for NI 43-101	67
Kinross Gold Corporation

Kupol Project

14.2      Quality Control

14.2.1   Field Data

The field quality control program for 2005 included the insertion of standard reference material (standards) to monitor accuracy, coarse blank material (blanks) to monitor contamination and sample mix-ups, and field duplicates (duplicates) to monitor precision. This program was used for drill core, trench, channel, and rock samples. These protocols were also used in 2003 and 2004; there is no field quality control data for work conducted prior to 2003.

Table 14.1: Summary of Geological and Field Quality Control Samples - 2003 - 2005
YEAR	No Of Samples	No Of Standards	No Of Blanks	No Of Duplicates	All Samples
2005	14236	837	883	852	16808
2004	15049	900	1162	1025	18136
2003	8386	500	633	646	10165
All	37671	2237	2678	2523	45109
Tabulation shows first run geological samples only

The performance of quality control samples was monitored on a daily basis as the results were received. The results were accepted or rejected based on criteria established at the beginning of the program

Table 14.2: Criteria for Rejection
	Sample Type	Rule

1	Standard	If the result is greater than three standard deviations from the mean, then it is a failure; tests accuracy

2	Standard	If the results for two adjacent standards are greater than two standard deviations from the mean, on the same side of the mean, then they are failures; shows bias

3	Blank	If the result is greater than the warning limit, then the sample is a failure; the warning limit is 0.5 g/T; shows contamination

If data was rejected, it was deemed a failure and withheld from the project database until the cause for the failure was determined or the samples had been re-analyzed and the results accepted. Requests for re-analyses were made immediately and the new results were returned within two days. The results were charted monthly.

There are no outstanding issues regarding of the quality control data. However, one batch with a failed standard was not re-analyzed and the original results exist in the project database. The assay results for geological samples in that batch were low and of non-vein material; they were not used for the resource calculation.

Assay data and all quality control processes were performed and stored within an Access-based application designed and programmed by V. Park. The quality control program has been audited by B. Smee (Smee and Associates Consulting Ltd). He concluded that the field quality control program is producing data that meets or exceeds the requirements of NI 43-101 and is of a quality suitable for inclusion in resource estimations.

Technical Report for NI 43-101	68
Kinross Gold Corporation

Kupol Project

14.2.1.1         Standard Reference Material

In order to monitor the accuracy of the laboratories, several gold reference standards, covering a range of grades, were purchased from CDN Resource Laboratories (CDNRes, Canada) and ROCKLABS (RL, New Zealand). The gold concentrations for these standards range from 1.75 g/T to 33.50 g/T. The standard samples are not blind to the laboratory; however, the large number of different samples, some with very similar gold grade, help prevent the laboratory from guessing at values.

In 2005, fifteen standards were used in the quality control program. The accepted values for each are summarized in Table 14.3.

Table 14.3: Field Standard Reference Samples Used in 2004

		Au (g/T)		Ag (g/T)
STDName	Source	Mean	StdDev	Mean	StdDev
GS-3A	CDN Resource Lab	3.16	0.130
GS-5	CDN Resource Lab	20.77	0.455
GS-5A	CDN Resource Lab	5.10	0.135
GS-7	CDN Resource Lab	5.15	0.230
GS-8	CDN Resource Lab	33.50	0.850
GS-9	CDN Resource Lab	1.75	0.070
GS-12	CDN Resource Lab	9.98	0.185
GS-14	CDN Resource Lab	7.47	0.155
GS-15	CDN Resource Lab	15.31	0.29
GS-20	CDN Resource Lab	20.60	0.335
GS-30	CDN Resource Lab	33.50	0.700
SI-15	ROCKLABS	1.80	0.067	19.68	1.02
SN-16	ROCKLABS	8.37	0.217	17.64	0.96
SP-17	ROCKLABS	18.13	0.434	59.16	2.95
SQ-18	ROCKLABS	30.49	0.880

The CDNRes standards of 75 grams came in individual Kraft paper envelopes. The RL standards of 75 grams came as individual plastic wrapped sachets. The standards were composed of pulverized material. Each standard is certified with an accepted mean as obtained through a round robin assay program.

Standard samples were inserted into the regular sample stream at a ratio of 1:20, according to a predetermined schedule based on the geological sample number.

The results for 837 geological standards, submitted with core and channel samples were returned during 2005. There have been 109 batch failures, for a total failure rate of 13.0%. There were fifty-five true laboratory failures, for a rate of 7.4%. This is higher than for the 2004 dataset (total failure rate of 9.0% and the analytical failure rate was 4.7%.); however; the laboratory is performing to standards that equal or exceed those of North American laboratories.

Technical Report for NI 43-101	69
Kinross Gold Corporation

Kupol Project

14.2.1.2         Field Blanks

In order to monitor contamination and sample mix-ups, field blanks composed of non-auriferous rhyolite derived from the north end of the Kupol property were inserted into the regular sample stream. The blank is composed of coarse material. Blanks were inserted at a ratio of 1:20 and after samples that displayed good mineralization or visible gold.

During 2005, the results for 884 blanks were received and charted. The data are free of contamination that originated during the sampling, preparation, or analytical processes. There are no outstanding issues regarding blanks. The one warning was for a blank inserted immediately after a very high-grade sample.

The results are shown in Figure 14.1.

Figure 14.1: Shewart Chart for Field Blanks - Gold and Silver

Technical Report for NI 43-101	70
Kinross Gold Corporation

Kupol Project

14.2.1.3         Field Duplicates and Precision

In order to monitor the precision of the laboratory, duplicate samples were inserted into the sample stream at a ratio of 1:20. Additional duplicates of well-mineralized samples were also inserted. The field duplicate was created by slicing a two-third core split lengthwise into two one-third splits. The remaining third of core remains in the box as a permanent record of the core.

Duplicates are not failed unless they are significantly different from each other or there was any other reason within the same analytical batch to suspect either a sample mix-up or analytical error. There were no failures in 2005.

Eight-hundred-fifty duplicate pairs are charted. The results are evenly scattered about the 1:1 line but there appears to be a slight positive bias toward the original result; however, as more than half of the original results reported have a value of less-than-detection the trend line might not be representative. The wide scatter at higher concentrations is typical at Kupol.

Figure 14.2: Field Duplicates - Original versus Duplicate (XY) - Gold and Silver

Technical Report for NI 43-101	71
Kinross Gold Corporation

Kupol Project

It was not possible to obtain a positive regression line for the field duplicate data using the Thompson-Howarth method of calculating precision (Figure 14.3). Therefore, the precision was examined by plotting the mean of the samples versus the absolute percent difference between the samples (Figure 14.4).

It appears that by a gold concentration of 10.0 g/T the precision is 33.0 - 35.0%, which is typical for Kupol.

Figure 14.3: Field Duplicates - Thompson-Howarth Charts - Gold and Silver

Technical Report for NI 43-101	72
Kinross Gold Corporation

Kupol Project

Figure 14.4: Field Duplicates - Mean versus Percent Absolute Difference Charts - Gold and Silver

Technical Report for NI 43-101	73
Kinross Gold Corporation

Kupol Project

14.2.1. 4        Laboratory Duplicates and Precision

Two additional duplicate samples per twenty samples were collected by the laboratory, during the sample preparation process. A preparation (prep) duplicate was split from the main sample after crushing; a pulp duplicate was an additional fifty gram split from the same 250-gram split used for the original assay. These samples are part of the laboratory quality control to show the degree of sampling error that is present in the preparation and analytical process and to evaluate the precision.

The results from the precision plots indicate that splitting the sample introduces about 10% error; the act of cutting the core adds an additional 20 to 25% error. These results are similar to other deposits with nugget gold.

Preparation (Prep) Duplicates

Eight hundred sixty-five preparation duplicate pairs are charted (Figure 14.5). There is excellent agreement in the values for duplicate pairs and there is no real bias.

Figure 14.5: Prep Duplicates - Original versus Duplicate (XY) - Gold and Silver

Technical Report for NI 43-101	74
Kinross Gold Corporation

Kupol Project

The precision for the preparation duplicates, as determine by the Thompson-Howarth method (Figure 14.6) is 4.5% for gold at the 10.0 g/T concentration. The precision for silver levels out at approximately 4.0% at a concentration of 150 g/T. This is considerably better than the precisions seen at Kupol in previous years; however, there are very few samples at higher concentrations to help control the chart.

Figure 14.6: Prep Duplicates - Thompson-Howarth Charts - Gold and Silver

The precision determined by the Thompson-Howarth charts was checked by charting the mean of the samples versus the absolute percent difference between the samples (Figure 14.7). The precisions, as determined by this method are 5.0 - 7.0% for gold at the 10.0 g/T concentration and 5.0 - 80.0 % for silver where it flattens at 200 g/T. The trend line continues to flatten at higher concentrations, but it is misleading because there are so few points available to control the line.

Technical Report for NI 43-101	75
Kinross Gold Corporation

Kupol Project

Figure 14.7: Prep Duplicates – Mean versus Percent Absolute Difference Charts – Gold and Silver

Technical Report for NI 43-101	76
Kinross Gold Corporation

Kupol Project

Pulp Duplicates

The pulp duplicates show excellent scatter about the ideal line and appear to show a very slight positive bias toward the duplicate (Figure 14.8); 830 samples are charted.

Figure 14.8: Pulp Duplicates – Original versus Duplicate (XY) – Gold and Silver

The precision for the preparation duplicates, as determined by the Thompson-Howarth method (Figure 14.9) is 4.5% for gold at the 10 g/T concentration. The precision for silver levels out at 3.0% at concentration higher than 100 g/T. This is better than the precisions typically seen at Kupol; however, there are very few samples at higher concentrations to help control the chart.

Technical Report for NI 43-101	77
Kinross Gold Corporation

Kupol Project

Figure 14.9: Pulp Duplicates – Thompson-Howarth Charts – Gold and Silver

The precision of the pulp duplicates determined by the Thompson-Howarth charts was checked by charting the mean of the samples versus the absolute percent difference (Figure 14.10) between the samples. The precisions confirm the Thompson-Howarth results.

Technical Report for NI 43-101	78
Kinross Gold Corporation

Kupol Project

Figure 14.10: Prep Duplicates – Mean versus Percent Absolute Difference Charts – Gold and Silver

Technical Report for NI 43-101	79
Kinross Gold Corporation

Kupol Project

Precision Charts for Gold and Silver – ALL Duplicate Samples

The following charts show the precision for the field, preparation, and pulp duplicate samples relative to each other. The relative percent differences between the sample types are similar regardless of the method used to calculate or represent precision.

For gold, there is less than one percent difference between the preparation and pulp duplicates; at greater than 5.0 g/T the pulp duplicate has marginally better precision.

Figure 14.11: All Duplicates – Thompson-Howarth Charts – Gold

Figure 14.12: All Duplicates – Mean versus Percent Absolute Difference Charts – Gold

Technical Report for NI 43-101	80
Kinross Gold Corporation

Kupol Project

Figure 14.13: Pulp Duplicates – Thompson-Howarth Charts – Gold and Silver

Figure 14.14: All Duplicates – Mean versus Percent Absolute Difference Charts –Silver

The quality control data from the laboratory was also analyzed. This information can be reviewed in the October 2005 Kupol Assay Quality Control report.

Technical Report for NI 43-101	81
Kinross Gold Corporation

Kupol Project

14.3        External Check Samples

During 2005, 2395 samples were to Assayers Canada Limited laboratory (Assayers) in Vancouver, BC, as an external analytical check on the results derived from the Kupol on-site laboratory (Kupol). The majority of samples were selected based on a regular frequency. Additional samples were chosen as follows: one sample from each mineralized interval in each hole and all samples for a mineralized or altered sequence in holes drilled in new or under-explored areas.

The samples were analyzed for gold and silver by fire assay (50-gram charge) with a gravimetric finish, which is the same analytical process employed at the Kupol laboratory.

14.3.1     Control Standards

Reference standards are used to check the accuracy of the analytical results produced by a laboratory. Fifteen gold standards were in rotation at Kupol; three of these standards are also certified for silver. These same standards were submitted to Assayers with the check assay samples. The results for the standards were vetted immediately after they were received and the batches for failed standards were reanalyzed; both laboratories were submitted to the same procedures. Based on the performance of the reference standards at Kupol laboratory, the analysis of the samples submitted to Assayers has been accepted as accurate.

The standard performance for each laboratory was compared to identify any bias between the laboratories. This was done for gold and silver; however, due to the small dataset for Assayers, the silver biases might be misleading. Assayers has returned the results for 105 standards, of which twenty-three are also certified for silver. For Kupol there are results for 837 standards, of which 240 are also certified for silver.

There is not a persistent grade bias for gold for any laboratory. All biases for both laboratories are less than 6% of the certified mean; most are less than 2%. There is a total bias difference between the two laboratories of 1.1% toward Kupol. This bias is within industry-accepted limits; therefore, both sets of analytical data can be considered valid.

The following charts show the average bias for each standard plotted by the certified grade.

Technical Report for NI 43-101	82
Kinross Gold Corporation

Kupol Project

Figure 14.14: Bias Relative to Certified Mean – Kupol compared to Assayers – Gold

The results for Assayers are biased negatively for most standards; however, the overall count-weighted bias for all samples is 0.15%. For Kupol, the results are biased positively for most standards; however, the overall count-weighted bias for all samples is -1.25%.

Figure 14.15: Bias Relative to Certified Mean – Kupol compared to Assayers - Silver

Technical Report for NI 43-101	83
Kinross Gold Corporation

Kupol Project

There is no evident grade bias for silver for any laboratory; however, the silver standards do not represent a continuous grade range.

14.3.2     Duplicates and Precision

A total of 2119 duplicate pairs (including control samples) are charted. In order to compare the laboratories the analytical data for both gold and silver was charted in X-Y format and in Q-Q format.

The X-Y (original versus duplicate) plots for gold and silver results reveal a negligible, insignificant bias towards Assayers.

Figure 14.16: Duplicates – Kupol versus Assayers (XY) – Gold and Silver

Technical Report for NI 43-101	84
Kinross Gold Corporation

Kupol Project

The Q-Q plots for gold and silver are used to determine if there are any grade-related biases for either laboratory.

Figure 14.17: Assayers Duplicates – QQ Plot – Gold and Silver

For gold, there is a strong high bias toward Kupol for grades between 5 and 50 g/T. Outside of these ranges, the laboratories perform similarly. For silver, for grades between 7 and 100 g/T, there is a strong high bias toward Kupol. Below 7 g/T, the bias is strongly in favour of Kupol; at greater than 100 g/T the laboratories behave similarly.

Both the X-Y and Q-Q plots show a strong linearity.

The results from the pulp duplicates provided by Assayers were analyzed to determine if the precision of the analysis was similar to that at Kupol. The results for 277 pulp duplicates were returned; these are compared to the 830 pulp duplicates from the Kupol laboratory.

The precision was determined using the Thompson-Howarth method. The charts for gold and silver are shown below (Figure 14.18).

It is obvious that the precision of the analytical results is approximately equal for both laboratories.

Technical Report for NI 43-101	85
Kinross Gold Corporation

Kupol Project

The main difference is that the Kupol data levels out sooner, at lower concentrations, because there are more data points to guide the calculations. The precision for gold for both laboratories is between 4-6%, with convergence at 5% by a concentration of 50 g/T. This is supported by the results from analyses of results from prior years. For silver, the precision is about 3%.

Figure 14.18: Thompson-Howarth Plots – Kupol compared to Assayers

Technical Report for NI 43-101	86
Kinross Gold Corporation

Kupol Project

14.4        Security

Unauthorized personnel were not allowed in the core storage, logging, or cutting facilities during the core logging and sampling process. Core for sampling was delivered directly to the core-cutting tent or to a secure storage container before cutting. Lids were kept on boxes during transfer.

Once cut, the samples were assembled into batch shipments within the core-cutting tent. These batches were stored in sealed rice bags pending submittal to the laboratory. The batches were delivered, along with a sample submission form, to the laboratory several times a day. At the laboratory, each sample submission was checked for accuracy. The laboratory signed off on the receipt of the shipment and took custody of the samples. Non-laboratory staff was prohibited access to the samples after this point. Prior to processing, the samples were stored in a locked container.

External check sample shipments were assembled by the laboratory staff in accordance with a submission list prepared by the QC manager. Samples for each submission sealed within plastic Secur-Pak bags along with a submission form signed by the laboratory manager. The Secur-Pak bags were sealed in fiber bags that were shipped to Assayers Canada Laboratory. The laboratory received these secure bags, took inventory of samples, and transmitted a list of samples received back to the QC manager. The laboratory has never reported that the bags have showed evidence of tampering.

Technical Report for NI 43-101	87
Kinross Gold Corporation

Kupol Project

15.0        Data Verification

The procedures for database creation, data entry and management, hardcopy storage and data verification are the same as those employed in 2004. Refer to Section 13.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project data verification.

16.0        Adjacent Properties

There are no adjacent properties as defined by NI 43-101.

Technical Report for NI 43-101	88
Kinross Gold Corporation

Kupol Project

17.0       Mineral Processing and Metallurgical Testing

Metallurgical sampling programs conducted to date are summarized in table 17.1. Refer to Section 16.0 of T. Garagan, Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101,” dated 31 March 2005, filed on SEDAR for details of the Kupol Project metallurgical sampling prior to 2005; and to Section 20.0 of Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005, filed on SEDAR for details of the Kupol Project mineral processing and metallurgical testing.

Table 17.1: Summary of Metallurgical Sampling (2000-2005)

YEAR	SAMPLE TYPE	# of SAMPLES	# of TESTS	TOTAL Kg
2000	Irgredmet, Irkusk, Russia	2		1845

2003	9 Zone Composites, 40 Hole composites	93	10	1036
2003	MacPherson Grind Testwork	55	14	503.8
	2003 Subtotal	148	24	1539.8

2004	CANMET Pb Nitrate Optimization	14	4	217.7
2004	Cn Destruction & Environmental-Geotechnical Testwork	6	2	101.75
2004	Cn Recovery Testwork	8	5	154.2
2004	Grade/Recovery Relationship	33	25	339
2004	Ore Variability - including mill feed blends	15	15	185.8
2004	Thickener and Filtration Testwork	6	2	107.85
2004	Clay Analysis of Typical Hangingwall and Footwall Dilution	1	1	15.7
2004	HQ Grind Testwork - SMC, Ball Mill WI, Abrasion Index	13	10	660.6
2004	PQ Grind Testwor - JK Drop Weight Test, MacPherson AWI	3	2	308.7
2004	Agitator Lab Testwork	1	1	1873
	2004 Subtotal	100	67	3964.3

2005	Acidification Volatization Recovery Pilot Test (AVR)	12	1	206
2005	AMEC Clay	1	1	114
2005	Agitated Leach Vessel Testing (ALV)	12	8	—
2005	Ore Characterization Bottle Rolls	5	5	87.85
2005	CANMET Enhanced Leach Process	12	8	94.6
	2005 Subtotal			502.45

Technical Report for NI 43-101	89
Kinross Gold Corporation

Kupol Project

The 2005 metallurgical sampling program consisted of 11 composite samples made up from a total of twenty-seven 2004 and 2005 drill core reject samples and one trench “bulk” sample. These samples were submitted for the following tests: CANMET Enhanced Leach Process (CELP), Agitated Leach Vessel Testing (ALV), Acidification Volatization Recovery pilot test (AVR), ore characterization bottle rolls tests and AMEC clay studies. The AVR, ALV and bottle roll testing was conducted at SGS Lakefield Research Ltd, the CELP studies at CANMET, Mineral Technology Branch, and the clay studies at AMEC Americas. The goal of the 2005 metallurgical sampling program was fourfold: 1) to provide preliminary metallurgical characterization of new zones of mineralization; 2) to obtain additional metallurgical characterization information in areas of inferred and indicated resources; 3) to provide samples for determination of the cost benefit analyses of the application of the CANMET CELP process; and, 4) to provide samples for further clay speciation and thickening/filtration characterization. The 2005 metallurgical program was designed by J. Rajala and implemented by V. Shein. ALV and AVR sample locations are shown in figures 17.1 and 17.2.

Figure 17.1: Location of 2003, 2004 Metallurgical and 2005 Main Zones CELP and ALV samples

Figure 17.2: Location 2005 Main Zones AVR samples

17.1        Sampling and Methodology

All 2005 metallurgical samples include 1.5 meter (true width) of dilution from the hangingwall contact and 0.5 meter (true width) of dilution from the footwall contact.

Representative samples were split from the rejects using a two-tiered “Jones” splitter; the remainder of the sample was stored.

Each sample was weighed on a digital balance. Reject samples that were stored in cloth bags were transferred to plastic bags to minimize leakage and contamination.

The pans, the balance and the work surfaces were cleaned with compressed air between each sample at each stage of preparation.

If there were sufficient rejects, the split weight of the individual drill core samples was calculated by weighting the individual sample drilled length versus the total drilled length of the diluted composite sample.

Technical Report for NI 43-101	90
Kinross Gold Corporation

Kupol Project

Non-mineralized intervals of less than three meters contained within mineralized intervals were included with the metallurgical sample.

The metallurgical samples were placed into clean plastic “carboy” containers with screw-on plastic lids. The carboys were lined with large plastic sample bags. Once the composite was complete, the sample bag was sealed with a twist tie and the carboy lid was screwed on.

17.2        Metallurgical Zones – Results and Descriptions

Refer to Section 16.0 of Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101,” dated 31 March 2005, filed on SEDAR for details of the Kupol Project classification of metallurgical zones for the main zone.

For the updated reserve, which is the subject of this report, two minor modifications have been made to the metallurgical zones:

•	Zone Au-2 is now a part of Au-1

•	Zone Ag-2 is now a part of Ag-1

The changes simplify the zone scheme and combine zones that are not clearly distinguished by metallurgical recovery. The net change on overall recovery is also insignificant, and has no effect on the early years of mining. Overall, process recovery for the mineral reserve is estimated at 93.9% for gold and 78.5% for silver, compared to 93.8% and 78.8% for gold and silver, respectively, as reported in the Feasibility Study.

The CANMET Enhanced Leach Process (CELP) testwork evaluated new process conditions that could produce higher and faster silver leach extraction. Five samples, representing early pit production were selected from the Big Bend zone (Figure 17.1). The results indicate average recoveries of 95.5% for gold and 85.5% for silver using CELP versus 95.6% for gold and 84.9% for silver using the whole ore leach/AVR process.

Agitated Leach Vessel (AVL) testing, using the CANMET CELP, for representative new North Extension zone samples indicates recoveries ranging from 94.21% to 99.1% for gold and 70.69% to 91.91% for silver. The highest-grade gold sample had the highest gold and lowest silver recoveries. The highest silver recovery was from a chloritic vein sample.

Agitated Leach Vessel (AVL) testing, using the CANMET CELP, for representative Vtoryi II samples indicates recoveries ranging from 87.22% to 96.58% for gold and 39.39% and 73.13% for silver. Recoveries for silver are dependent on the type of mineralization. Samples with lower amounts of base metals and a low silver-gold ratio have higher silver recoveries (73.13%) than samples that are base metal-rich with a high silver-gold ratio (average 41.86%). Overall recoveries for gold are similar to the main zone but silver recoveries in the polymetallic portions of the vein are significantly lower. Distribution of the samples and the results for the metallurgical composites for the Vtoryi II vein are shown in figure 17.3

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Figure 17.3: Vtoryi II Longitudinal Section showing AVL sample locations and gold and silver recoveries.

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Kupol Project

18.0       Mineral Resource and Mineral Reserve Estimates

Mineral resources are reported for Kupol and Vtoryi II, and mineral reserves are reported for Kupol vein zone. For Kupol, vein, stockwork, dykes, basalt units, and major faults within the vein/stockwork area were interpreted on north facing cross sections spaced 10 to 100 meters apart depending upon local drill hole spacing. For Vtoryi II, the vein was interpreted on northwest facing 25 meter spaced sections. All interpretation work was based on logged geology, and only occasionally on assay grade if doing so was supported by local vein/stockwork geometries. The final interpretation and wireframes are the culmination of many iterations (and intense review) of the process which included wireframe (solid model) construction from sectional interpretations, slicing on 25-metre spaced levels, review on section and level, and modifications to the interpretation.

Logged intervals and blocks were coded from the vein, stockwork, dyke, fault, and basalt wireframe models. High gold and silver assays were capped (cut) before calculating down-hole composites. Capped and uncapped grades were estimated into blocks using an inverse-distance algorithm. The block grade estimates were checked visually on screen and on plotted cross sections (composite grades relative to block model grades), comparison of the ID2 estimate and declustered composite distributions (nearest neighbour), block model statistics, and analysis of grade profiles by northing and elevation.

Mineral resources are categorized using the classification of the Canadian Institute of Mining, Metallurgy and Petroleum (2000). At Kupol, Indicated Mineral Resources are estimated where drill holes or trenches intersect the vein(s) at approximately 50-metre spacing on a vertical longitudinal projection. Inferred Mineral Resources are estimated down-dip and along strike from Indicated Resources in areas that have been drilled on approximately a 100-metre spacing on a vertical longitudinal projection. For Vtoryi II, Inferred resources are estimated where data spacing is approximately 50 meters.

18.1        Data Used

Drilling and trenching under the direction of Russian geologists commenced at Kupol in 1998 and continued through 2001. In 2003 to 2005, Bema directed all exploration including drilling, trenching and channel sampling programs. Channel samples (as compared to trenches) are sometimes referred to as “detailed trenches”; these consist of close spaced samples collected over large portions of the Kupol vein. To collect these samples, the area was stripped of cover and pressure-washed, east-west channels spaced 5 to 10 meters apart in the north-south direction were cut using a diamond rock saw, samples were chiseled from the cut and collected into plastic sample bags.

Most of the drill holes and trenches and all of the channel samples completed on the project were included in the database used for resource estimation; however, there are some exceptions. Most of the data not used has been replaced by new information.

Discrepancies (found during interpretation) in the surveyed positions of the Russian drill holes and some of the trenches warranted not using the Russian data unless there was no other surrounding geological information available. The number and meterage of drilling and trenching is included in Table 18.1.

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Table 18.1 Number and Meterage of Drill Holes, Channel Samples and Trenches

Number of Holes Drilled (Used)
Year	DDH	Channel	Trench	Total
1998	2 (0)	0	4 (0)	6 (0)
1999	7 (0)	0	1 (0)	8 (0)
2000	12 (1)	109(109)	13 (2)*	134 (112)
2001	5 (1)	0	16 (0)	21 (1)
2003	166 (164)	0	6 (2)	172 (166)
2004	309 (308)	87(87)	2 (2)	398 (397)
2005	197 (197)	95(95)	36 (36)	328 (328)
TOTAL	698 (671)	291(291)	78 (43)	1067 (1005)

Meters Drilled (Used)
Year	DDH	Channel	Trench	Total
1998	160(0)	0	700(0)	860 (0)
1999	741.4(0)	0	120(0)	861.4 (0)
2000	1509.3(140.2)	3155.65(3155.65)	2618.6(470)*	7283.55 (3765.85)
2001	593.3(90)	0	1595.5(0)	2188.8 (90)
2003	22256.69(21792.18)	0	805.22(211.94)	23061.91 (22004.12)
2004	52828.5(52780.5)	698.89(698.89)	225.53(225.53)	53752.92 (53704.92)
2005	47744.95(47744.95)	1793.09(1793.09)	2178.59(2178.59)	51716.63 (51716.63)
TOTAL	125834.14(122547.8)	5647.63(5647.63)	8243.44(3086.06)	139725.21 (131281.5)

The data used for resource estimation is described below:

•	All Bema drill holes, except three (KP03-090, KP03-144 and KP04-312) due to poor core recovery.

•	All Bema trenches and channel samples.

•	Two (out of 26) Russian drill holes (CKB-04 and CKB-19) were used for interpretation (not grade estimation) because they provided positional data on the dyke and have not been twinned by newer holes.

•
All Russian channel samples completed in 2000 were used (survey issues noted in drilling are less of an issue, although there is some evidence of it in these data). A study of grade variability by sample types proves this is acceptable (see section 18.1.2).

•	Two (out of 34) Russian trenches in South Extension were used for interpretation (not grade) because the closest data is 100 meters away. These holes have little or no impact on resources.

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18.1.2    Comparison of Trench Data and Drill Hole Data

A large amount of trench sampling (more than 13,000 meters) has been completed on the project. The Russians initiated this work which was continued by Bema in 2003, 2004 and 2005. In the Preliminary Economic Assessment Study (Garagan, 2004), the effect of trench versus diamond drilling results in various sectors of the deposit was studied in detail to assess the potential effect on grade estimation. The results of the study supported the combined use of these data in the estimation plan. The study also showed that the down-dip influence of trench data must be limited.

At the end of 2004 drilling, trench and drillhole data were paired and reviewed statistically. This study showed that for grade estimation, there is no compelling basis to remove the historic trenching based on comparison to 2004 trenching. The gold grade distributions and the twin analysis show reasonably expected levels of variation. The amount of variation observed in near-surface drillhole twins is exhibited in twin analysis of 2004 trenches versus pre-2004 trenches.

18.2        Interpretation and Wireframes of Vein, Stockwork, Basalt, Dykes and Faults

Previous studies (Garagan, 2004 and Garagan, 2005) and field observations indicate vein lithologies contain most of the high grade gold and silver mineralization. These include vein (lithcode=90), banded/colloform (91), breccia (92), quartz breccia (93), wall rock breccia (96), yellow siliceous breccia (97) and hematitic breccia (98). Stockwork lithologies contain lower grade mineralization and are logged as stockwork (94) and veinlet/stringers (95).

Vein, stockwork, dyke, faults and basalt were interpreted and used to control gold and silver grade estimation (see Section 11.0 for example cross sections). Logged geology (with contact attitudes measured where possible) from the detailed core or trench logs was used as the basis for the interpretation. The general guideline for including vein material in interpreted vein was a minimum Au grade x horizontal thickness of 7.5 gm-meters, particularly for Indicated resources. Occasionally grade was used to define the vein geometry. Contact dilution was not included in the interpreted vein used for resource reporting, dilution is applied for mineral reserve reporting. For this model, it is assumed that the full vein width will be mined as either ore or waste.

Vein lithologies were interpreted as one main vein or group of veins. Grade distributions and spatial relationships of vein lithologies support this grouping. The overall vein and stockwork structure strikes north-south with local variations up to 25° to the east and west. The structure is steeply dipping to the east, ranging from -70° to almost vertical. The zone extends continuously along the full strike and dip directions of the deposit with dykes, faults and some basalt units impacting vein and stockwork volume.

Stockwork zones consist of veinlet-stringers (95), stockwork, with 10 percent or more veining (94), and locally wall rock breccia (96). Encapsulated stockwork or host rock within the main vein that is less than 1.5 meters wide is included in the interpreted vein. Similarly small discrete veins within the stockwork or stringer zones were included in stockwork, particularly if they were low grade (< 6 g/t).

Rhyolite and basalt dykes and major faults directly affecting the vein zone were modeled. Additional dykes, footwall and hanging wall faults and volcanic stratigraphy were interpreted on west-east trending cross sections but were not modeled in three dimensions.

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Kupol Project

Surficial geological information from pre-2003 was updated by Russian and Canadian geologists based on new trench information and by projection of drillhole information to surface. This update was done on 1:200 scale Russian trench plans then simplified onto a 1:5000 summary plan. Trench data and surface mapping (completed in 2004 and 2005) located on primary section lines were considered in the 3-D interpretation. Data located between the sections were used for estimation but wireframe models were not directly tied to them. Off-section trenches were tagged from the digitized surface interpretation. Areas drilled with close spaced holes were interpreted on the close spaced drill section lines and tied into the main wireframes.

The interpretation was completed on north facing (trending west to east) cross sections spaced 10 to 25 meters apart. The sections were digitized and wireframe models were built from the digitized lines. The lithological interpretation and wireframes were projected 100 meters beyond the last drill information. Section to level reconciliation of the interpretation was done numerous times on screen. Several sets of levels spaced 25 meters apart and cross sections (variable spacing) were plotted and checked for drillhole tagging and inconsistencies in the interpretation before the final wireframes were complete. Datamine software was used to create three dimensional wireframes for each of the six areas of the Kupol deposit (i.e. South Extension, South, Big Bend, Central, North and North Extension). These were combined into one wireframe for each lithological unit.

Vtoryi II

The Vtoryi II vein strikes northwest (azimuth 325°) and dips 55° to 70° southwest. Vein interpretation was completed on 25-metre spaced vertical northwest facing cross sections. Three-dimensional wireframe models were built from the hand-drawn interpretations then reconciled on cross sections and levels, both on screen and on paper plots. Vtoryi II vein was modeled separately from the main Kupol deposit.

18.3        Assay Distributions and Capping

Wireframe models of interpreted vein, stockwork, dyke, major faults and basalt were used to code (“tag”) assay intervals. Detailed trenches were tagged as vein and stockwork from digitized plan view interpretations. Assay intervals tagged by wireframe lithology models were checked in great detail on sectional and plan views on the computer screen and on paper plots. The following codes were assigned to the assay intervals and were used throughout the modeling process.

OBJECT (Lithology)	OBJ_INT
VEIN	100
STOCK	200
DYKE	300
FAULT	400
Not Used	500
BASALT	600
VT-VEIN (Vtoryi-Vein)	100 (or 800)

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Statistics for Au and Ag assays by interpreted lithology (Figures 18.1 and 18.2) indicate that vein is much higher grade than the other lithologies (length-weighted average in vein for Au is 20.7 g/t and 224.1 g/t Ag). Grades are variable as shown by the coefficients of variation, 2.4 for Au and 3.2 for Ag. Assay length for samples tagged as vein is also variable, ranging from 0.03 to 3.6 meters with a mean of 0.78 meters.

Vtoryi II

Statistics on uncapped Au and Ag Vtoryi II assays tagged (from wireframes) as vein are shown on Figures 18.1 and 18.2. Assay length for samples tagged as vein range from 0.2 to 1.3 meters with a mean of 0.65 meters.

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Kupol Project

Figure 18.1: Gold Assay Statistics by Interpreted Lithologies

Uncapped Au Assays by Interpreted  Lithology

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Kupol Project

Figure 18.2: Silver Assay Statistics by Interpreted Lithologies

Uncapped Ag Assays by Interpreted  Lithology

18.3.1    Kupol - Assay Capping

Assay intervals were capped (cut) prior to compositing and grade estimation. The approach used to determine Au and Ag cap levels for Kupol Vein samples is as follows:

•
Sectional review and field observation indicates geological, grade and geometric differences in the vein at locations other than area (or zone) designations (South Extension, South, Big Bend, Central, North and North Extension). Changes in mean assay grades and coefficients of variation by 100-metre increments in northing coordinates provide additional support to field observations that different cap grades should be applied in different areas of the deposit.

•
Initial cap levels were determined from grade distributions as shown on lognormal probability plots, metal reduction calculated from the assay database and detailed checking of the spatial relationship of high grades on sections.

•
Final assay capping levels were determined by setting cap grades, calculating composites, estimating capped and uncapped block grade estimates and calculating metal reduction between the uncapped and capped estimates. This process was re-run several times until the targeted metal reduction was attained in the block model used for reporting resources and reserves.

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•
As determined by a Monte Carlo simulation of metal at risk the 2005 resource model (Garagan, 2005), metal reduction targets for Indicated resources were 5.8% for Au and 6.9% for Ag (for areas drilled at 25x50m or better spacing). Metal reduction targets were higher for wider spaced drilling but most of the Indicated resource at Kupol is drilled at 25x50m or better. For Inferred resource, target metal reduction was 5.0% Au and 6.6% Ag.

•
Au and Ag metal reduction calculated from the 2006 ID2 resource model at a zero cutoff is 6.2% for Au and 6.6% for Ag in Indicated resources and 10.9% for Au and 15.7% for Ag in Inferred resources. Metal reduction calculated from the nearest neighbor model at a zero cutoff is 5.4% Au and 6.6% Ag in Indicated resource blocks and for Inferred resource it is 4.3% Au and 7.0% Ag.

•	The final Au and Ag capping levels for Kupol main vein assays are shown on Table 18.2.

Table 18.2 Au and Ag Capping Levels for Kupol Vein Assays

Area	Coordinates	Au Cap (g/t)	Ag Cap (g/t)
South Ext.	89500 to 90100	60	600
South	90100 to 90300	60	1000
South	90300 to 90400	100	1600
South	90400 to 90700	100	1100
Big Bend	90700 to 90800	100	1100
Big Bend	90800 to 90900	200	2000
Big Bend	90900 to 91000	400	5000
Big Bend	90100 to 91300	300	3000
Central	91300 to 92100	175	2000
North	92100 to 92400	150	1500
North	92400 to 92600	100	1500
North Ext.	>92600	100	1500

Stockwork assays were capped at 10 g/t Au and 130 g/t Ag. These were determined by decile analysis of metal content on assays. Before capping, 18% of the Au metal and 19% of the Ag metal were in the upper percentile of the distribution. Au and Ag cap grades were picked at the maximum grade in the 99th percentile (H3).

Figures 18.3 and 18.4 show capped Au and Ag assay distributions. Mean grades have been reduced somewhat with capping but most noticeably the variability has been reduced. The coefficient of variation (c.v.=mean/standard deviation) for Au in vein is 2.4 on uncapped assays and 1.9 on capped assays, for Ag, the c.v. is 3.2 on uncapped assays and 1.9 on capped).

18.3.2    Vtoryi II Capping

Capping levels at Vtoryi II vein were 70 g/t Au and 700 g/t Ag. These were determined by review of the assay distributions on lognormal probability plots. The uncapped Au mean grade is 11.7 g/t with a c.v. of 2.8, after capping the mean is 8.5 and the c.v. is 2.0. For Ag, the uncapped mean is 262.2 g/t (c.v. = 2.7), reduced to 163.2 g/t (c.v. = 1.3) after capping. As with the main Kupol vein and stockwork zones, capping greatly reduces the grade variability of the tagged samples.

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Kupol Project

Figure 18.3: Capped Gold Assay Statistics by Interpreted Lithologies

Capped Au Assays by Interpreted  Lithology

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Kupol Project

Figure 18.4: Capped Silver Assay Statistics by Interpreted Lithologies

Capped Ag Assays by Interpreted  Lithology

18.4        Composite Distributions

For Kupol, down-hole 1.5 meter composites were created from the assay file. A new composite was started at the interpreted vein, stockwork, dyke, fault and basalt contacts as controlled by the wireframe models. Less than full length composites at the footwall contact of each lithology were re-distributed across the other composites within that vein or stockwork unit. The mean composite length is 1.48 meters with a minimum length of 0.17 and a maximum of 2.24 meters.

The 1.5 metre down hole vein composites at Kupol have a mean Au grade of 19.5 g/t with a c.v. of 1.5 and a mean Ag grade of 203.8 g/t with a c.v. of 1.6 (Figures 18.5 and 18.6). The coefficients of variation are considered quite low for “typical” epithermal Au deposits. Grades in the Premola fault are included in the Kupol vein composites.

Stockwork zone composites have a mean Au grade of 0.77 g/t and a mean Ag grade of 9.2. Grades are not estimated for modeled dyke, basalt and fault (other than the Premola Fault) because these units are low grade and volumetrically small.

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18.4.1        Vtoryi II Composites

For Vtoryi II, full vein composites (one composite for each vein within a drill hole) were created from the tagged assay file. The length of these composites is variable, the minimum is 0.25 meters, the maximum is 14.4 meters and the mean length is 1.39 meters.

Figure 18.5: Capped Au Composites, 1.5-m Vein and Stockwork (Kupol) and Full Vein (Vtoryi II)

Composites, AuCap Grades

Figure 18.6: Capped Ag, 1.5-metre Vein and Stockwork (Kupol) Composites and Vtoryi II (Full Vein)

Composites, AgCap Grades

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18.4.2        Kupol Main Vein Composite Grade Variability

In the 2005 resource model (Garagan, 2005) assay distributions were not capped before compositing; instead metal was removed from the final block model estimates by factoring the final calculated grades. Because the assays were not capped, the composite distributions were quite variable, hence a large amount of work was done to further domain the vein composites using sulphosalt logging and indicators.

For this resource model, a more traditional approach was used. Assays were capped before compositing, thereby reducing the variability in the composite grade distributions used for block grade estimation. Composite distributions by zone (South Extension, South, Big Bend, Central, North and North Extension are shown on Figures 18.7 and 18.8. The six zones cover a distance of nearly 4000 meters. The coefficients of variation (c.v.) in the most economically important parts of the deposit are relatively low, for Au the c.v. ranges from 1.2 to 1.3 and for Ag it ranges from 1.4 to 1.6.

Variability is reduced further when the deposit it analysed by 100-metre increments across the deposit (Table 18.3). Data spacing in most of Indicated resource is 25x50m and search parameters for estimation are in the 50 to 60 metre range, making 100-metre increments a reasonable distance for investigation.

Figure 18.7: Capped Au - Composites by Zone

Composites, AuCap Grades by Zone

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Figure 18.8: Capped Ag - Composites by Zone

Composites, AgCap Grades by Zone

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Kupol Project

Table 18.3 Statistics on Kupol Vein Composites by Northing Increments

Area	From (Northing)	To (Northing)	Number of Composites	Mean AuCap (g/t)	AuCap C.V. (1)	AgCap (g/t) Mean	AgCap C.V. (1)
South Ext.	89500	89600	8	2.76	3.4	10.56	1.2
South Ext.	89600	89700	8	2.76	0.8	11.01	0.8
South Ext.	89700	89800	15	2.42	1.8	45.86	2.3
South Ext.	89800	89900	30	7.05	1.5	68.14	1.6
South Ext.	89900	90000	0	—	—	—	—
South Ext.	90000	90100	3	1.14	1.6	9.52	1.8
South	90100	90200	44	3.64	0.9	56.72	1.2
South	90200	90300	28	6.86	1.2	115.99	1.6
South	90300	90400	165	10.93	1.2	169.10	1.5
South	90400	90500	142	12.92	1.3	89.22	0.9
South	90500	90600	170	10.13	1.2	112.55	1.4
South	90600	90700	252	10.69	0.9	99.20	1.1
Big Bend	90700	90800	112	10.31	1.2	111.03	1.3
Big Bend	90800	90900	117	24.61	1.2	319.36	1.2
Big Bend	90900	91000	408	54.83	1.1	554.20	1.1
Big Bend	91000	91100	430	40.93	0.8	368.00	0.9
Big Bend	91100	91200	328	16.72	1.9	214.22	1.8
Big Bend	91200	91300	432	22.13	1.5	211.07	1.7
Central	91300	91400	335	14.76	1.0	122.36	1.3
Central	91400	91500	195	16.45	1.4	164.27	1.5
Central	91500	91600	140	12.15	1.3	137.56	1.5
Central	91600	91700	50	11.8	1.7	102.71	1.3
Central	91700	91800	56	7.21	1.0	88.82	1.2
Central	91800	91900	82	18.55	1.3	229.85	1.4
Central	91900	92000	149	11.69	1.6	140.19	1.8
Central	92000	92100	95	8.02	1.1	153.44	1.8
North	92100	92200	233	11.37	1.3	152.06	1.5
North	92200	92300	402	12.39	1.5	135.8	1.5
North	92300	92400	328	15.59	1.3	178.51	1.4
North	92400	92500	166	10.13	1	114.91	1.2
North Ext.	92500	92600	37	11.41	0.7	109.27	0.8
North Ext.	92600	92700	18	16.94	0.9	193.80	0.8
North Ext.	92700	92800	15	15.53	0.9	136.33	1.0
North Ext.	92800	92900	15	6.75	1.1	90.47	1.1
North Ext.	92900	93000	20	8.78	1.2	131.34	1.5
North Ext.	93000	93100	26	12.13	1.4	146.83	1.5
North Ext.	93100	93200	21	10.66	1.5	126.05	2.0
North Ext.	93200	93300	11	6.90	0.7	70.89	0.9
North Ext.	93300	93400	5	0.51	0.5	13.14	1.0

(1) C.V.= Coefficient of Variation = mean/std. dev.

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18.5        Kupol Block Model

Separate block models were built for Kupol Main and Vtoryi II to better represent the different vein geometries and orientations. Kupol Main strikes north-south, dipping steeply to the east and Vtoryi II strikes approximately 325o dipping 55° to 70° southwest. The southern end of Kupol is about 100 meters east of Vtoryi II.

18.5.1        Block Model Parameters

One block model covering the main Kupol vein area was built in the Russian Local Grid coordinates using Datamine software. The following table summarizes the block model specifications.

Direction	Minimum extent	Maximum extent	Parent size (m)	Number of blocks
Easting (X)	76500	78000	3	500
Northing (Y)	89000	93600	25	184
Elevation (Z)	-408	720	12	94

18.5.2        Lithological Models

The lithology wireframes (see section 18.2) were filled with blocks/sub-blocks and added together in the following order: stockwork, vein, dyke, basalt, and fault. The minimum sub-block size (see table below) was based on required resolution to appropriately fit the wireframes being filled.

	Minimum Block size (m)			Maximum block size (m)
	X	Y	Z	X	Y	Z
Vein and Stockwork	0.3	2.5	2	1.5	12.5	6
All other materials	0.3	2.5	2	3	25	12

The lithological block model was checked as follows:

•	Visual checks were made “on-screen” at 5m intervals to ensure that block creation and precedence rules were correct. Plotted paper sections and levels were also checked.

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•	A comparison was made of block model versus wireframe volumes prior to block model addition and all were within acceptable tolerance.

18.5.3        Topography and Bedrock Surfaces- Kupol Main and Vtoryi II

A topographic surface (created in GEMS software, exported to DXF) covering the area within 88500N and 93500N, 75500E and 77800E was created. The data used includes:

•	Points from digitized quad maps (5m contour intervals) and detailed Russian surveys compiled by Design Alaska in 2005

•	Trench/channel surveys from 2003-2005

•	Surveyed collar locations

Top of bedrock surface was created using a similar method as was used to create the topography surface. Data used includes:

•	Points from digitized quad maps and detailed Russian surveys (compiled by Design Alaska in 2005) dropped by 4m. Points in this data set within drilled or stripped areas were removed.

•	Trench/channel surveys from 2003-2005 (dropped 0.25m)

•	Bottom of overburden from drill holes

Suspect or duplicate points were removed or modified to create sensible surfaces. The resulting surfaces were viewed and validated against their respective input data.

Topography and bedrock surfaces were imported into Datamine and applied to the block models. “Air” blocks were created above the topographic surface and “overburden” blocks were created between the two surfaces.

18.5.4       Alteration Models- Kupol Main

For open pit mine planning purposes, acid rock drainage characteristics (pyrite and carbonate alteration) and (advanced) argillically altered rock were modeled for the 2005 reserve model (2005, Garagan). The alteration models were not updated for this study because very little new data was added with the open pit area.

In 2005, the alteration models were created with estimation runs which mimic the geologic occurrence of each alteration (e.g., search ellipses were oriented differently in the vein/stockwork zone compared to the surrounding volcanic stratigraphy).

The revised acid rock drainage (ARD) classification matrix provided by Amec was applied to the block model as follows:

		Carbonate Code
		0	1	2	3
Pyrite Code	0	NAG(3)	NAG(3)	NAG(3)	NAG(3)
	1	AG(1)	NAG(3)	NAG(3)	PAG(2)
	2	AG(1)	AG(1)	AG(1)	AG(1)
	3	AG(1)	AG(1)	AG(1)	AG(1)

Alteration models with regularized block sizes were used exclusively for waste handling and scheduling in the open pit mine.

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18.5.5       Grade Estimation- Kupol Main

Gold (Au), capped gold, silver (Ag) and capped silver grades (refer to section 18.3 for capping levels) were estimated for each vein and stockwork parent block (1.5m x 12.5m x 6m) using inverse distance to the power of two interpolation (ID2. Nearest neighbour (NN) and ordinary kriged (OK) estimates were completed for comparison and validation purposes.

The strike-length of the Kupol deposit as modeled is close to 4.0 km long. Overall vein zone orientation strikes north-south with ±25° local variations. It is dips steeply to the east at 70° to near vertical. To best represent local vein orientation, 38 search orientation domains were created (Figure 7.9). They controlled search orientation ellipses only; they were not used as “hard” boundaries to composite selection during grade estimation.

Estimation Plan

The final grade estimation plan was the result of numerous test runs. Visual and statistical checks were completed after each test run, and the estimation plan was modified to achieve a suitable estimate.

Stockwork and vein blocks were estimated separately, that is, only vein composites were used to estimate vein blocks and stockwork composites for stockwork blocks. Vein blocks in the Premola Fault were estimated with vein composites. The grades of other materials were not estimated.

Vein and stockwork grades were estimated in two main runs:

1-
Run1: - Used all trench and drillhole data and three passes using Datamine’s dynamic search volume that allows for an ellipse multiplication factor and selection of minimums and maximums for each pass.

2-
Run 2: -Used only detailed trench data and a limited search ellipse so that only blocks within 12m down dip, 7m along strike and 1.5m across the vein from a detailed trench composite were updated during this run. Previous studies indicated that the projection of detailed trench data should be limited down-dip (2004, Garagan and 2005, Garagan).

Run (RUN) and pass (SVOL) numbers were stored in the model and validated to ensure the estimation occurred as planned. Estimation parameters used for all grades are presented in Tables 18.4 and 18.5. The following definitions apply to the tables:

•	DOMAIN=Orientation domain number

•	DESC= Description of the Domain

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•	ZONE= Area of the Kupol deposit

•	SVOLFAC=multiplying factor applied to ellipse

•	SREFNUM= Search reference number

•	MINNUM= minimum number of samples

•	MAXNUM= maximum number of samples

•	MAXKEY= maximum samples per drillhole

•	SDIST1= Search distance in direction 1

•	SDIST2= Search distance in direction 2

•	SDIST3= Search distance in direction 3

•	SANGLE1= Rotation angle 1 (around axis 3/Z)

•	SANGLE2= Rotation angle 2 (around axis 2/Y)

•	SANGLE3= Rotation angle 3 (around axis 1/X)

About 90% of Indicated blocks (based on tonnage) were estimated in search volume (SVOL1) which requires two drill holes for block estimation. The remaining 10% were estimated in SVOL2. About 33% of Inferred blocks were estimated in SVOL1, 64% in SVOL2 and 3% in SVOL3.

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Figure 18.9 Kupol Search Orientation Domains

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Table 18.4: Estimation Plan for Run 1

								Pass1		Pass2			Pass3
DOMAIN	SREFNUM	SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	MINNUM	MAXNUM	SVOLFAC	MINNUM	MAXNUM	SVOLFAC	MINNUM	MAXNUM	MAXKEY	ZONE	DESC.
1001	1	12	80	80	-7	5	0	4	12	2	2	10	8	1	20	3	SOUTHX	MAIN
1002	2	12	80	80	-4	12	0	4	12	2	2	10	8	1	20	3	SOUTHX	SHALLOW DIP DEEP LIMB
2001	4	12	40	40	14	2	0	4	12	2	2	10	8	1	20	3	SOUTH	SOUTH OF 90300
2002	5	12	40	40	22	7	0	4	12	2	2	10	8	1	20	3	SOUTH	WEST VEIN S OF 90300
2003	6	12	50	40	22	20	0	4	12	2	2	10	8	1	20	3	SOUTH	BOTTOM
2004	7	12	50	40	10	8	0	4	12	2	2	10	8	1	20	3	SOUTH	TOP LEVELS; S OF 90300
2005	8	12	50	40	20	8	0	4	12	2	2	10	8	1	20	3	SOUTH	WEST VEIN
2006	9	12	50	40	28	-11	0	4	12	2	2	10	8	1	20	3	SOUTH	THE “OFFSET” VEIN
2007	10	12	50	40	20	7	0	4	12	2	2	10	8	1	20	3	SOUTH	EAST VEIN
2008	11	12	50	40	10	4	0	4	12	2	2	10	8	1	20	3	SOUTH	HW VEIN
2009	12	12	50	40	-3	-2	0	4	12	2	2	10	8	1	20	3	SOUTH	VEIN CONNECTING W AND E VEINS
2010	13	12	50	40	28	7	0	4	12	2	2	10	8	1	20	3	SOUTH	WEST VEIN; 90600 TO 90700
2012	14	12	50	40	22	-4	0	4	12	2	2	10	8	1	20	3	SOUTH	EAST VEIN; 90450 TO 90575
2013	15	12	50	40	13	-2	0	4	12	2	2	10	8	1	20	3	SOUTH	EAST VEIN; 90600 TO 90700
3001	16	15	55	35	14	7	0	5	12	2	2	10	8	1	20	4	BIGBEND	TOP; 90700 AND 91075
3002	17	12	50	40	10	18	0	4	12	2	2	10	8	1	20	3	BIGBEND	BOTTOM
3003	18	12	50	40	6	7	0	5	12	2	2	10	8	1	20	4	BIGBEND	HW VEIN
3004	19	12	50	35	-12	13	0	4	12	2	2	10	8	1	20	3	BIGBEND-CEN	TOP OF BIGBEND-CENTRAL
3005	20	12	50	40	10	2	0	5	12	2	2	10	8	1	20	4	BIGBEND	HW VEIN
3006	21	12	50	40	3	7	0	5	12	2	2	10	8	1	20	4	BIGBEND	HW VEIN
3007	22	12	50	40	4	13	0	5	12	2	2	10	8	1	20	4	BIGBEND	HW VEIN
4001	23	12	40	40	0	22	0	4	12	2	2	10	8	1	20	3	CENTRAL	DEEP 91350 TO 91575
4003	24	12	40	40	-25	8	0	4	12	2	2	10	8	1	20	3	CENTRAL	DEEP 91800 TO 91950
5002	25	12	40	40	-12	4	0	4	12	2	2	10	8	1	20	3	NORTH	92150 TO 92250
5003	26	12	40	40	-13	13	0	4	12	2	2	10	8	1	20	3	NORTH	TOP; 91800 TO 91900
5004	27	12	50	50	7	2	0	4	12	2	2	10	8	1	20	3	NORTH	92250 TO 92575
5005	28	12	40	40	10	3	0	4	12	2	2	10	8	1	20	3	NORTH	HW VEINS; 92250 TO 92475
5006	29	12	40	40	-13	5	0	4	12	2	2	10	8	1	20	3	NORTH	HW VEINS; 92475 TO 92550
5007	30	12	40	40	7	6	0	4	12	2	2	10	8	1	20	3	NORTH	TOP; 92350 AND 92500
5008	31	12	50	50	15	-6	0	4	12	2	2	10	8	1	20	3	NORTH	MIDLEVEL; 92350 AND 92500
5009	32	12	60	60	-18	4	0	4	12	2	2	10	8	1	20	3	NORTH	DEEP; 91950 TO 92150
5010	33	12	40	40	-15	11	0	4	12	2	2	10	8	1	20	3	NORTH	TOP; 92000 AND 92145
5011	34	8	50	50	1	4	0	4	12	2	2	10	8	1	20	3	NORTH	EAST SPLAY; SOUTH OF 92250
5012	35	12	40	40	-14	19	0	4	12	2	2	10	8	1	20	3	NORTH	“ARM”; SOUTH OF 92250
6001	36	8	100	80	-5	2	0	4	12	1.7	2	10	8	1	20	3	NORTHX	EAST VEIN
6002	37	12	100	80	14	2	0	4	12	1.7	2	10	8	1	20	3	NORTHX	NORTH OF 93325
6003	38	12	100	80	4	10	0	4	12	1.7	2	10	8	1	20	3	NORTHX	BOTTOM; 93080 TO 93375
6004	39	12	100	80	-4	13	0	4	12	1.7	2	10	8	1	20	3	NORTHX	WEST VEIN

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Table 18.5:- Estimation Plan for Run 2

SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	MINNUM	MAXNUM	MAXKEY	DOMAIN
1.5	7	12	By domain	By domain	By domain	4	25	4	By domain

18.5.6    Resource Classification

Mineral Resources have been categorized using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2000).

Indicated and Inferred resources were defined by reviewing grade and mineralized vein width on west/east trending cross sections and a vertical longitudinal projection. Discussions were held with the project geologists about the genetic model for Kupol and the style of mineralization, both globally and locally. Figure 18.10 shows the vein intercepts and the outline of Indicated Resources and Inferred Resources.

Indicated Resources

Indicated Mineral Resources are estimated where drill holes or trenches intersect the vein(s) at approximately 50-metre spacing (much of it is drilled on 25x50-metre drill hole spacing). Projection of Indicated Resources is limited to 25 meters down-dip in the vein and 12.5 to 25 meters along strike. Within Indicated Resources, the vein structure is continuous, although the vein thickness may be affected locally by faulting and dikes. Grades appear continuous from hole to hole; this continuity has been confirmed by 291 trenches spaced at 4- to 5-metre intervals and 27 trenches at 10-metre intervals across the outcrop of the vein. Additionally, 63 close spaced drill holes were completed in Big Bend and South Zones, confirming grade and vein continuity. The average spacing of the detailed drilling is 10-meters along strike and 5 to 10-meters down dip.

Inferred Resources

Inferred Mineral Resources are estimated down dip and along strike from Indicated Resources in areas drilled on approximate 100-metre spacing. Projection distances are limited to within 100 m of a drill hole

18.5.7    Model Validation - Kupol Main

The following checks were completed on the resource model:

•	Visual inspection of block model grades and composites on cross sections and levels.

•	Comparison of the inverse distance (ID2) model to nearest neighbour (NN) model:
•      Visual comparison of cross sections
•      Analysis and comparison of block model statistics
•      Inspection of grade profiles by northing and elevation

•	Comparison of inverse distance (ID2) model to kriged model

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Visual Inspection of Vein Grade Models Relative to Composites

ID2 and NN models relative to drill hole composites were reviewed visually on section and levels on screen and on paper. Estimated block vein grades reasonably represent drill hole grades, especially in areas with drill hole spacing 50 meters or less. Several estimation iterations were completed to improve the look of the model in areas of poor coverage to better represent local grade variability in the vein.

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Figure 18.10: Kupol Composite Long Section Showing Resource Classification Limits

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Comparison of ID2 and NN Vein Models: Visual Comparison

Two sets of paper cross-sections, one with composite and NN block grades and the other with composite and ID2 grades were reviewed in tandem. The ID2 section was compared to its NN mate to determine quality and behavior of each estimation method. This was done for Au (capped) and Ag (capped) estimates.

The visual comparison indicates that generally the estimates are good. The nearest NN model is particularly prone to local geometries that misrepresent composite grades, again, as with the ID2 model this mostly an issue in areas drilled at 50-metre spacing or greater. This observation is supported in the block model statistics presented below.

Comparison of ID2 and NN Vein Models: Block Statistics

For Indicated blocks by zone at zero cutoff, NN and ID2 mean Aucap grades are within five percent and Agcap grades are within seven percent (Tables 18.6 and 18.7). The difference in means for all Indicated blocks is 3.5% for Aucap and 2.5% for Agcap. The differences in the means for the two estimation methods are greater in the Inferred category, with the ID2 mean usually higher than the NN mean. Visual inspection of sections and grade profiles shows these differences are most often related to under representation of footwall or hangingwall composites in the NN model.

Table 18.6: Statistics on Estimated Block Au Grades (capped), zero cutoff

			Mean			Variance			C.V.
Zone	Category	Tonnes	NN	ID2	OK	NN	ID2	OK	NN	ID2	OK
BigBend	Indicated	2,690,066	24.34	25.54	24.51	956.13	400.52	309.24	1.27	0.78	0.72
	Inferred	904,377	3.08	3.61	3.86	41.61	14.19	16.80	2.09	1.04	1.06
Central	Indicated	2,521,684	12.25	12.79	12.65	298.03	105.55	79.89	1.41	0.80	0.71
	Inferred	1,124,206	4.00	4.36	4.45	82.53	16.22	16.85	2.27	0.92	0.92
North	Indicated	3,144,951	13.26	13.37	13.21	311.92	128.53	96.13	1.33	0.85	0.74
	Inferred	1,491,992	5.82	7.27	7.69	53.69	30.03	27.28	1.26	0.75	0.68
North Ext.	Inferred	2,811,175	11.61	12.32	11.86	176.40	62.69	41.29	1.14	0.64	0.54
South	Indicated	1,342,020	10.98	11.23	11.02	151.13	63.26	44.27	1.12	0.71	0.60
	Inferred	907,304	8.13	7.22	7.44	110.45	48.68	46.96	1.29	0.97	0.92
South Ext.	Inferred	670,660	3.99	4.41	4.73	58.55	22.73	16.76	1.92	1.08	0.87
Total	Indicated	9,698,721	15.75	16.30	15.89	493.52	222.18	172.82	1.41	0.91	0.83
	Inferred	7,909,714	7.42	7.98	7.99	118.54	51.37	40.96	1.47	0.90	0.80

Table 18.7 Statistics on Estimated Block Ag Grades (capped), zero cutoff

			Mean			Variance			C.V.
Zone	Category	Tonnes	NN	ID2	OK	NN	ID2	OK	NN	ID2	OK
BigBend	Indicated	2,690,066	283.99	303.34	288.15	137693	57786	41676	1.31	0.79	0.71
	Inferred	904,377	48.08	65.39	65.73	10009	3611	4002	2.08	0.92	0.96
Central	Indicated	2,521,684	168.11	165.56	165.03	74609	21238	15547	1.62	0.88	0.76
	Inferred	1,124,206	63.44	73.12	77.02	18340	6146	7108	2.13	1.07	1.09
North	Indicated	3,144,951	158.84	158.25	157.79	53645	20931	16305	1.46	0.91	0.81
	Inferred	1,491,992	86.36	103.96	109.65	18381	9511	9110	1.57	0.94	0.87
North Ext.	Inferred	2,811,175	127.56	141.93	139.92	24809	7589	5011	1.23	0.61	0.51
South	Indicated	1,342,020	139.55	141.24	139.55	42294	19022	14911	1.47	0.98	0.88
	Inferred	907,304	116.71	128.68	133.81	41642	20504	20530	1.75	1.11	1.07
South Ext.	Inferred	670,660	46.71	47.38	55.08	7137	3220	2567	1.81	1.20	0.92
Total	Indicated	9,698,721	193.29	198.04	193.31	84068	35278	26464	1.50	0.95	0.84
	Inferred	7,909,714	93.49	106.70	108.89	22451	9555	8556	1.60	0.92	0.85

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Comparison of ID2 and NN Models: Grade Profiles by Northing and Elevation

Grade profiles were calculated from NN and ID2 models through the deposit in elevation and northing directions by tonnage weighting the estimated block grades.

The profiles confirm that the ID2 model generally performs as expected and that there are no obvious biases. The high and low peaks of the ID2 model are attenuated compared to the NN profiles and overall the ID2 profiles mimic the NN profiles. Departures between the two profiles are usually associated with low tonnages, or may be explained by local poor representation of grades in the NN model.

Comparison of ID2 and Kriged Models

Block grades were estimated using Ordinary Kriging (OK) for comparison to the ID2 results. The estimation and searching plan used for the ID2 model (see section 18.5.4) was used for the OK model. Variograms for Aucap and Agcap grades were modeled. At a 6 g/t Aucap cutoff, the differences for Indicated and Inferred resource blocks are small (Table 18.8).

Table 18.8 Comparison of ID2 and Kriged Models, 6 g/t Au Cutoff

Estimation Method	Category	AuCap Cutoff (g/t)	Tonnes	AuCap (g/t)	Au Ounces	AgCap (g/t)	Ag Ounces
ID2	Indicated	6	7,426,731	20.20	4,822,124	244.19	58,307,227
OK	Indicated	6	7,729,502	18.99	4,719,036	230.00	57,157,597
% DIFF	Indicated	6	4.1%	-6.0%	-2.1%	-5.8%	-2.0%
ID2	Inferred	6	3,777,513	13.50	1,639,647	175.78	21,348,927
OK	Inferred	6	4,059,244	12.70	1,657,641	169.06	22,063,295
% DIFF	Inferred	6	7.5%	-5.9%	1.1%	-3.8%	3.3%

Comparison of ID2 (Year 2006) to Feasibility Study (Year 2005) Resource Models

New data and several modeling changes were implemented in the 2006 resource model as compared to the 2005 resource model. The changes include addition of approximately 52,000 meters of drilling and trenching (2005 field season), updated topographic and overburden surfaces, reduced parent and subcell sizes to better match veins striking slightly oblique to the model axis, use of a more traditional grade capping (cutting) approach (capping assays before composites as compared to adjusting the final block estimates), updated resource classification limits based on new drilling, direct estimation of Au and Ag grades rather than using an indicator based on logged sulphosalts and grade, and ID2 estimation rather than ordinary kriging.

For Big Bend Indicated Resources where the impact due to additional drilling is minimal, at a 6 g/t Au cutoff, tonnage is 5% higher, capped Au grade is 0.2% lower and capped Ag grade is 4% lower than the previous model.

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18.5.8    Vtoryi II Block Model

A rotated block model separate from the main Kupol deposit was built for the Vtoryi II vein. The model is one block wide (with variable width) across the vein because vein width is relatively narrow. Model specifications are as follows:

Direction	Origin	Rotation Angle	Parent Cell Size (m)	Number of Blocks	Minimum Sub-cell Size (m)
Easting (X)	76282	0	variable	1	Variable (0.3-3.18)
Northing (Y)	90018	0	10	81	0.5
Elevation (Z)	271	145	10	28	0.5

Grade Estimation- Vtoryi II

Capped (70 g/t Au and 700 g/t Ag) and uncapped grades for Vtoryi II were estimated into blocks using inverse distance to the power of six (ID6) with NN for comparison. Estimation parameters are shown on Table 18.6.

Table 18.6: Vtoryi II Estimation Plan

				PASS1		PASS2			PASS3
SREFNUM	SDIST1	SDIST2	SDIST3	MINNUM	MAXNUM	SVOLFAC	MINNUM	MAXNUM	SVOLFAC	MINNUM	MAXNUM	MAXKEY
1	35	35	35	2	20	2	2	20	5	1	20	0

Resource Classification - Vtoryi II

Inferred Resources are estimated where drill holes or trenches intersect the vein at approximately 50-metre spacing, with a 25-metre maximum projection distance beyond a drill hole. The limit of Inferred resources was digitized in the plane of the vein. Drill hole and trench data, the limits of the vein and the outline of Inferred resources is shown on Figure 18.11.

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Figure 18.11 Vtoryi II Longitudinal Section, Drill Holes, Vein Outline and Inferred Resource Limits

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18.5.9 Mineral Resource Statement

Indicated and Inferred Mineral Resources for Vein at 6g/t gold cutoff by zone are presented on Tables 18.7 and 18.8. Mineral Reserves are included in the total Indicated Resource (they are not additive). The following grade-tonnage (above various cutoffs) tables and graphs are included at the end of the section:

•	Indicated Mineral Resources for Kupol Vein, Table 18.9 and Figure 18.12.

•	Inferred Mineral Resources for Kupol Vein, Table 18.10 and Figure 18.13 .

•	Indicated Mineral Resources for Big Bend Vein, Table 18.11 and Figure 18.14

•	Inferred Mineral Resources for Big Bend Vein, Table 18.12 and Figure 18.15.

•	Inferred Mineral Resources for Vtoryi II Vein, Table 18.13 and Figure 18.16

Table 18.7 Indicated Mineral Resources, Undiluted, Vein, above 6 g/t Gold Cutoff

Zone	Tonnes (000’s)	Gold Grade (g/t)	Contain Metal Gold (Troy Ounces (000’s)	Silver Grade (g/t)	Contain Metal Silver (Troy Ounces (000’s)
Big Bend	2,318	29.0	2,165	344.0	25,637
Central	1,832	16.3	958	208.2	12,263
North	2,365	16.7	1,267	197.9	15,045
South	912	14.8	433	182.9	5,362
Total	7,427	20.2	4,822	244.2	58,307

Table 18.8 Inferred Mineral Resources by Zone, Undiluted, Vein, above 6 g/t Gold Cutoff

Zone	Tonnes (000’s)	Gold Grade (g/t)	Contain Metal Gold (Troy Ounces (000’s)	Silver Grade (g/t)	Contain Metal Silver (Troy Ounces (000’s)
Big Bend	134	10.8	46	144.3	620
Central	311	9.4	94	160.8	1,607
North	797	11.0	281	168.5	4,317
North Extension	2,117	15.2	1,032	170.8	11,627
South	354	14.5	165	263.1	2,993
South Extension	124	12.2	49	136.4	543
Vtoryi II	68	21.8	48	231.9	506
Total	3,904	13.7	1,714	177.0	22,213

An in situ dry density of 2.48 tonnes per cubic metre was used for vein tonnage calculations. This is based on 543 vein samples and 151 stockwork samples collected from throughout the deposit. These were tested at site using the wax-coated density technique as specified in ASTM standard C914-95 (re-approved 1999). Refer to Section 18.1 for a detailed description of the density measurement program and the checks done.

West-east trending cross sections and horizontal levels are available for review in Bema’s Vancouver office. The plots show drill holes composites, block grades, resource classification outlines, and interpreted vein, stockwork, dyke, faults and basalt.

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Table 18.9 Kupol Vein, Indicated Resources, Tonnage and Grade above Au Cutoffs

Au Cut-off	Tonnes x1000	Au-g/t	Au (Ouncesx1000)	Ag-g/t	Ag (Ouncesx 1000)
0	9,699	16.30	5,082	198.04	61,753
2	9,256	17.02	5,065	206.55	61,468
4	8,441	18.37	4,985	222.70	60,435
6	7,427	20.20	4,822	244.19	58,307
8	6,420	22.26	4,595	268.07	55,330
10	5,510	24.46	4,333	293.74	52,039
12	4,745	26.63	4,063	318.37	48,565
14	4,071	28.89	3,782	342.76	44,862
16	3,534	31.01	3,523	364.43	41,405
18	3,067	33.15	3,268	385.84	38,041
20	2,645	35.41	3,011	407.14	34,622
22	2,293	37.62	2,773	428.06	31,556
24	2,001	39.76	2,558	447.68	28,800
26	1,761	41.78	2,365	465.75	26,365
28	1,539	43.91	2,172	485.31	24,006
30	1,353	45.96	2,000	503.25	21,895

Figure 18.12 Kupol Vein, Indicated Resources, Tonnage and Grade above Au Cutoffs

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Table 18.10 Kupol Vein, Inferred Resources, Tonnage and Grade above Au Cutoffs

Au Cut-off	Tonnes x1000	Au-g/t	Au (Ouncesx1000)	Ag-g/t	Ag (Ounces x 1000)
0	8,071	8.02	2,082	107.47	27,886
2	6,486	9.72	2,026	128.38	26,769
4	4,942	11.82	1,878	154.62	24,567
6	3,904	13.66	1,714	176.97	22,213
8	3,162	15.23	1,549	192.60	19,583
10	2,549	16.73	1,371	204.52	16,757
12	1,887	18.74	1,137	217.72	13,210
14	1,351	21.07	915	228.81	9,941
16	1,039	22.91	766	239.71	8,010
18	792	24.78	631	251.36	6,401
20	607	26.56	518	259.89	5,069
22	454	28.45	415	271.02	3,952
24	336	30.39	328	283.53	3,063
26	253	32.19	262	289.84	2,358
28	187	34.04	205	297.20	1,786
30	135	35.96	156	303.52	1,321

Figure 18.13 Kupol Vein, Inferred Resources, Tonnage and Grade above Au Cutoffs

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Table 18.11 Big Bend Vein, Indicated Resources, Tonnage and Grade above Au Cutoffs

Au Cut-off	Tonnes x1000	Au-g/t	Au Ounces x1000)	Ag-g/t	Ag (Ounces x1000)
0	2,690	25.54	2,209	303.34	26,235
2	2,633	26.07	2,207	309.49	26,199
4	2,492	27.37	2,193	324.55	26,004
6	2,318	29.05	2,165	343.97	25,637
8	2,159	30.67	2,129	362.57	25,172
10	2,021	32.16	2,089	379.76	24,670
12	1,895	33.56	2,045	395.91	24,127
14	1,750	35.27	1,984	415.11	23,350
16	1,625	36.82	1,924	432.57	22,603
18	1,509	38.35	1,861	449.75	21,825
20	1,392	39.98	1,789	467.92	20,942
22	1,279	41.65	1,713	485.93	19,982
24	1,181	43.21	1,640	501.59	19,043
26	1,091	44.71	1,568	515.99	18,092
28	988	46.54	1,479	532.41	16,919
30	894	48.40	1,391	548.74	15,770

Figure 18.14 Big Bend Vein, Indicated Resources, Tonnage and Grade above Au Cutoffs

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Table 18.12 Big Bend Vein, Inferred Resources, Tonnage and Grade above Au Cutoffs

Au Cut-off	Tonnes x1000	Au-g/t	Au (Ounces x1000)	Ag-g/t	Ag (Ounces x 1000)
0	904	3.61	105	65.39	1,901
2	534	5.25	90	91.88	1,578
4	241	8.16	63	114.09	883
6	134	10.79	46	144.27	620
8	88	12.77	36	165.78	470
10	58	14.75	28	199.39	372
12	35	17.14	20	246.69	281
14	23	19.36	15	287.62	216
16	15	22.01	10	336.83	159
18	11	23.99	8	378.12	129
20	7	26.43	6	428.05	98
22	6	28.04	5	467.37	83
24	5	28.99	4	484.81	73
26	4	29.71	4	506.04	65
28	2	31.72	2	532.28	40
30	1	33.93	1	545.94	21

Figure 18.15 Big Bend Vein, Inferred Resources, Tonnage and Grade above Au Cutoffs

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Table 18.13 Vtoryi II Inferred Resources, Tonnage and Grade above Au Cutoffs

Au Cut-off	(Tonnes x 1000)	Au-g/t	Au (Ounces x 1000)	Ag-g/t	Ag (Ounces x 1000)
0	161.2	10.04	52.1	145.00	751.7
2	94.0	16.83	50.9	216.48	654.2
4	81.5	19.00	49.8	233.98	613.0
6	67.8	21.83	47.6	231.91	505.7
8	62.0	23.26	46.3	232.91	463.9
10	57.8	24.27	45.1	233.81	434.8
12	49.1	26.58	42.0	216.56	341.8
14	36.4	31.42	36.7	183.89	215.0
16	35.1	32.02	36.1	184.82	208.6
18	34.0	32.50	35.5	185.71	203.1
20	32.9	32.97	34.8	186.74	197.3
22	24.3	37.05	29.0	223.00	174.4
24	22.7	38.04	27.8	228.59	167.1
26	21.2	39.01	26.5	233.55	158.9
28	15.3	43.38	21.4	264.49	130.4
30	14.7	44.06	20.8	266.26	125.4

Figure 18.16 Vtoryi II Inferred Resources, Tonnage and Grade above Au Cutoffs

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18.6       Mineral Reserves

18.6.1    Resource Conversion and Classification

Using metal prices of $US400/oz of gold and $US6.00/oz of silver, and the detailed mine planning for the open pit and underground mines at Kupol, Bema staff has converted the Indicated Mineral Resources stated in Table 18.7 to Probable Mineral Reserves. Bema has considered environmental, permitting, legal, title, taxation, socioeconomic, marketing, and political status and factors in the reserve determination, and believes it can extract the reserves. Section 22 of this report provides the detail build-up for the open pit and underground mine reserves. Changes in Russian laws, regulations, political changes, and taxation could materially affect the reserves by preventing or reducing Bema’s ability to produce all, or a portion of the reserve.

Bema must complete a final updated reserve submittal by Russian methods to the Russian regulatory authority, GKZ, whose approval will give Bema the legal authority to mine. The final submittal is in progress and Bema believes that it will be given reserve approval.

Bema has performed extensive metallurgical and physical testing, and explored different mining methods and options in arriving at its mine plan. It is very unlikely that variances in expected process, underground, and open pit conditions will have a material effect on Bema’s ability to extract the reserves. Lack of access to fuel, construction and operating supplies, and transport to the remote Kupol site could restrict or prevent Bema from extracting the reserves. Infrastructure is already partly constructed, and Bema has three year’s experience in managing the logistics of supply and construction, making it unlikely that there could be any material adverse effect from infrastructure issues on reserves and resources

18.6.2    Mineral Reserve Statement

Table 18.14 summarizes the Kupol Probable Mineral Reserve. The Indicated Mineral Resources in (Tables 18.7 and 18.8) are inclusive of the Probable Mineral Reserves. Donald Cameron, Licensed Geologist, is the Qualified Person as defined by NI 43-101, is responsible for the estimation of the Mineral Reserves at Kupol. Don Cameron is Chief Geologist Operations for Bema Gold Corporation, as such he is not independent of the issuer. Per section 5.3.2 of National Instrument 43-101 an independent qualified person was not required for the writing of the Technical Report on the Kupol Property. A summary of Don Cameron’s qualifications are provided in the Certificate of the Author on page ii of this report.

Table 18.14 Statement of Kupol Probable Mineral Reserves as of May 15, 2006 (1),(2),(3),(4),(5)

Source	Tonnes	Gold Grade g/T	Contained Gold Oz(2)	Silver Grade g/T	Contained Silver Oz(2)	Reserve Category
Open Pit	1,425,700	20.4	937,000	193	8,854,000	Probable
Underground	6,799,500	16.1	3,509,000	208	45,372,000	Probable
Total	8,225,200	16.8	4,446,000	205	54,226,000	Probable

(1)	Mineral reserves are in situ Indicated resource material that includes expected mining dilution of 22% and mining recovery of 96%.

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(2)	Contained metal estimates remain subject to process recovery losses.

(3)	Metal price assumptions are $400/oz for gold and $6.00/oz for silver.

(4)	Open pit mineral reserves are reported at a cut-off grade of 3.5 g/t gold. Underground mineral reserves are reported at a cutoff grade of 6 g/t gold.

(5)	Bema’s share of mineral reserves is 75% based on its ownership of the Kupol project.

The updated probable mineral reserve (15 May 2006) is an incremental increase from the Feasibility Study mineral reserve (1 June 2005). Table 18.18 compares the two.

Table 18.15. Changes to Reserves as of December 31, 2005

	Tonnes	Gold g/T	Gold ounces	Silver g/T	Silver ounces
Mineral Reserves, June 1, 2005	7,086,898	16.9	3,855,428	214	48,762,434
Production to Date	—		—		—
Mineral Reserves, May 15, 2006	8,225,200	16.8	4,446,000	205	54,226,000
Changes to Reserves	1,138,302		590,572		5,463,566
% Change	16%		15%		11%

The tonnage and metal content of the updated reserves increased significantly, whereas there was a slight decrease in grade relative to the June 1, 2005 estimates.

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19.0       Other Relevant Data and Information

The following section outlines the bulk density measurement work conducted in 2004 and 2005. Other relevant information is documented in section 22.0

19.1       Bulk Density Measurements

The dry bulk density of 3481 core samples was determined during 2004 (3229 samples) and 2005 (252). During 2004 samples were systematically collected from all rock types from all zones; in 2005 the samples were only collected from the North Extension (vein samples only) and Vtoryi zones. Bulk density was determined at site using the wax-coated density technique described in ASTM Standard C914-95 (re-approved 1999). Refer to Section 18.0 of Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101,” dated 31 March 2005, filed on SEDAR for details of the Kupol Project bulk density methodology and quality control program.

All bulk density data is stored in the SG (Specific Gravity) table in the project database.

19.1.1   Discussion of Results

Results of the 2005 SG work are summarized in table 19.1.

The 2004 and 2005 SG results are summarized in table 19.2. The bulk density results for thirteen samples were identified as outliers and excluded from the sample population. The results from six samples from 2004 were excluded in 2004; three of these were the result of improper data collection and three were excluded graphically. The entire sample population (excluding those samples already excluded) regardless of zone or lithology were evaluated statistically using the Grubb Test (with P values manually calculated); the density values for another six samples from 2004 were excluded. The densities of 3468 samples were used for the update of the bulk density.

The data was evaluated globally, by zone and by lithology (as recorded at the time of the test). All calculations were performed by queries within the project database. All average density values are weighted by sample length. All averages, regardless of grouping, are calculated from subsets of the original data set and not from existing averages.

The average densities were plotted against the lithological codes/group (Figures 19.1 to 19.5). The North Extension zone values are the lowest for all rock types other than vein/stockwork. The Vtoryi zone values are higher for all rock types. The values from the South Extension zone appear to disrupt these trends; however, this is due to the much smaller sample population from this area. The values for the remaining zones perform similarly to each other and to the global values. In general sense, the density values increase from north to south/southwest.

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Table 19.1: Summary of 2005 Bulk Density Results

2005		Global					Vtoryi(VII)					North Extension (NExt)					Glolal, No VII
Lithology	As Logged	Density					Density					Density					Density
		Mean	LW	CW	LWCW	Count	Mean	LW	CW	LWCW	Count	Mean	LW	CW	LWCW	Count	Mean	LW	CW	LWCW	Count
Rhyolitt Dyke	52	2.61	2.61	2.61	2.61	1	2.61	2.61	2.61	2.61	1					0					0
Basalt Dyke	55	2.57	2.57	2.57	2.57	1	2.57	2.57	2.57	2.57	1					0					0
Clay-altered Rocks	AARG>=2	2.50	2.51	2.50	2.50	23	2.50	2.51	2.50	2.50	23					0					0
Vtta & Stockwork	90-series	2.55	2.55	2.55	2.56	110	2.54	2.54	2.54	2.54	78	2.59	2.59	259	2.59	32	2.59	2.59	2.59	2.59	32
Vein Group A	90-93; 96-98	2.56	2.56	2.56	2.56	97	2.54	2.54	2.54	2.54	66	2.59	2.59	259	2.59	31	2.59	2.59	2.59	2.59	31
Vein Group B	90-93; 97-98	2.56	2.56	2.56	2.56	89	2.54	2.54	2.54	2.54	58	2.59	2.59	259	2.59	31	2.59	2.59	2.59	2.59	31
Stockwork Group A	94-95	2.54	2.54	2.54	2.54	13	2.54	2.54	2.54	2.54	12	2.55	2.55	2.55	2.55	1	2.55	2.55	2.55	2.55	1
Stockwork Group B	94-96	2.54	2.55	2.54	2.55	21	2.54	2.55	2.54	2.55	20	2.55	2.55	2.55	2.55	1	2.55	2.55	2.55	2.55	1
Overburden	80					0					0					0					0
Fault	70- Series	2.54	2.55	2.54	2.55	7	2.54	2.55	2.54	2.55	7					0					0
Other (1)	<>90-and 70-series	2.54	2.54	2.54	2.54	135	2.54	2.54	2.54	2.54	135					0					0
ALL	All codes	2.55	2.55	2.55	2.55	252	2.54	2.54	2.54	2.54	220	2.59	2.59	259	2.59	32	2.59	2.59	2.59	2.59	32

Mean	Straight Mean

LW	Length-Weighted Mean (as reported in NI 43-101 technical reports)

CW	CountByLithCode-Weighted Mean

LWCW	Length-Weighted, CountByLithCode-Weigthed Mean

Tabulations created from on-site test results only: the 2003 Chemex checks are not included

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Table 19.2: Summary of 2004 and 2005 Bulk Density Results

		Global		BigBend + Central(2)		Vtoryi (VII)		North Extension (NExt)		Global, No VII		Global, No VII, No Next
Lithology	As Logged	Density	Count	Density	Count	Density	Count	Density	Count	Density	Count	Density	Count
Rhyolite Dyke	52	2.27	312			2.6	1	2.17	3	2.27	311	2.27	308
Basalt Dyke	55	2.39	49			2.6	1	2.33	6	2.39	48	2.4	42
Clay-altered Rocks	AARG >=2	2.37	359			2.51	23	2.24	70	2.35	336	2.38	266
Vein & Stockwork	90-series	2.5	787	2.48	337	2.54	78	2.52	109	2.49	709	2.49	600
Overburden	80	2.5	1					2.5	1	2.5	1
Fault	70-Series	2.4	81			2.55	7	2.38	7	2.38	74	2.38	67
Other (1)	<> 90- and 70-series	2.43	2600			2.55	135	2.38	357	2.42	2465	2.43	2108
ALL	All codes	2.44	3468			2.54	220	2.41	473	2.43	3248	2.44	2775

(1)	Non-vein / stockwork and Non-fault

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The average densities were plotted against the lithological codes/group (Figures 19.1 to 19.5). The North Extension zone values are the lowest for all rock types other than vein/stockwork. The Vtoryi zone values are higher for all rock types. The values from the South Extension zone appear to disrupt these trends; however, this is due to the much smaller sample population from this area. The values for the remaining zones perform similarly to each other and to the global values. In general sense, the density values increase from north to south/southwest.

The average densities for the samples collected in 2005 are higher than for those in previous years. This is due to the nature of the rocks and their location. The methodology was the same, the same technicians performed the testwork, and the quality control was adequate and consistent between both years.

The average density for rocks in the Vtoryi zone that were coded as having strong argillic alteration (AARG >=2) is much higher than for all the other zones. The measurements show a good and consistent range; the one low value, if removed further increases the average density. Sixteen holes had samples that fit this criterion. A review of the geological descriptions of eleven holes indicates that the level of clay alteration is likely weaker than indicated by the geological logging (coding). Because of this, the average density of this Vtoryi subset was not used in the global calculation.

The one density measurement of rock coded as overburden should be replaced with one more appropriate; however, this sample is included in the global averages.

The global values are tabulated both including and excluding the data from the Vtoryi and North Extension zones. The average density values are similar to those used in the feasibility study (June 2005) block model. There is little difference in the values that include the Vtoryi and/or North Extension zone values with those calculated with the data excluded.

Additionally, when density values were plotted against depth from surface (by zone, by vein/non-vein) there was a variety of density values for all depths; however, there is a general and subtle trend of increasing density with depth. The data from only two zones was charted.

Due to lower drill density, the South Extension zone has a low number of density measurements. . There are no samples of hematitic quartz breccia (98); however, this code implemented in 2005 so the bulk of the vein samples for the South zone while not coded as hematitic breccias actually are.

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Figure 19.1: Lithology Code versus Bulk Density of Flows

Figure 19.2: Lithology Code versus Bulk Density of Pyroclastics

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Figure 19.3: Lithology Code versus Bulk Density of Dykes

Figure 19.4: Lithology Code versus Bulk Density of Faults

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Figure 19.5: Lithology Code versus Bulk Density of Vein and Stockwork (1, 2, 3, 4)

1.
Colloform- or crustiform-banded quartz vein (91) shows similar average densities for all zones. The Big Bend zone, which has the highest number of samples, has the lowest average density; the North zone shows the highest. There are no samples from the South Extension zone.

2.
Lithological code 92 was abandoned in 2004; however, the values for all zones are similar. No samples were collected from rocks coded as hematitic vein breccia (98); samples of this rock type might be included but might be alternately coded, probably as 97.

3.
‘Black’ quartz vein breccia (93) behaves similarly in all zones except for North Extension, North and North Extension, where there are either very few samples or where the results show a very broad range with approximately equal scatter from the mean.

4.
The average density for stockwork (94) for the South Extension zone is derived from a single sample. For the South zone, there is a moderate sample population with a broad range of densities that are fairly evenly

The Vtoryi II vein system has been treated as a separate data set from the main Kupol vein system because: 1) it differs in mineralogy (polymetallic and generally higher carbonate content); and 2) different structural style, orientation and geographic location than the main vein system.

The North Extension zone is part of the main Kupol vein system but it has been evaluated separately because of the following difference from the main vein: 1) it has a different vein character (less fractured; fewer vugs; high concentrations of chlorite, pyrargyrite + chalcopyrite; and pyritic breccias; 2) of the geographic location well away from the indicated resources and probable reserves; and 3) of a deeper level of mineralization.

The bulk density all vein codes for the North Extension zone is 2.52 and for the Vtoryi II zone 2.54.

The bulk density of 2.48, used in the resource estimation for the main vein, reflects the bulk density of all rocks coded as vein (9*) in the Big Bend and Central zones, which host the majority of the resource. There was no separation of vein codes from stockwork codes.

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20.0       Interpretation and Conclusions

The 2006 Kupol Mineral Reserve is an update to the one Bema Gold released with the results of the Kupol Feasibility Study in June of 2005, and detailed in a Technical Report disclosure in July of 2005 (see Garagan, et al.), filed on SEDAR. Bema conducted additional diamond drilling, surface mapping and trenching, geological studies, metallurgical studies, and geotechnical studies in 2005 concurrent with, and subsequent to the feasibility study. The most significant factors that have changed relative to the feasibility study are the size of the mineral reserve and the duration of the project, based on the new drilling information and new resource estimate. Diamond drilling extended Indicated resources both laterally and to depth in certain areas inside, or nearby to the development footprint of the Kupol underground mine plan.

The new Indicated resources are evaluated based on feasibility study mining methods, dilution and recovery, access, cost drivers, and revenues. An updated mine plan assumes that all of the new resource is mined at the end of the project. An updated economic model demonstrates that the new resources are profitable and enhance the economics of the project at 2005 reserve metals prices. It is Bema Gold’s opinion that the updated Indicated Mineral Resources and Mineral Reserves as stated by Bema are valid and ready for exploitation under the plans put in place by Bema.

21.0       Recommendations

Based on the results of the Kupol resource and reserve Update, the authors recommend the continued development of the Kupol Project.

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22.0       Additional Requirements for Technical Reports on Development Properties and Production Properties

22.1       Mining

The Kupol mineralization comprises high-grade gold-silver veins. Veins vary between segments of single vein and segments with multiple, sub-parallel, or branching veins. Mineralization is concentrated in distinct shoots separated by areas of barren vein. Vein thickness is quite variable; one area of the vein in the Big Bend zone is typified by greater-than-normal thicknesses and better-than-average ore grade. Vein horizontal widths average approximately 6 meters for the deposit as a whole, ranging between 3.5 m in the South zone and 7 meters in the Big Bend zone. Diluted individual ore shoot grades vary between 12 and 25 g/T gold.

A significant portion of the vein system on surface is well-exposed - naturally and from soil stripping done during the exploration phase. Two sections of the vein approximately 70 meters in length in Big Bend and the South zones are drilled on a very tight spacing (10 meters along strike and 5 meters along dip). A 2004 detailed drilling program and detailed surface mapping and sampling in 2004 and 2005 define local vein geometry in representative portions of the deposit.

For mine planning and reserves, the veins are classified into six principal continuous and subparallel groups numbered 20, 30, etc. through 70 Veins, starting from the footwall (west side) of the vein system. Minor second-order splays, apparent splits, and link veins compose each vein group. The principal vein, 30 Vein, contains 74% of the economic resource; in the North zone, it splits in two and the 30 East Vein contains another 16% of the economic resource. In detail, the 30 Vein proper comprises 24 individual segments separated by dikes that crosscut the vein at low angles. Over half of the segments occur in Big Bend, also the richest portion of the deposit. Vein complications related to the dikes are factored into dilution estimates for the open pit and underground mines, discussed below.

The mine planning was completed by Bema with assistance from Wardrop Mining and Minerals. The plan and associated economic model for the Probable mineral reserves takes into account metallurgical losses and mine development (both open pit and underground development) required to exploit the reserves at a profit. In addition, the economic model contains the costs to process the ore, manage the operation, and deliver the product for sale. The Probable mineral reserve estimate was completed by Bema Gold staff. Donald E. Cameron, Licensed Geologist is the Qualified Person responsible for the Mineral Reserve.

Beginning in 2007, the open pit will deliver 1.42 million tonnes to mill and stockpile over a mine life of 4 years at an average grade of 20.4 g/t gold and 193 g/t silver, or 17% of the total project. Also beginning in 2007, the underground will deliver 6.80 million tonnes over a mine life of approximately 10 years at a grade of 16.1 g/t gold and 205 g/t silver. The production schedule has the open pit and underground mines operating at the same time. Mining takes place over a distance of approximately 2.5 km from north to south (Figure 22.1). The Kupol deposit is not fully explored,; therefore additions to the mine life and mineral reserves are possible based on further exploration and evaluations.

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22.1.1   Open Pit

The generation of the Probable mineral reserves for the pit includes methodologies commonly used in the mining industry. The cutoff grade used for determining the economics of the open pit was 3.0 g/T gold using $350 and $5.50 per ounce for gold and silver, respectively. The cutoff grade was determined from estimated mining costs for open pit mining. For trade-off comparison, the costs for mining the ore from underground were compared to open pit costs. The pit optimization and detailed planning (using MINESIGHT® software) assumed a minimum mining width of two meters carrying a grade of 3.5 g/T gold. Veins narrower than two meters had to have a minimum grade of 10 g/T gold to be included in the mine plan. The pit bottom was designed for a minimum width of 25 meters, essential for safe operation of equipment. Optimized pit selection and final design were driven by consideration of several other factors:

•	Remote location;
•	Availability and capacity of existing construction fleet;
•	Severe weather, including assumption of 25 days of weather shutdown;
•	Desire to leave level pit bottom for underground mining interface;
•	Selective mining methods and grade control.

A relatively shallow pit and low production rate compared to what is mathematically possible at Kupol provides the best practical fit with the factors and constraints in the list above. The Kupol open pit is an elongated design pit that will selectively mine the Kupol vein system with a waste-to-ore ratio of 12:1 (Figure 22-2). The ultimate pit depth in the Big Bend area will reach approximately 100 meters and the pit depth in the majority of the Central and North zone areas will be approximately 45 to 50 meters. Thermistor data demonstrate that the entire pit is within permafrost, thus the pit design does not include any measures for groundwater influences in the pit slope

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Figure 22.1: Open Pit Mine Plan

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Figure 22.2: Pit Perspective

design. A final bench geometry of 24-meter bench height (70º bench face angle) with a minimum bench width of 10 meters can be successfully and safely mined. The average overall slope angle of the pit will vary depending on geotechnical parameters but averages 50 degrees.

The Kupol open pit will be mined as a standard truck/loader operation, with the crusher located at the processing plant, and the waste dump located approximately two kilometers to the south at the tailing impoundment. The strip ratio, 12:1, is consistent over the life of the pit. The pit will have three main access ramps and it will be mined in three phases. The first (South) phase will extract as much of the Big Bend orebody as possible. The succeeding two phases extend the Phase 1 pit deeper and to the north.

Loaders (4.3 m³) will be the main loading units in waste and will be used for loading a high percentage of the ore. The loader units required for the open pit mining effort are presently on site at Kupol and are being used in the construction effort. Excavators with a capacity of 4.3m³ will be used in the ore grade control efforts in the pit. The excavators will clean the waste from a buffer zone on the hanging wall of the shot vein under the guidance of grade control personnel. Next the excavators will pull the ore from the face of the bench either loading an available truck or placing to the side for later loading. The excavators will clean the ore until the footwall waste is reached. The loaders and excavators are matched with 35 tonne mining trucks that will be used for both waste and ore haulage. The trucks used for the construction effort will be used for ore and waste haulage from the pit. Based on cycle times for average haul distances to the crusher and waste dump, and on 340 scheduled days per year, this will require a fleet of 9 trucks. Drilling requirements in waste will be handled by one large diesel-powered rig equipped with a drill capable of single-pass drilling of 6m benches with an additional .9 m for sub-grade, with a hole size of 140 mm. In addition, two ECM diesel powered drills are available for the open pit operations. These smaller drills are presently being used at site for the construction effort.

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Grade control will comprise angled reverse circulation rotary drilling, shallow bench trenching, mapping, and ore face spotting. The drilling and trenching grids will provide detailed information to allow a three-dimensional interpretation of the vein and ore grade geometry. The blast hole drill pattern and hole angles will be carefully designed to maximize ore recovery and minimize dilution due to variability in vein geometry and structural complications. Dilution is expected to compose 24% of the tonnes mined in the pit, and mining recovery of the resource is expected to be 98.6% for gold and 98.4% for silver.

Blasthole sampling will determine the ARD status of waste rock. Rock with acid generating characteristics will be stored in the designated containment facilities. Non-acid-generating material will be used for construction purposes or placed in the waste dump.

The production schedule for the open pit assumes stripping and waste mining commences in 2006 to provide construction materials for the tailing impoundment and other structures. Waste mining began in March of 2006; currently the 660 bench is partially excavated. Ore from the open pit will be mined for four years from 2007 through 2010. Table 22.1 shows the amount of material mined and the average grades per year from the open pit. The production schedule assumes that the pit operators work 340 days per year on two 11-hour shifts.

Table 22.1: Open Pit Production Schedule

Year	2007	2008	2009	2010	Total
High Grade (T)	178,628	229,895	268,454	273,222	950,199
Au Grade (g/T)	21.2	26.8	36.9	22.7	27.4
Ag Grade (g/T)	182	230	352	229	255
Low Grade (T)	117,030	119,304	56,194	182,968	475,496
Au Grade (g/T)	6.3	6.3	6.8	6.5	6.5
Ag Grade (g/T)	57	64	69	79	69

Ore mined in 2007 and the first half of 2008 will be sent to low-grade and high-grade stockpiles. Upon mill start-up, most of the high-grade ore is scheduled direct to the mill and the low-grade is added to the stockpile.

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Kupol Project

22.1.2        Underground

The initial underground stope layout is done using an 8 g/T gold undiluted grade and a 20 metrogram (grade thickness) planning filter. The planning filter is equivalent to a diluted 6 g/T gold resource grade with a consideration for minimum mining width from the grade-thickness parameter. Material meeting the filter (e.g., Figure 22.3) is included in the plan, and dilution and ore loss are applied. Non-economic material such as small, isolated vein occurrences is not put in the plan. Ore loss and dilution criteria are developed for the underground mine from geologic information and benchmarking other similar mining operations. The plan assumes edge dilution of up to 1.0 m per sill rib, and panel dilution is applied as a percentage of the ore removed. Total dilution applied includes edge, minimum mining width (3.5 m for sills and 1.5 m for panels), interburden, and backfill/handling dilution composing an overall weighted average of 22% for underground ore. Ore loss of 6% is applied to the panels and this equals 4% of the total underground production.

During the 2004 drilling program, several thermistors were installed. Permafrost exists to at least a depth of 250 meters, well below the depth of the feasibility mine plan. Geotechnical analysis recommends minimal ground support in the stoping areas over spans up to 15 m. Based on the geometry of the mineralization and the results of the geotechnical studies, longhole stoping is the mining method chosen. The method is shown schematically in Figure 22.4; it comprises the following parameters:

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Kupol Project

Figure 22.3: Number 30 Vein Longitudinal Section (looking east) showing proposed development and ore blocks

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Kupol Project

Figure 22.4: Sublevel Extraction and Longhole Stoping

•	Sills are driven on 15 meter spacing approximately 4 meters high;

•	Longhole stopes (panels) are drilled between the sills (approximately 11 meters);

•	Stopes are filled with waste rock where required;

•	Temporary sill pillars are left between mining fronts.

•	A concrete sill pillar is constructed on the first (lowest) sill cut of a mining front if there is an expectation ore will be mined up to this sill from below.

The +3.5 m average vein width in all zones permits use of the required mining fleet for longholing without incurring significant extra dilution in most areas of the mine.

Two major declines driven 5 meters wide by 5.5 meters high exploit the underground reserves, one in the south end of the mine, and one in the north. Development of the south decline begins in 2006 and the north decline system begins in 2008. Figure 22.3 shows the detailed Feasibility Study mine plan with the updated reserve for the principal vein, the open pit, and the underground waste development. New reserves lie almost entirely within the mine development footprint established during the Feasibility Study. Reserves that lie outside the footprint occur principally in the Central and South zones below the Feasibility mine plan, but access involves only a straightforward deepening of existing spiral ramps and some lateral development and raising.

The waste crosscut access off the main decline will be 5m by 5m to the vein, which allows the use of trucks to deliver backfill into the stopes. Development in ore will be four to five meters high and the full width of the ore. All development will use two-boom jumbos. Ore and waste haulage will be accomplished using 40-tonne articulated trucks. Development of declines and access ramps will be completed using 8 yd3 LHDs.

The backfill cycle is an integral part of the production cycle and on an annual basis approximately 1500 tonnes per day of backfill placement is required to maintain the underground production schedule. The last sill cut and associated panels at the top of a mining front will not need filling. Backfill will be a combination of run-of-mine waste, either directly from underground development (50% of backfill requirements), with open pit waste (preferentially taking acid generating or potentially acid generating material), or waste from a borrow source located on surface (unlikely). The waste for backfill that is obtained from the surface sources may need sizing to less than 0.3m. Waste from the surface sources will be trucked with the open pit mine trucks to a stockpile area near the portal, then reloaded onto the underground mine trucks (40 tonnes) and back-hauled to the stopes requiring backfill. Backfill requirements first exceed waste from underground development in 2010. In 2010, the open pit operation is ending and surface trucks are therefore available for backfill haulage. Table 22.2 shows the amount of material mined and the average grades per year:

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Kupol Project

Table 22.2: Underground Production Schedule
Mining Location S=South, N=North	Production (tonnes)	Au Grade (g/T)	Ag Grade (g/T)
2007 (S)	71,879	23.3	290
2008 (S)	234,821	24.6	312
2009 (S & N)	648,173	19.3	190
2010 (S & N)	902,172	16.7	235
2011 (S & N)	1,043,364	16.7	223
2012 (S & N)	1,004,288	15.7	219
2013 (S & N)	1,043,003	12.6	213
2014 (S & N)	713,504	13.2	193
2015 (S & N)	569,151	16.1	149
2016 (S & N)	569,151	16.1	149

Years 2007 through 2014 are the Feasibility Study mine schedule. The last two years of the schedule represent the new reserves added since 2005, and which are the subject of this report.

22.1.3 Mining Sequence

The Feasibility study mining sequence for the first four years, 2007 through 2010 is captured in a series of views at the end of each production year (Figure 22.5). The pit advances at the rate of two six-meter benches per year for the first two years of mining (Phase 1). In the final years, vertical development accelerates in the Big Bend area and the North zone finally develops in Phase 3. The bottom of the open pit will be level to facilitate recovery of the crown pillar from underground. An alternative is to leave the vein slightly raised in the pit bottom to prevent summer water accumulation and allow drainage.

Underground development trails the open pit, but ore is mined from both areas by early 2007. First development is in Big Bend; stoping begins from the 500 sill. By January of 2008, a second 60 meter-high mining front expands upward with stoping from the 440 sill. In early 2009, a third mining front on the 380 sill will be opened in Big Bend, mining up from near the bottom of the orebody to the 440 sill. From this point in time, stoping occurs concurrently on all three mining fronts. In 2009, Central zone produces some development and stope ore. North zone ore development begins in 2009 and reaches full stride in 2011, becoming the dominant source of ore feed from then on to the end of the mine life. Development of the South zone begins in 2012 and continues to the end of the mine life.

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Kupol Project

New material in the updated diluted and recoverable resource that is the subject of this report is added to the end of the Feasibility mining schedule at diluted resource average grade, creating two additional years of mine life at a reduced rate of production (Table 22.2). The additional resource is computed as a simple subtraction of the Feasibility mineral reserve from the new reserve. The revised schedule presented here is not therefore fully optimized in terms of grade or tonnage rate, but it is reasonable. A portion of the new reserve occurs below the Feasibility development; this will be extracted last.

22.1.4      Waste rock

The total amount of waste produced is approximately 18.6 million tonnes. Mine waste rock will be generated primarily by the open pit (16.9 million tonnes, or 91%). Underground mine development waste totals 1.85 million tonnes. At least 4 million tonnes of the total waste may be used to fill underground stoping areas.

The tailing impoundment will be constructed of non-acid-generating and potentially acid generating waste. Potentially generating waste rock may be used only in the core of the dam where thermal modeling indicates very fast freezing of this material. In addition, the liner on the face of the dam greatly reduces the possibility of any water reaching the potentially acid generating material used in the core.

Acid generating mine waste will be placed in the tailing impoundment basin (upstream of the impervious liner). The mine waste will eventually become covered by tailings or water and freeze very soon after the end of mine life. Acid generating material is modeled based on core logging of pyrite and carbonate percents, and supported by representative Leco sulfur analyses. Leco blasthole results will be used to flag materials in the open pit having different ARD properties so that they can be hauled and placed in appropriate sites. Non-acid generating waste will be used, for example, for any general site fill requirements during construction and operation.

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Kupol Project

Figure 22.5: Production Sequence

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Kupol Project

22.2       Process Description

The Kupol mill is a conventional gold/silver cyanidation plant that will incorporate a CCD thickener washing circuit and Merrill-Crowe zinc precipitation because of the high silver ore grade. Cyanide destruction will be accomplished with calcium hypochlorite .

The mill is designed to have a maximum throughput of 3,191 tonnes per day (at 100% availability) at a grind size of 80% passing 53 microns (averages 3,000 tonnes per calendar day at 94% availability). This equates to an annual throughput of 1,095,000 tonnes per year. An overall flow sheet for the process, reagent budget, water requirement, and key statistics are given in the 2005 Technical Report (Garagan, et al. 2005, Technical Report Summarizing the Kupol Project Feasibility Study), filed on SEDAR. Research and further testing is continuing in 2006 for circuit optimization and detailed project planning.

22.3       Project Schedule

The Kupol Project Development Schedule (schedule) is a Critical Path Method (CPM) schedule. The schedule was prepared using input from members of the project management team and the EPC contractor with activity definition, durations, start dates, and logical relationships. The schedule depicts activities, in varying level of detail, from the feasibility study completion in the 2nd quarter of 2005 through the production of doré in the 3rd quarter of 2008. The elements of the schedule, milestones, organization and management are detailed in the 2005 Technical Report (Garagan, et al. 2005, Technical Report Summarizing the Kupol Project Feasibility Study), filed on SEDAR.

The Kupol Project execution plan encompasses project management by Bema Gold Corporation and utilizes a delivery method comprised of a combination of Engineering, Procurement, and Construction (EPC) combined with multiple prime engineering contracts and some self-performed owner construction. Engineering and Procurement will be managed from the Bema corporate offices in Vancouver, British Columbia, Canada with construction management occurring from the Kupol Site. The majority of procurement is sourced from North American or European suppliers and is ocean shipped to the North Siberian Seaport of Pevek with subsequent overland delivery utilizing dedicated winter roads constructed and maintained by the project. Logistics will be supported from the large existing Bema support structure in place and operating in Russia out of Magadan.

The site development will take place year round, utilizing a work force of experienced Russian nationals, trained and supervised by Russian and expatriate supervision, many of whom have worked on Bema’s previous Russian projects. Personnel will be “fly in-fly out” on a standard rotational basis. The project anticipates utilizing professionally assisted commissioning in many areas to facilitate mill startup in June of 2008.

The general construction sequence encompasses three additional construction seasons, 2006, 2007, and final construction occurring in late spring of 2008. Earthwork and infrastructure commenced in 2005 and completes in 2006. Mechanical erection, tailings dam construction, and mine development, commences in 2006 and completes in the 2nd quarter of 2008. Pre-commissioning commences in the first quarter of 2008 with commissioning and startup occurring in the last half of 2nd quarter 2008. Doré production is expected in the 2nd quarter of 2008.

Kupol Project

The budget for 2006 construction and development is $140 million. The project is fully financed, and with the Rosgoteknadzar approval of the Russian construction feasibility study, drawdown of bank loans is expected to begin in May of 2006. Work is ongoing in the areas of detailed engineering, permanent camp construction, mill foundations, construction facilities, airstrip, roads, pit pre-stripping, water dam and supply, and operation of the winter road with ancillary transport facilities and camps. Major purchases to date include the mill, power generation equipment, permanent camp, and the mining fleet. Permits have been received for the earth works, site preparation, mill foundation, airstrip, explosive storage and usage, site roads and fuel tank construction. Ongoing exploration is also permitted.

22.4       Tailings Facilities

Feasibility design of the tailings disposal facility was completed by AMEC Earth & Environmental (AMEC). The feasibility design is based on a total tailings volume - 12,000,000 tonnes. At this time, the mineral reserves total approximately 8.2 million tonnes. A conventional impoundment location has been selected based upon the results of condemnation and geotechnical drilling performed in the summer of 2005. Construction has begun with site preparation and grading in the selected tailings impoundment location shown in Figure 22.6.

Tailings, waste rock (acid generating and potentially acid generating), and water management will be carried out using procedures that allow effective operation in cold climates. The primary strategy will be to maintain a water cover over the tailings, manage the impoundment to provide reclaim water during the winter and deposit the acid generating and potentially acid generating material in the impoundment basin such that the waste rock will ultimately be covered by tailings. To avoid water surplus in the pond, diversions will be installed to divert most of the catchment area upstream of the tailings facility. Further details of the tailings dam are given in the 2005 Technical Report (Garagan, et al. 2005, Technical Report Summarizing the Kupol Project Feasibility Study) filed on SEDAR.

22.5       Water Supply

The preliminary assessment for the water supply was completed by AMEC Earth & Environmental (AMEC). It is assumed that the estimated water requirements at the Kupol facilities will be approximately 400,000 to 600,000 m3/yr (1,100 to 1,600 m3/day) for process water, and 35,000 to 50,000 m3/yr (100 to 140 m3/day) for the potable water. Bema chose an option to develop water from alluvial deposits in Kaiemraveem Creek approximately 4 km downstream from the mine. The water supply well drilling was successfully completed in 2005, with a pump test that showed no drawdown over 30 days at a 250-gpm rate, predicting a supply of 6.4 m3 of water in the permanent well.

Kupol Project

Figure 22.6: General Site Layout

To Airstrip (10 km)
Mill and Services Buildings
North Portal
Man Camp
Open Pit
Fuel Storage Tanks
Ore Stockpile
South Portal
Reclaim Pump Barge
Diversion Ditch
Tailings Impoundment
0m 200 400 600 800
1:20000

Kupol Project

 22.6      Existing Facilities

At the writing of the Feasibility Study, there exists substantial constructed infrastructure at the Kupol site and other locations such as Pevek, Bilibino, and Magadan. The following is not meant to be totally inclusive of all activities and Infrastructure:

Pevek
•	Truck shop for summer road and winter road operation
•	Personnel and offices for logistic management (ship off-loading, container
•	shipments and fuel shipments)
•	Living facilites for truckers etc.

Bilibino
•	Logistics support (fixed wing and helicopter support)
•	Personnel movement to and from Magadan, Kupol, Anadyr/Nome, Alaska and Pevek
Magadan
•	Overall management of logistics and personnel movement
•	Management of country issues
•	Accounting
•	Human Resources
•	General Administration (IT, translations etc)

In addition, other consultants and contractors work with Magadan personnel assisting with shipments from Everett, Washington, and Vladivostok and Vanino, Russia. Current 2006 Kupol Site infrastructure and activity includes, but is not limited to:

•	A construction camp that has a 460 person capacity
•	Installation of all permanent camp modules (with the exception of the gymnasium)
•	Completed road to airstrip and airstrip partially constructed
•	Foundation and liner for water dam under construction
•	Successful construction and operation of the 2006 winter road between Kupol and Pevek, still in use as of April, 2006.
•	Constructed six of ten total permanent steel fuel storage tanks in 2005
•	Operation of crushing and screening plant for concrete aggregate
•	Completion of batch plant
•	Construction of main haul road in progress
•	South underground portal site excavated and portal under construction in March and April of 2006
•	Pre-stripping for construction materials started in March, 2006
•	Tailings site preparation started
•	Mill frame erection in progress

22.7       Logistics

Logistics are scheduled for the Kupol project using the various offices operated by Chukotka Mining and Geological Company (CMGC) in Magadan, Pevek, Bilibino, and Moscow in the Russian Federation, and Seattle, WA in the U.S (Figure 22.7). Most supplies will be delivered to Pevek port during the summer period. The Pevek port is located on the East Siberian Sea and is typically accessible from July until mid-September. CMGC operates a staging facility in Pevek and Dvoynoye to store and prepare supplies until the winter road is passable to site. Fuel is stored by the distributor in Pevek in an existing 90,000 cubic meter facility that is currently under-utilized (approximately 1/3 of capacity currently).

Kupol Project

Supplies and fuel will be transported to site using all wheel, all terrain vehicles. A trip to and from the Kupol site in supply trucks takes approximately 3 days. Trip time during the first and the last two weeks of winter road operation are slower due to road conditions. Supplies will also be brought to Kupol on a regular basis by fixed wing aircraft. When the airport is operational AN-12 and AN-38 planes will be used. In general, an AN-12 is capable of carrying approximately 17 passengers or 2 tonnes of supplies and an AN-38 is capable of carrying approximately 26 passengers or 2.5 tonnes of cargo. Work is underway to obtain the required permits to allow an AN-74 (42 person) aircraft to utilize the airstrip. Flights will be used to transport food, doré, and other supplies to and from Magadan. Additionally, if necessary, supplies can be delivered to Keperveem and Pevek in IL-76 transport planes during winter months. A helicopter is also available as needed between Keperveem, Anadyr, and site.

Russian personnel working at the mine will be scheduled on a three-week-on / three-week-off turnaround. Expatriates working at the mine will be scheduled on a six-week-on / four-week-off turnaround. Personnel will normally be transported to site by fixed wing aircraft. The flight will fly between Pevek, Keperveem, and Magadan. Now, the company has a weekly charter from Nome, Alaska to Keperveem that is used for personnel and freight.

Kupol Project

22.8       Ancillary Facilities

Due to its remote location, the Kupol project must include all ancillary support facilities to include access roads, airport facilities, permanent camp and wastewater treatment plant, power generation, fuel storage and distribution, and other necessary facilities (Figure 22.6, airport not shown).

Figure 22.7: Kupol Logistics - Shipping Routes

22.8.1    Access Roads

The main access road is a winter road from Pevek to Dvoynoye, then due south to the Kupol site (Figure 22.8). Bema Gold now has two years of successful operation of the winter road. Now, the route for the majority of the supplies required at Kupol will be:

•	Summer and Fall -Ship by sea to Pevek (port open from mid-July to mid-September) -Truck non perishable freight to staging yard in Dvoynoye (~272 km)
•
Winter (January through April) -Truck freight from staging yard in Dvoynoye to Kupol (~177 km) -Truck fuel from Pevek to Kupol by traveling due south of Pevek along a winter road (~449 km) -Truck any remaining freight in Pevek to Kupol along the winter road (~449 km)

Kupol Project

Figure 22.8: Pevek-Kupol

Winter Road Route

22.8.2    Airport Facilities

The airstrip has been designed and construction began in mid-2005. It is being constructed approximately 10 kilometers north of the mine site along a plateau in Stranichniya valley. The airstrip will be 1800 meters long (including approaches) by 150 meters wide; sufficient to accommodate larger planes (AN26, AN12 and AN-74~~**~~). The airstrip will also have a 1000 m3 fuel tank for aviation fuel and a 50 m3 fuel tank for surface vehicles. There will also be a small building for shift change inspection and airstrip support.

(* *Note: Permitting is underway to allow use of AN-74 aircraft)

Kupol Project

22.8.3    Mill and Services Building

The Mill and Services building combines six distinct areas, shown in Figure 22.9.

•	Mill Area

•	Power House

•	Mine rescue

•	Service Complex

•	Tank Building

•	Truck Shop

These distinct areas are contained in directly adjoining pre-engineered buildings. The Mill and Services Building is being fabricated at this time in North America.

Figure 22.9: Mill Complex Conceptual Drawing

Kupol Project

22.8.4    Permanent Camp

The 11,250 m² camp has been designed as a “Permanent Camp”. The size was established at 606 persons nominal and can be comfortably expanded to 656 persons. All areas of the camp will be heated using waste heat from the mill central Power House supplemented when necessary by the mill boiler system (Figure 22.10). The living quarters include VIP units, single occupancy rooms, double occupancy rooms, and senior staff quarters. Due to the extreme weather conditions at Kupol great care has been taken to provide adequate recreational facilities for use after work such as games rooms, a gymnasium, and exercise Room. The Kitchen and dining area has a 3.5m ceiling. The camp has a centralized fire alarm system, with the control panel located in the permanently staffed camp security office. The Permanent Camp is approximately 50% erected as of April 2006.

Figure 22.10: Permanent Man Camp Conceptual Drawing

The wastewater treatment plant has a treatment capacity for up to 160 m³/day of waste, based on 600 persons producing an estimated 0.265 m³/day. The system can also accommodate a temporary increase for 300 people such as summer exploration.

22.8.5    Power Generation

The Kupol powerhouse will operate as an “Island Installation”, producing electricity but not connected to an external power grid. The installed generating capacity is approximately 25 MW with an anticipated demand of 15.5 MW using eight generating units. A waste heat system will recover the equivalent of approximately 15MW. The hot medium will be used to heat the mill building complex and the camp facility. A tank farm will hold a combined 30,000 m³ of diesel duel, 800 m³ of aviation fuel and 300 m³ of gasoline in ten welded steel tanks. All the fuel for the site will be trucked from Pevek over the winter road.

Kupol Project

22.9       Risk Management & Insurance

The Kupol management team is implementing standard North American risk management practice and procedures during development and implementation of the project. Risk is continually assessed and its impact on project objectives and financial and technical performance will be mitigated via design, construction, and project operations procedures. Bema has insurance in place to cover construction, marine, and land shipment, and storage. Bema also carries political risk insurance for the Kupol project.

22.10     Markets

The milling facility located at the Kupol site will produce approximately 225 tonnes per year (625 kg per day) of doré (gold and silver product in bar form). Doré bars will be transported weekly by security personnel on an AN12 aircraft from the site to Magadan. The doré will then be transported by security in an armored vehicle from the Magadan Airport to the Kolyma Refinery located near Magadan. The refinery then refines the doré into gold and silver bullion bars meeting international standards. Further details pertaining to the refining and marketing of product are discussed in the 2005 Technical Report (Garagan, et al. 2005, Technical Report Summarizing the Kupol Project Feasibility Study) filed on SEDAR.

22.11     Environment

Baseline environmental information, potential impacts and environmental covenants are detailed in the 2005 Technical Report (Garagan, et al. 2005, Technical Report Summarizing the Kupol Project Feasibility Study) filed at www.sedar.com. Since that report, CMGC has completed the following tasks:

•	Additional baseline studies in 2005;

•	Preparation of a DRAFT Charitable Foundation Charter

•	Updating of all environmental permits for the Russian regulatory authorities;

•	Finalized an Environmental and Social Impact Assessment in accordance with World Bank Group (WBG) requirements and Equator Principles;

•	Finalized an Environmental and Social Impact Assessment in accordance with the World Bank Group (WBG) requirements and Equator Principles;

•	Completed public consultation and disclosure in accordance with the Public Consultation and Disclosure Plan approved by the World Bank and other international lending agencies; and,

•	Extended the Temporary Land Allotment for the Kupol deposit (through October, 2006.

The report referenced above also lists occupational health and safety requirements.

Kupol Project

22.12        Taxation

Taxes payable by gold producers in Russia to federal, regional, and local budgets include export duty, profits tax, value added tax, tax for extracting minerals, and other miscellaneous taxes, discussed in detail in the 2005 Technical Report (Garagan, et al. 2005, Technical Report Summarizing the Kupol Project Feasibility Study) filed on SEDAR.

22.13        Capital and Operating Cost Estimates

The preproduction capital cost estimate for the Kupol Project’s processing plant and infrastructure is $US 407.9 million (Garagan, et al. 2005, Technical Report Summarizing the Kupol Project Feasibility Study). This amount is unchanged from the Feasibility Study, previously reported.

Feasibility operating cost drivers (see above reference) are applied to the Kupol mineral reserve, including updated resources. Operating costs over the life of the project will total $US 595 million, or $72.29/Tonne. Non-operating cost comprises reclamation cost which will total $US 9 million, or $1.09/Tonne.

22.14        Economic Evaluation & Analysis

The Kupol economic model uses only Indicated resource material as contained in the mine plan, discussed above. The metal prices used in the Kupol Feasibility Study economic model are $US 400 per ounce of gold and $US 6.00 per ounce of silver. The recent historical exchange rate of 30 Rubles (RUR) to 1 United States Dollar ($US) is used in the Feasibility Study which is supported by using The Bank of Canada’s average daily RUR to United States Dollar exchange rate from May 31, 2003 to May 31, 2005 of 29.01 RUR to the $US.

A positive economic model is one of the elements essential for conversion of resources to Mineral Reserves; the model is positive and supports the resource conversion at Kupol. The economic model for the Feasibility Study is an Activity Based Costing model. This model identifies the detail activities, drivers, and costs applied to each work process. Costs for new items and activities are benchmarked to other similar operations and checked against equipment operating cost data obtained from Caterpillar, Hitachi and Ingersoll Rand and Western Mine Engineering. For items in present use at the project, actual supply, material, and freight costs are used in the economic model.

Ore is mined in 2007 through 2014 and is stockpiled until mill startup in 2008. Annual cash flows are negative through the pre-production period until mid-2008, when they turn positive. Annual cash flows during the full production years 2009 - 2016 range between $US 244 million in 2009 and a low of $US 87 million in 2015. Cumulative project cash flow, taking into account the capital investment is $US 936 million. The economic model indicates the Kupol project has a payback period for the preproduction capital investment and operating costs of less than two years before Net Profit Tax using the Feasibility costs and metals prices.

Kupol Project

The Feasibility mineral reserve has a Net Present Value (NPV) before Net Profit Tax, using feasibility metals prices and a 0% discount rate, equal to $US 730 million. By comparison, the updated mineral reserve yields a NPV at 0% discount rate of $US 936 million. NPV at a 5% discount rate is $US 590 million and at 8% discount rate is $US 445 million, greater amounts than for the Feasibility mineral reserve.

22.15        Sensitivity Analysis

The following table shows sensitivities of the Kupol project to changes in metal prices, grade, and operating costs on a forward basis from the start of production in 2008 to the end of the project:

Table 22.3 Sensitivity Analysis of Kupol Mineral Reserves.

Parameter	-10%	Base	10%
Metal Price	$350/oz Au/$5.50 oz Ag	$400/oz Au/$6.00/oz Ag	$450/oz Au/$6.50/oz Ag
Ore Grade ± 10%	15.3 g/T Au/186 g/T Ag	16.8 g/T Au/205 g/T Ag	18.7 g/T Au/228 g/T Ag
Operating Cost ± 10%	$65.06/Tonne	$72.29/Tonne	$79.51/Tonne
Metal Price Cash Flow	$1,047 million	$1,258 million	$1,469 million
Ore Grade Cash Flow	$1,101 million	$1,258 million	$1,450 million
Operating Cost Cash Flow	$1,315 million	$1,258 million	$1,202 million

 The effect of changing the three project parameters in rows 1 -3 on cumulative cash flow is shown in the last three rows of the table. The project is least sensitive to changes in operating costs. In a “worst case”, a 10% increase in operating costs, a 10% drop in ore grade and a 10% drop in metals prices yield together a cumulative cash flow of $853 million. In this case, payback would require slightly greater than 2.5 years. From the analysis above, the project has positive economics even with negative changes in all three of the variables in the table, and still returns more than twice the capital investment.

Kupol Project

23.0          References

Anyusk Geological Expedition, 2000, Summary Report on the Exploration of the Kupol Deposit, Internal Report

Brathwaite, R.L., Cargill, H.J., Christie, A.B., Swain, A., 2001, Lithological and spatial controls on the distribution of quartz veins in andesite and rhyolite hosted epithermal Au-Ag deposits of the Hauraki Goldfield, New Zealand: Mineralium Deposita, Vol 36, p 1-12

*Garagan, T., Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101,” dated 31 March 2005,

*Garagan, T., 2004, Technical Report, Kupol Project, Preliminary Assessment Summary, Russian Federation, 19 May 2004

*Garagan, T. and MacKinnon, H., 2003, Technical Report, Kupol Project, Chukotka, A.O., Russian Federation, November 2003

*Garagan, T, Stahlbush, F., Crowl, W., 2005, Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian, July 4, 2005.

Hedenquist, J.W., Arribas, A., and Gonzalez-Urien, E., 2000, Exploration for Epithermal gold deposits: Reviews in Economic Geology, v.13. p. 245-277

Hedenquist, J.W. and White, N.C., 2005, Characteristics of and Exploration for Epithermal Precious Metal Ore Deposits Short Course, 5-6 March 2005, Toronto, Canada

Hudson, D.M., 2003, Epithermal alteration and mineralization in the Comstock Lode, Virginia City, Nevada: Economic Geology, v 98, No 2, p 367-386

Izawa, E., Urashima, Y., Ibaraki, K., Suzuki, R., Yokoyama, T., Kawasaki, K., Koga, A., Taguchi, S., 1990. The Hishikari gold deposit: high grade epithermal veins in Quaternary volcanics of southern Kyushu, Japan: Journal of Geochemical Exploration, v. 35, p 1-56.

Kupol Feasibility Study Report, Gold Project Far East Russia, June 1, 2005, Bema Gold Corporation

Panchenko, A.F., Kogan, D.J., 2000, Laboratory test work on the technological properties of the ore from the Kupol deposit. Irgiredmet Report, Irkutsk,

Rhys, D.A., 2004, Structural Study of the Kupol Deposit, Chukotka Autonomous Region, Eastern Russia, September 2004.

Sillitoe, R.H., 1993, Epithermal Models, Genetic Types, geometrical controls and shallow features: Geological Association of Canada Special Paper 40, p. 403-417.

Smee, B., 2005, A Review of Quality Control Data from the Kupol Gold Project, Chukotka Autonomous Okrug, Russia, January 2005

Smee, B., 2005, Kupol Project Check Assays, Assayers Canada vs Kupol Project Laboratory, Memorandum Report, February 26, 2005

Kupol Project

Thompson, M. and Howarth, R.J., 1978: A new approach to the estimation of analytical precision. Journal Geochemical Exploration, 9:22-30.

Vartanyan, S.S., Schepotiev, Y.M., Bochek, L.I., Lorents, D.A., Nickolaeva, L.A., Sergievsky, A.P., 2001, Study of the mineralogy and geochemical features of gold mineralization of Kupol ore occurrence, Internal Paper, Moscow.

Wallace, T.C., Hall-Wallace, M.K., 2003, Famous Mineral Localities: Fresnillo, Zacatecas, Mexico. Mineralogical Record.

* Available on SEDAR (www.sedar.com)

Kupol Project

24.0          Date and Signature Page

The undersigned prepared this Technical report, titled NI-43-101 Technical Report on the Kupol Project, Chukotka, A. O., Russian Federation, dated 30 November 2006, in support of the public disclosure of Mineral Reserves and Resources for the Kupol property. The format and content of the report are intended to conform to Form 43-101F1 of the National Instrument (NI 43-101) of the Canadian Securities Administrators.

Signed and Sealed

Tom Garagan            30 March 2007

Signed and Sealed

Donald E. Cameron          30 March 2007